Exhibit 10.1

ASSET PURCHASE AGREEMENT

dated as of July 20, 2011

among

NTS Technical Systems,

Ingenium Testing, LLC,

Lab Nine, LLC,

Lab Eight, Inc.

Cliff Smith, an individual,

and

Duane Wingate, an individual

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ARTICLE IV REPRESENTATIONS AND WARRANTIES REGARDING BUYER		30
4.1	Organization and Good Standing	30
4.2	Authority, Approvals, Enforceability and Consents.	30
4.3	Brokers	31

ARTICLE V ADDITIONAL AGREEMENTS		31
5.1	Covenant Not to Compete; Non-Solicitation; Confidentiality.	31
5.2	Taxes.	33
5.3	Waiver of Rights of First Offer or First Refusal	34
5.4	Medical/Dental Benefits For Smith	34
5.5	Agreements As to Pending Tax Matter	34
5.6	Covenant of Interest/Share Holders	34
5.7	Employees.	34
5.8	Name Changes	35

ARTICLE VI SURVIVAL AND INDEMNIFICATION		36
6.1	Survival	36
6.2	Indemnification	36
6.3	Indemnification Procedures.	38
6.4	Set-Off, Etc.	40
6.5	Taxes	41

ARTICLE VII MISCELLANEOUS		41
7.1	Expenses	41
7.2	Certain Interpretative Matters	41
7.3	Notices	42
7.4	Assignment	43
7.5	Entire Agreement	43
7.6	Modifications, Amendments and Waivers	43
7.7	Counterparts	44
7.8	GOVERNING LAW	44
7.9	Severability	44
7.1	Submission to Jurisdiction; Waiver of Jury Trial	44
7.11	Specific Performance	45
7.12	No Presumption	45
7.13	No Third Party Beneficiary	46
7.14	Non-Recourse	46
7.15	Schedules	46

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LIST OF SCHEDULES AND EXHIBITS

Exhibit A	Certain Defined Terms
Exhibit B	Form of General Release
Exhibit C	Form of New Lease
Exhibit D	Form of Consulting Agreement
Exhibit E	Assignment Agreement

Schedule 1.1(a)	Asset List
Schedule 2.1	Foreign Jurisdictions
Schedule 2.2	Capitalization
Schedule 2.3	Consents
Schedule 2.4(d)	Off-Balance Sheet Arrangements
Schedule 2.6(a)	Absence of Certain Changes with Respect to Assets
Schedule 2.6(b)	Absence of Certain Changes with Respect to Capitalization and Liabilities
Schedule 2.7(g)	Tax Return Jurisdictions
Schedule 2.7(m)	Leased Employees
Schedule 2.8(a)	Claims and Judgments
Schedule 2.8(c)	Material Permits
Schedule 2.9(b)	Leased Real Property
Schedule 2.9(j)	Subleases
Schedule 2.11(a)-1	Company Registered Domain Names
Schedule 2.11(a)-2	Company Registered Marks
Schedule 2.11(a)-3	Company Patents
Schedule 2.11(a)-4	Company Registered Copyrights
Schedule 2.11(b)	Non-Disclosure and Invention Assignment Agreements
Schedule 2.12	Insurance
Schedule 2.13(a)	Company Agreements
Schedule 2.14(a)	Employees
Schedule 2.14(b)	Independent Contractors, Leased Employees
Schedule 2.15(a)	Benefit Plans
Schedule 2.15(c)	Benefit Plan Compliance Exceptions
Schedule 2.16-1	Contracts with Insiders
Schedule 2.16-2	Insider Transactions since December 31, 2008
Schedule 2.18	Citations Under OSHA
Schedule 2.19(a)	List of Assets
Schedule 2.19(b)	Tangible Personal Property That Is Not In Good Working Condition
Schedule 2.21	Top 10 Customers
Schedule 3.1	Interest/Share Holder Ownership and Liens on Interests
Schedule 6.2	Pending Tax Matter

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ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement dated as of July 20, 2011 (this "Agreement") is by and among NTS Technical Systems, a California corporation ("Buyer"), Ingenium Testing, LLC, an Illinois limited liability company ("Ingenium"), Lab Nine, LLC, an Illinois limited liability company ("Lab Nine"), Lab Eight, Inc., an Illinois corporation ("Lab Eight") and, together with Ingenium and Lab Nine, "Sellers," Cliff Smith, an individual ("Smith"), and Duane Wingate, an individual ("Wingate").  Ingenium, Lab Nine and Lab Eight are sometimes hereafter referred to as "Sellers".  Smith and Wingate are hereinafter together referred to as the "Interest/Share Holders."  Buyer, Sellers and the Interest/Share Holders are sometimes hereinafter collectively referred to as the "Parties."  Capitalized terms used but not defined herein have the meanings assigned to them on Exhibit A.

The Interest/Share Holders are the sole owners of the issued and outstanding, voting and non-voting, limited liability company membership interests of Ingenium and Lab Nine and the outstanding capital stock of Lab Eight.

Buyer desires to purchase from Sellers substantially all of the assets of Sellers, and Sellers desire to sell substantially all of the assets of Sellers to Buyer, all on the terms and conditions hereinafter set forth.

In consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS

1.1           Purchase and Sale.

(a)           Upon the terms and subject to all of the conditions set forth herein, on the Closing Date, Sellers agree to sell to Buyer, and Buyer agrees to purchase from Sellers, free and clear of all Liens, except Permitted Liens, the Business as a going concern and all of the right, title and interest of Sellers in and to all of their assets and property, tangible and intangible, except for the Excluded Assets, owned or used by Sellers in connection with or arising from the conduct of the Business (the "Purchased Assets").  The Purchased Assets shall include, but not be limited to, the following:

(i)       cash and cash equivalents and all accounts receivable of Sellers as of the Closing Date (Buyer shall assume responsibility for the collection of Sellers' Accounts Receivable);

(ii)      all property, tangible or intangible, real, personal or mixed, including all machinery, equipment, supplies, furniture, furnishings, office equipment, tools, racks, displays, fixtures and other tangible personal property used by Sellers in connection with the Business, including without limitation the property listed or described on Schedule 1.1(a);

(iii)     all customer and supplier lists, sales data, catalogs, brochures, literature, forms, mailing lists, art work, photographs and advertising and promotional material, in whatever form or media;

(iv)     all inventory, work in process, raw materials, finished products, supplies, packaging, labels, spare parts and shipping containers and materials;

(v)      the right to receive mail and other communications addressed to Sellers and pertaining to the Business prior to the Closing (including, without limitation, mail and communications from customers, suppliers, distributors, agents and others);

(vi)     all goodwill as a going concern and all other intangible properties;

(vii)    all of Sellers' rights under the Contracts (excluding those described on Schedule 2.15(a) ("Employee Benefit Plans")), and all other contracts, agreements, licenses, Permits, arrangements, orders and commitments (including bids, proposals and other responses to solicitations or proposals) relating to the ownership of the Purchased Assets or the conduct of the Business, including any Contracts for the purchase of raw materials, Contracts for inventory, work in process and goods in transit, Contracts for services and supplies, purchase orders, warranties, distribution and sales representative arrangements, union contracts, Contracts or other arrangements pursuant to which Sellers are entitled to use certain assets that are owned by a governmental authority or other third party in the conduct of the Business, and any options to purchase real or personal property;

(viii)   all of Sellers' rights to use the names "Ingenium Testing," "Lab Nine," "Lab Eight" and any other trade names or trademarks previously used by Sellers in connection with the Business, and any logo or mark, whether or not registered, used by Sellers in connection with the Business;

(ix)      all Intellectual Property;

(x)      all Permits, approvals, qualifications and the like issued by any Governmental Authority;

(xi)      all books and records relating to the Business, including all personal property records, personnel records of employees of Sellers to be terminated by Sellers and then hired by Buyer, who are identified in Schedule 2.14(a), accounting records and all original applications and files and correspondence with the U.S. Patent and Trademark Office which relate to patent and trademark applications held by Sellers and their agents;

(xii)     all claims, causes of action, choses in action, rights of recovery and rights of set off of any kind, whether known or unknown, in favor of Sellers, and pertaining to, or arising out of, the Purchased Assets or offsetting any Assumed Liabilities; and

(xiii)    all prepaid expenses, deposits and credits.

(b)           The Purchased Assets shall not include the following assets and properties (collectively, the "Excluded Assets"):

(i)       Sellers' franchise as a corporation or as a limited liability company, as the case may be, minute books, stock transfer or membership interest records and similar records relating to their organization, existence or capitalization, and the capital stock or membership interests of the Interest/Share Holders;

(ii)      the rights of Sellers under this Agreement and the instruments and certificates delivered in connection with this Agreement;

(iii)      any books, records, correspondence, other documents and litigation files and the right to receive mail and other communications addressed to Sellers which, in each case, relate primarily to the Retained Liabilities or the Excluded Assets (provided that, if any such items also relate to the Assumed Liabilities or the Purchased Assets, Sellers shall receive only copies of such items);

(iv)     All rights to refunds and credits of Taxes, all Tax Returns, all taxpayer and other identification numbers, all rights in respect of any audit, examination, litigation or other proceeding involving Sellers and relating to Taxes, and all books and records relating to the foregoing;

(v)      All assets (including any current assets) not otherwise treated as Excluded Assets and that relate to Taxes collected or withheld by Sellers and payable to any Governmental Authority or Taxing Authority;

(vi)     All attorney-client, accountant, and other confidences and privileges and related information and documents and all books and records relating to the foregoing;

(vii)    Assets of Sellers related to all Employee Plans;

(viii)   All insurance policies of Sellers related to the Business, any refunds paid or payable in connection with the cancellation or discontinuance of any insurance policies applicable to the Business and any claims made or to be made under any such insurance policies;

(ix)      All obligations of the Interest/Share Holders to Sellers;

(x)      Two (2) Apple 27" iMac desktop computers, Model No. A1225, Serial Nos. W88230A1ZE4 and W882419ZZE4;

(xi)      Rights in and to a loan made by one or more Sellers to Blackhawk Learning Connection, an Illinois not-for-profit corporation;

(xii)     Rights in and to one or more loans made by one or more Sellers to KMM Group, L.L.C.; and

(xiii)    All books and records relating primarily to Excluded Assets or Retained Liabilities;

1.2           Assumption of Liabilities.  Buyer shall assume the following liabilities:

(a)           Subject to the conditions herein set forth, upon the transfer of the Purchased Assets on the Closing Date, Buyer shall assume and discharge the following liabilities and obligations of Sellers (the "Assumed Liabilities"):  accounts payable existing on the Closing Date as set forth on Schedule 1.2 and other liabilities and obligations of Sellers arising after the Closing Date under any Contract, lease or other agreement assigned to Buyer pursuant to Section 1.1 which (i) is set forth in any Schedule to this Agreement (unless otherwise indicated thereon), (ii) because of temporal, dollar and other limitations set forth in this Agreement is not required to be set forth in any Schedule to this Agreement or (iii) is otherwise specifically consented to in writing by Buyer.  Notwithstanding the foregoing, Buyer shall not assume any liabilities or obligations arising out of any breach or default by Sellers prior to the Closing of any provision of any Contract, lease, or other agreement assigned to Buyer pursuant to Section 1.1, all of which shall be Retained Liabilities.

(b)           Notwithstanding the foregoing, in the event a warranty claim is presented to Buyer, within 12 months following the Closing, with respect to any goods or services provided by Sellers to Hamilton Sundstrand prior to the Closing Date, Buyer may, in its sole discretion, perform all necessary warranty work related to such warranty claim and shall invoice Sellers for Buyer's actual, direct cost of performing the warranty work, without mark-up for overhead or indirect costs.  Each such invoice shall describe in reasonable detail the warranty claim asserted, the work performed by Buyer, and Buyer's actual direct costs of performing such work.  In the event Sellers fail to pay Buyer's invoices within 30 days after receipt, Buyer may receive payment from the Holdback and if the Holdback is exhausted, then Buyer may offset against the Earn Out.

1.3           Liabilities Not Assumed.

Buyer shall assume no debts, obligations, Contracts, leases or liabilities of Sellers, including any amounts owed by Sellers to the Interest/Share Holders as of the Closing Date, except for the Assumed Liabilities.  Sellers shall pay and be responsible for all debts, obligations, Contracts, leases or liabilities of Sellers which are not Assumed Liabilities (the "Retained Liabilities").  The Parties agree that Sellers shall be responsible for the payment of all obligations of Sellers existing at the Closing Date, as defined below, that are not Assumed Liabilities and that any unpaid obligations of Sellers existing after the Closing Date (including without limitation Retained Liabilities), may in Buyer's sole discretion, be paid by Buyer, in which case any amounts so paid by Buyer shall be offset against the Holdback or the Adjusted Cash Consideration (as hereinafter defined).

1.4           No Assignment in Certain Circumstances.

Notwithstanding anything herein to the contrary, this Agreement shall not constitute an agreement to sell, convey, assign, transfer or deliver any interest in any instrument, commitment, contract, lease, Permit or other agreement or arrangement or any claim, right or benefit arising thereunder or resulting therefrom, if a sale, conveyance, assignment, transfer or delivery or an attempt to make such a sale, conveyance, assignment, transfer or delivery without the authorization, approval, consent or waiver of a third party would constitute a breach or violation thereof or affect adversely the rights of Sellers or Buyer thereunder; and any sale, conveyance, assignment, transfer or delivery to Buyer of any interest under any such instrument, commitment, Contract, lease, Permit or other agreement or arrangement that requires the authorization, approval, consent or waiver of a third party shall be made subject to such authorization, approval, consent or waiver being obtained.  In the event that any such authorization, approval, consent or waiver is not obtained on or prior to the Closing Date, Sellers shall use its commercially reasonable efforts to obtain any such authorization, approval, consent or waiver (provided that, in obtaining any such authorization, approval, consent or waiver, Sellers shall not agree to any amendment, modification or supplement of any such instrument, commitment, contract, lease, Permit or other agreement or arrangement, except with Buyer's consent), and Sellers shall, to the greatest extent permitted by Law and any such instrument, commitment, contract, lease, Permit or other agreement or arrangement (including by acting as an agent of Buyer or its Affiliates), hold such instrument, commitment, contract, lease, Permit or other agreement or arrangement or any claim, right or benefit arising thereunder or resulting therefrom in trust for the benefit of Buyer and its Affiliates or otherwise for the exclusive use and benefit of Buyer and its Affiliates such that Buyer and its Affiliates receive the interest of Sellers in the benefits therefrom until such time as such authorization, approval, consent or waiver is obtained.  To the extent Buyer shall receive such benefits, Buyer shall perform, as a subcontractor or on a similar basis, the obligations under such instrument, commitment, contract, lease, Permit or other agreement or arrangement.

1.5           Purchase Price.

(a)           The total consideration to be paid by Buyer to Sellers for the Purchased Assets (the "Base Purchase Price") is Twelve Million Five Hundred Twenty-Five Thousand One Hundred Ten and no/100ths Dollars ($12,525,110) (the "Base Cash Consideration"), as may be adjusted pursuant to Section 1.7 (the Base Cash Consideration as so adjusted, the "Adjusted Cash Consideration").

(b)           Buyer shall be entitled to a "holdback fund" equal to $300,000 against which claims for indemnification may be asserted by Buyer (the "Holdback").  The Holdback shall be in the form of Buyer's offset against Base Rent that Buyer is obligated to pay under the New Lease.  In the event that one or more Buyer Indemnified Party(ies) (as defined in Section 6.3) proceeds against the Holdback (as discussed in Section 6.3) pursuant to Section 6.4 in order to satisfy entitlements to indemnification, the Base Rent as defined in the New Lease shall be reduced by the amount of such indemnification entitlement(s), up to a maximum reduction of $60,000 per year, until the aggregate amount of the Base Rent reduction under the New Lease equals the lesser of the total amount of the Holdback or the aggregate amount of the indemnification entitlement(s) asserted by the Buyer Indemnified Party(ies).

(c)           The owing and unpaid Tax obligations of Sellers to the Internal Revenue Service and the State of Illinois reflected on Schedule 5.2 (“Pending Tax Matter”) and the SBA Loan shall be paid in full in accordance with the timetable and procedures set forth in the following paragraphs.

(i)       That portion of the Pending Tax Matter representing liabilities to the State of Illinois shall paid by Buyer to the State of Illinois at Closing out of the Base Cash Consideration.

(ii)      Sellers warrant and represent to Buyer that the federal taxes owing and unpaid by Sellers as of Closing will not exceed $350,000.  In reliance upon such warranty and representation, Buyer shall withhold from the Base Cash Consideration the sum of $350,000 for the purpose of paying that portion of the Pending Tax Matter representing federal tax liabilities to the Internal Revenue Service, which shall be paid immediately upon receipt of an updated payoff letter from the Internal Revenue Service as provided in Section 1.5(f) further below.  Immediately upon execution of this Agreement, in all respects as required in accordance with United States Internal Revenue Service procedures, Sellers shall (i) request a payoff letter from the Internal Revenue Service setting forth the total amount owed by the Sellers to the Internal Revenue Service and the date on which payment of such amount shall cause the Internal Revenue Service to fully discharge and release its liens on the assets of the Sellers (the “IRS Payoff Amount”) and (ii) apply for (and/or, at Buyer's election, assist Buyer in applying for) a certificate of discharge and/or (at Buyer's election) certificate of release of the federal tax liens on the Assets.  Sellers shall provide a copy of such payoff letter to Buyer immediately upon receipt.  Notwithstanding the foregoing, for purposes of discharging Buyer's obligation hereunder to pay the same, the entire Pending Tax Matter Payment shall be deemed to have been paid to Sellers on the Closing Date.

(iii)      Buyer shall also withhold from the Base Cash Consideration an amount equal to the payoff amount for the SBA Loan (the “SBA Payoff Amount”) for the next permitted prepayment date to occur after the Closing (the “SBA Payoff Date”).

(iv)     The Base Cash Consideration, net of (A) the SBA Payoff Amount (B) that portion of the Pending Tax Matter Payment required to be paid out of the Base Cash Consideration pursuant to this Section 1.5(c)(i) and (C) $350,000 is hereinafter referred to as the "Closing Cash Consideration."

(d)           Payment of the Closing Cash Consideration shall be at the Closing by wire transfer of immediately available funds in accordance with written instructions that Sellers shall have provided to Buyer.

(e)           Buyer shall wire transfer the SBA Payoff Amount on the SBA Payoff Date in accordance with such written instructions as are provided by Colson Services Corp, and within such time and manner as is necessary to ensure that the SBA Payoff Amount is credited to Ingenium on the SBA Payoff Date.  Notwithstanding the foregoing, in the event that any amounts are required to be paid in excess of the SBA Payoff Amount to pay the SBA Loan in full and secure the full release of all liens or other encumbrances created by the SBA Loan, Sellers shall be solely responsible for paying such excess amounts and shall pay such amounts no later than the SBA Payoff Date.

(f)           Buyer shall pay the IRS Payoff Amount (but not more than $350,000) to the Internal Revenue Service in accordance with the IRS payoff letter and such other written instructions as are provided by the Internal Revenue Service and delivered to Buyer and (provided such delivery to Buyer occurs a reasonable period before such payoff date) no later than the payoff date stated in the payoff letter from the Internal Revenue Service.  In the event that the IRS Payoff Amount is less than $350,000, Buyer shall simultaneously pay to Sellers the difference between the IRS Payoff Amount and $350,000.  In the event that the IRS Payoff Amount is more than $350,000 (such difference, a "Shortfall"), then Sellers shall pay the amount of the Shortfall directly to the Internal Revenue Service in accordance with such written instructions as are provided by the Internal Revenue Service and within such time and manner as is necessary to ensure that the payment is credited to Sellers on the payoff date stated in the payoff letter from the Internal Revenue Service.  If for any reason Sellers are unable and/or fail so to make such payment of the Shortfall, then Sellers shall immediately notify Buyer of such inability and/or failure and, in such event, Buyer in its sole and absolute discretion shall have the right (but not the obligation) to pay to the Internal Revenue Service the amount of the Shortfall (and, if Buyer does pay the Shortfall to the Internal Revenue Service, then such amount shall constitute a joint and several debt obligation of Sellers to Buyer (i) that is payable on demand, (ii) that bears simple interest at 10% per annum, (iii) with respect to which Sellers are obligated jointly and severally to pay and reimburse to Buyer all costs of enforcement and collection (including attorneys' fees and charges), and (iv) and with respect to which (A) Buyer and its affiliates shall have the right, but not the obligation, to offset both the Shortfall and also any such costs against any other amount owed at any time by Buyer or any of its affiliates to any of the Sellers (whether under this Agreement or otherwise) and (B) all rights and remedies of Buyer shall be cumulative.

(g)           Subject to compliance by Buyer with the provisions of this Section 1.5, Sellers, jointly and severally, shall defend, indemnify and hold Buyer and the Assets harmless from and against any levy, sale or other enforcement action with respect to the Assets that may be taken by the Internal Revenue Service based upon federal taxes owing and unpaid by Sellers, and promptly pay and/or reimburse Buyer for any cost or expense (including attorneys' fees and charges) incurred by Buyer with respect to any such levy, sale or other enforcement action.

1.6           Closing.  On the terms and subject to the conditions set forth in this Agreement, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place in escrow by overnight delivery, electronic mail, fax or such other mechanisms as the parties may agree on a date mutually agreed to by the parties (the "Closing Date"), or such other date and at such other place as may be mutually agreed upon by Buyer and Sellers.

1.7           Earn Out Consideration.  Buyer shall pay Sellers an earn out in the aggregate not to exceed Seven Million Seventy-Five Thousand Dollars ($7,075,000), hereinafter referred to as the "Earn Out."  The Earn Out shall be paid entirely in cash.  The starting date for the Earn Out Period (as defined in this paragraph) shall be the last calendar day of the month in which the Closing Date occurs (the "Start Date").  The Earn Out, if and to the extent earned, shall be determined as of the annual anniversary date of the Start Date for the years 2012 (the "2012 Earn Out"), 2013 (the "2013 Earn Out") and 2014 (the "2014 Earn Out" and, together with the 2012 Earn Out and the 2013 Earn Out, the "Earn Out Period") and paid, if and to the extent earned, in three annual installments in accordance with the following terms and conditions:

(a)           For the 2012 Earn Out, in the event that the consolidated EBITDA of the NTS Rockford laboratory facility which will operate the Business and house the Purchased Assets post-closing (the "Rockford Facility") exceeds $3,024,356 during the twelve calendar months immediately preceding the first anniversary date of the Start Date (the "2012 EBITDA Target"), Sellers will be entitled to receive the amount by which the consolidated EBITDA of the Rockford Facility for the 2012 Earn Out exceeds the 2012 EBITDA Target up to a maximum aggregate amount of Three Million Seventy-Five Thousand Dollars ($3,075,000) for the years 2012, 2013 and 2014, with any excess over that amount shared pro rata between the parties as set forth below.*

(b)           For the 2013 Earn Out, in the event that the consolidated EBITDA of the Rockford Facility exceeds $5,400,000 during the twelve calendar months immediately preceding the second anniversary date of the Start Date (the "2013 EBITDA Target"), Sellers will be entitled to receive the amount by which the consolidated EBITDA of the Rockford Facility for the 2013 Earn Out exceeds the 2013 EBITDA Target up to a maximum aggregate amount of Three Million Seventy-Five Thousand Dollars ($3,075,000) for the years 2012, 2013 and 2014, with any excess over that amount shared pro rata between the parties as set forth below.*

(c)           For the 2014 Earn Out, in the event that the consolidated EBITDA of the Rockford Facility exceeds $5,916,000 during the twelve calendar months immediately preceding the third anniversary date of the Start Date (the "2014 EBITDA Target"), Sellers will be entitled to receive the amount by which the consolidated EBITDA of the Rockford Facility for the 2014 Earn Out exceeds the 2014 EBITDA Target up to a maximum aggregate amount of Three Million Seventy-Five Thousand Dollars ($3,075,000) for the years 2012, 2013, and 2014, with any excess over that amount shared pro rata between the parties as set forth below.*

*Once the aggregate Earn Out paid to Sellers equals Three Million Seventy-Five Thousand Dollars ($3,075,000), any additional amount by which the consolidated EBITDA of the Rockford Facility exceeds the EBITDA Target for any of the applicable years shall be divided 60% to Sellers and 40% to NTS, provided that the Total Earn Out payable to Sellers shall not exceed $7,075,000 million.

Each of the foregoing Earn Out amounts, if earned, shall be paid by Buyer to Sellers within sixty (60) days following each of the first three anniversaries of the Start Date based upon Buyer's good faith calculation of the EBITDA for the applicable period, using Buyer's unaudited financial statements maintained in accordance with Buyer's normal internal accounting methods consistently applied.  In each case, however, the applicable Earn Out payment shall be subject to a subsequent adjustment increasing or decreasing such Earn Out payment based upon Buyer's Audited Financials covering the twelve-month period in which the Earn Out was earned (or otherwise would have been earned), to be calculated within sixty (60) days following such Audited Financials being completed and signed by the independent auditor of the Audited Financials for each of the two fiscal years that include the applicable twelve-month period in which the Earn Out was earned.  In the event such subsequent calculation results in an adjustment (upwards or downwards) to an Earn Out payment previously made (or which should have been made as a result of such adjustment), Buyer shall pay to Sellers the full amount of any such upwards adjustment, without interest, within thirty (30) days of the completion of such calculations, and Sellers shall pay Buyer the full amount of any such downwards adjustment, without interest, within thirty (30) days of the completion of such calculations.

"Audited Financials" means an income statement of the Rockford Facility for the applicable fiscal year prepared in accordance with GAAP and reflecting all revenues received by and expenses incurred by the Rockford Facility during the applicable fiscal year. Regardless of whether an Earn Out payment is made, Buyer shall provide to Sellers a copy of the Audited Financials for  the two fiscal years covering each of the applicable twelve-month periods during the Earn Out  Period once the Audited Financials covering for the fiscal years in which such twelve-month period occurs is completed and signed by the independent auditor of the Audited Financials.

As used herein, "EBITDA" means earnings of the Rockford Facility before deduction for interest expense, Taxes, depreciation and amortization.  Costs included in the determination of EBITDA shall include all the cost line items of Sellers prior to the Closing, including, without limitation, selling costs, less Buyer's corporate allocation to the Rockford Facility.  For purposes of determining the amounts payable to Sellers pursuant to (a), (b) and (c) above, the audited financial statements of the Rockford Facility will be used.

(d)           Buyer agrees that during the Earn Out Period the corporate allocation made to the Rockford Facility will be performed in accordance with the same formulae, and on the same basis, as the corporate allocation made to Buyer's other laboratory facilities; and Buyer agrees that during the Earn Out Period it will use commercially reasonable efforts to provide to the Rockford Facility after the Closing the same general level of support that it provides to its other laboratory facilities, provided, however, that Buyer shall not be required to purchase equipment for the Rockford Facility or otherwise expand its operations or service offerings other than as may be required by Law.

1.8           Deliveries at the Closing.  In addition to the other requirements set forth herein, at the Closing:

(a)           Sellers shall cause each of the following to be delivered to Buyer:

(i)      Bills of sale and any other documents necessary to transfer to Buyer good, valid and marketable title to all the Purchased Assets free and clear of all Liens except Permitted Liens;

(ii)      a general release in the form attached hereto as Exhibit B ("General Release") from each of Cliff Smith and Duane Wingate and each other officer, director or manager of any of Sellers, duly executed by the applicable releasor;

(iii)      a certificate duly executed by the Managers of Ingenium and Lab Nine and the Secretary of Lab Eight certifying as to the full force and effect of the organizational documents of each entity attached thereto as exhibits;

(iv)     certificates from appropriate government officials (each dated as of a recent date) certifying as to the good standing of each entity in the State of Illinois and in each jurisdiction in which any of Sellers is qualified to conduct business as a foreign limited liability company or corporation;

(v)      copies of all notices to, and declarations, filings and registrations with, and consents, authorizations, approvals and waivers from, governmental and regulatory bodies required to consummate the transactions contemplated hereby and all consents and waivers listed on Schedule 2.3 (including applicable UCC-3 termination statements, payoff letters and other documentation relating thereto) and all other consents and waivers required to consummate the transactions contemplated hereby;

(vi)     the FIRPTA Certificate called for by Section 2.7;

(vii)    a new facility lease in the form of Exhibit C attached hereto (the "New Lease"), duly executed by ITS Partners, LLC, the landlord party thereto;

(viii)   executed copies of the Required Consents;

(ix)      a consulting agreement in the form of Exhibit D attached hereto (the "Consulting Agreement"), duly executed by Smith;

(x)      an executed assignment and assumption agreement in the form attached hereto as Exhibit E ("Assignment Agreement");

(xi)      such Tax clearance certificates and other documents as are required to relieve Buyer of any obligation to withhold from the Purchase Price any amount in respect of Taxes imposed on Sellers, their respective assets, or the Purchased Assets, or otherwise (including without limitation an order with respect to each Seller issued by the Illinois Department of Revenue in accordance with the second paragraph of 35 I.L.C.S. 5/902 pursuant to an Illinois Department of Revenue Form CBS-1 Notice of Sale, Purchase, or Transfer of Business Assets filed by Seller before Closing in form and content approved by Buyer (which approval shall not be unreasonably conditioned, delayed or withheld);

(xii)     all required third party consents to the assignment of contracts and Company Agreements, including the consent of Hamilton Sundstrand to the assignment of its contract with Ingenium dated October 26, 2006 to Buyer; and

(xiii)    all other instruments and documents reasonably requested by Buyer.

(b)           Buyer shall cause each of the following to be delivered to Sellers:

(i)       a certificate duly executed by the Secretary (or Assistant Secretary) of Buyer certifying as to:  (A) the full force and effect of resolutions of their respective board of directors attached thereto as exhibits evidencing the authority of Buyer to consummate the transactions contemplated by the Transaction Documents to which they are a party; (B) the full force and effect of the certificate of incorporation and bylaws of Buyer attached thereto as exhibits; and (C) the incumbency and signature of the officers of Buyer who have executed the Transaction Documents to which Buyer is a party;

(ii)      certificates from an appropriate government official (dated as of a recent date) certifying as to the good standing of Buyer in the State of California;

(iii)      the Consulting Agreement, duly executed by Buyer and including documentation reasonably acceptable to Smith and his counsel that Buyer's group health insurance plan provides, effective as of the Closing, health insurance coverage for Smith and his spouse as required by Section 6.4;

(iv)     the New Lease, duly executed by Buyer, the tenant thereto, and the parent of Buyer, as guarantor thereto;

(v)      executed Assignment Agreement;

(vi)     an executed agreement, in form and substance acceptable to Sellers, Ingenium Technologies Corp., and their respective counsel, agreeing to be bound by Sections 3.1, 5.1 and 5.2 of a Second Amended and Restated Confidentiality Agreement dated April 30, 2011, by and among Sellers, Interest/Shareholders, Ingenium Technologies Corp., Paul Wild, Richard Wash and Jeffrey C. Schneider (the "ITC Confidentiality Agreement").

(vii)    all other instruments and documents reasonably requested by Sellers.

1.9           Withholding Taxes.  To the extent required by applicable Law, Buyer shall be entitled to deduct and withhold any Taxes required to be withheld from any payments due to or payable on behalf of Sellers and/or Interest Share Holders at any time; and such amount shall be treated for all purposes of this Agreement as having been paid to the Sellers and/or Interest/ Share Holders as applicable.

ARTICLE II

REPRESENTATIONS AND WARRANTIES
REGARDING SELLERS

Sellers, Smith and Wingate hereby jointly and severally represent and warrant to Buyer as follows:

2.1           Organization and Good Standing.    Each of Ingenium and Lab Nine (collectively, the "LLCs") is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Illinois and has the requisite power and authority to own, lease and operate the properties used in the Business and to carry on the Business as currently conducted and currently contemplated to be conducted.  Each of the LLCs is duly qualified to do business and is in good standing as a foreign limited liability company in the states and jurisdictions set forth on Schedule 2.1 and in each other jurisdiction where qualification as a foreign limited liability company is required, except for such failures to be qualified and in good standing that, individually or in the aggregate, do not have, and are not reasonably likely to have, a Material Adverse Effect.  Prior to the date of this Agreement, each of the LLCs has delivered to Buyer complete and correct copies of its organizational documents, each as presently in effect.

(b)           Lab Eight is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois and has the requisite power and authority to own, lease and operate the properties used in the Business and to carry on the Business as currently conducted and currently contemplated to be conducted.  Lab Eight is duly qualified to do business and is in good standing as a foreign corporation in the states and jurisdictions set forth on Schedule 2.1 and in each other jurisdiction where qualification as a foreign corporation is required, except for such failures to be qualified and in good standing that, individually or in the aggregate, do not have, and are not reasonably likely to have, a Material Adverse Effect.  Prior to the date of this Agreement, Lab Eight has delivered to Buyer complete and correct copies of its organizational documents, each as presently in effect.

2.2           Capitalization.

(a)           The membership interests of each of the LLCs as owned are as set forth on Schedule 2.2, the "Membership Interests".  The Membership Interests constitute all the issued and outstanding equity interests in the LLCs, and Smith and Wingate own all of the Membership Interests.  The Membership Interests have been duly and validly authorized and issued, are fully paid and nonassessable with no personal liability attaching to the ownership thereof and have not been issued in violation of any preemptive right or of any federal or state securities Law.  Except as set forth on Schedule 2.2, there is no security, option, warrant, right, call, subscription, agreement, commitment or understanding of any nature whatsoever, fixed or contingent, that directly or indirectly (i) calls for the issuance, redemption, sale, pledge or other disposition of any limited liability company assets of the LLCs or any securities convertible into, or other rights to acquire, any limited liability company assets of the LLCs, (ii) obligates any LLC to grant, offer or enter into any of the foregoing or (iii) relates to the voting or control of such assets, securities or rights.  The LLCs have not created any "phantom interests," appreciation rights or other similar rights, the value of which is related to or based upon the price or value of any class or series of limited liability company interests of the LLCs.  The LLCs do not have any outstanding debt or debt instruments providing for voting rights with respect to any LLC to the holders thereof.  Neither the Interest/Share Holders nor any other Person is entitled to any preemptive or similar rights to subscribe for limited liability company interests of any LLC.  The LLCs have not granted to any Person the right to demand or request that any LLC effect a registration under the Securities Act of any securities held by such Person or to include any securities of such Person in any such registration by any LLC.

(b)           The total authorized, and issued capital stock of Lab Eight consists of 10,000 shares of common stock, of which 1,000 shares are issued and outstanding all of which are owned by Smith and Wingate (the "Shares").  The Shares have been duly and validly authorized and issued, are fully paid and nonassessable with no personal liability attaching to the ownership thereof and have not been issued in violation of any preemptive right or of any federal or state securities Law.  There is no security, option, warrant, right, call, subscription, agreement, commitment or understanding of any nature whatsoever, fixed or contingent, that directly or indirectly (i) calls for the issuance, redemption, sale, pledge or other disposition of any capital stock of Lab Eight or any securities convertible into, or other rights to acquire, any capital stock of Lab Eight, (ii) obligates Lab Eight to grant, offer or enter into any of the foregoing or (iii) relates to the voting or control of such interests, securities or rights.  Lab Eight has not created any "phantom interests," appreciation rights or other similar rights, the value of which is related to or based upon the price or value of any class or series of capital stock of Lab Eight.  Lab Eight does not have any outstanding debt or debt instruments providing for voting rights with respect to Lab Eight to the holders thereof.  Neither Smith nor Wingate nor any other Person is entitled to any preemptive or similar rights to subscribe for capital stock of Lab Eight.  Lab Eight has not granted to any Person the right to demand or request that Lab Eight effect a registration under the Securities Act of any securities held by such Person or to include any securities of such Person in any such registration by Lab Eight.

(c)           No Seller has any subsidiaries or investments in, or joint venture or strategic alliance agreements with, any other Person, other than investments in publicly-traded marketable securities.

2.3           Authority, Approvals, Enforceability and Consents.

(a)           The execution, delivery and performance by Sellers of this Agreement and the other Transaction Documents to be executed and delivered by Sellers and the consummation of the transactions contemplated hereby and thereby do not and will not:

(i)      contravene any provision of the organizational documents of Sellers;

(ii)      (after notice or lapse of time or both) violate, conflict with, result in a breach of any provision of, constitute a default under, result in or permit the modification, revocation, cancellation, termination or acceleration of, any Contract to which any Seller is a party or by which any of its properties or assets are bound or otherwise subject or, except as set forth on Schedule 2.3 (the "Required Consents"), require any consent or waiver of any party to any such Contract;

(iii)      result in the creation or imposition of any Lien upon, or any Person obtaining any right to acquire or other interest in, any properties, assets or rights of Sellers;

(iv)     violate or conflict with any Law applicable to Sellers or the Business or their properties; or

(v)      require any authorization, consent, order, permit or approval of, or notice to, or filing, registration or qualification with, any Government Authority.

(b)           No authorization, consent, order, permit or approval of, or notice to, or filing, registration or qualification with, any Government Authority is necessary to be obtained or made by Sellers to enable Buyer to continue to conduct the Business and operations and use the Purchased Assets after the Closing as a result of the transactions contemplated hereby in a manner that is consistent with the manner in which they are conducted and used.

2.4           Financial Statements.

(a)           Prior to the date of this Agreement Buyer received from Ernst & Young LLP, copies of the audited financial statements, including a balance sheet and statements of operation, members' equity and cash flow of each Seller for the calendar year ending December 31, 2009, and the period January 1 through August 31, 2010, prepared and certified by Ernst & Young, independent certified public accountants (the "Audited Financial Statements") and an unaudited balance sheet for each Seller as of June 30, 2011 (the "Unaudited Balance Sheets") and the date of the Unaudited Balance Sheets is hereinafter referred to as the "Balance Sheet Date" (all the foregoing financial statements, including any notes thereto being referred to herein collectively as the "Company Financial Statements").  The Company Financial Statements are in accordance with the books and records of Sellers and fairly present the financial position, results of operations, the Interest/Share Holders' equity and cash flows of each Seller as of the dates and for the periods indicated, in each case, except the Unaudited Balance Sheets, in accordance with GAAP consistently applied during such periods, and the Company Financial Statements indicate all adjustments, which consist of only normal recurring accruals (that are not, individually or in the aggregate, material) necessary for such fair presentations.  The statements of operations included in the Company Financial Statements do not contain any items of special or nonrecurring income except as expressly specified therein, and the balance sheets included in the Company Financial Statements do not reflect any write-up or revaluation increasing the book value of any assets.  The books and accounts of each Seller are complete and correct in all material respects and fully and fairly reflect all of the transactions of Sellers.

(b)           Neither Sellers nor, to the Knowledge of Sellers, any Representative of Sellers has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Sellers with respect to the Company Financial Statements or the internal accounting controls of Sellers, including any written or oral complaint, allegation, assertion or claim that Sellers have engaged in questionable accounting or auditing practices.  No attorney representing any Seller, whether or not employed by any of Sellers, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by any of Sellers or any of their respective Representatives to any Manager of any of Sellers or any committee thereof or to any officer of any of Sellers.

(c)           To the Knowledge of Sellers, no employee of any Seller has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Law.  Sellers have not, and, to the Knowledge of any Seller, no contractor, subcontractor or agent of any of Sellers, has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of any Seller in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. §1514A(a).

(d)           Other than as set forth on Schedule 2.4(d), no Seller is subject to any "off-balance sheet arrangement" (as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended).

2.5           Absence of Undisclosed Liabilities.  Sellers have no obligation, liability or commitment of any nature whatsoever (whether direct or indirect, fixed or contingent, known or unknown, due or to become due, accrued or otherwise, and whether or not determined or determinable), and there is no existing condition, situation or set of circumstances which is reasonably expected to result in such an obligation, liability or commitment, except for (a) obligations, liabilities and commitments reflected or reserved against in the Company Financial Statements, (b) those arrangements set forth on Schedule 2.4(d) and (c) current liabilities incurred in the Ordinary Course after the Balance Sheet Date that, individually or in the aggregate, do not have, and are not reasonably likely to have, a Material Adverse Effect.

2.6           Absence of Certain Changes.

(a)           Since the Balance Sheet Date, Sellers have conducted business only in the Ordinary Course and, except as set forth on Schedule 2.6(a):

(i)      there has been no development, change, event or occurrence that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect; and

(ii)      there has been no physical damage, destruction or loss in an amount exceeding $15,000 in the aggregate affecting the assets of Sellers that is not covered by insurance or has not been remedied within 30 days.

(b)           except as set forth on Schedule 2.6(b), since the Balance Sheet Date Sellers have not, directly or indirectly:

(i)       amended or otherwise changed any organizational documents;

(ii)      (A) issued, granted or sold any membership interests or other equity securities, (B) issued, granted or sold any security, option, warrant, call, subscription or other right of any kind, fixed or contingent, that directly or indirectly calls for the issuance, sale, pledge or other disposition of any membership interests or other equity securities, (C) entered into any agreement, commitment or understanding calling for any transaction referred to in clause (A) or (B) of this paragraph (ii), or (D) made any other changes in its equity capital structure;

(iii)      declared, set aside or paid any dividend or other distribution (whether in cash, interests, property or any combination thereof) in respect of any interests or other equity securities, or purchase, redeem or otherwise acquire, any interests;

(iv)     made any capital expenditures (including expenditures for additions to plant, property and equipment) or appropriations or commitments with respect thereto;

(v)      created, incurred or assumed any indebtedness for money borrowed or obligations in respect of capital leases;

(vi)     paid, discharged or satisfied claims, liabilities or obligations (absolute, accrued, contingent or otherwise and whether due or to become due) which involve payments or commitments to make payments exceeding $25,000 in the aggregate, other than (A) liabilities or obligations incurred in the Ordinary Course and (B) scheduled repayments of current portions of and interest on long-term indebtedness, the estimated amounts of which payments (which in the case of interest payments on variable rate debt have been projected on the basis of rates currently in effect) have prior to the execution of this Agreement been disclosed by Sellers to Buyer in a writing which specifically refers to this Section 2.6(b)(vi);

(vii)    assumed, endorsed, guaranteed or otherwise become liable or responsible for (whether directly, contingently or otherwise) any indebtedness for money borrowed or any other obligation of any other Person;

(viii)   entered into any transaction or series of related transactions, whether or not in the Ordinary Course, involving total payments to or by it of, or involving the acquisition or disposition by it of property, assets or rights having a value of, more than $25,000 in the aggregate;

(ix)      approved or put into effect any increase in compensation or benefits payable to any of its employees, made any bonus payment to any of its employees, entered into or adopted a new Benefit Plan, or amended any Benefit Plan to increase the amount of compensation or benefits payable thereunder;

(x)       changed its accounting methods, principles or practices;

(xi)      waived any right or entered into any one or more transactions that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect;

(xii)     mortgaged, pledged or subjected to any Lien (other than Permitted Liens) any of its assets;

(xiii)    changed or modified any of the following:  (A) billing and collection policies, procedures and practices with respect to accounts receivable or unbilled charges; (B) policies, procedures and practices with respect to the provision of discounts, rebates or allowances; or (C) payment policies, procedures and practices with respect to accounts payable;

(xiv)    sold or transferred any of its assets (including, without limitation, any Intellectual Property), other than the sale of inventory in the Ordinary Course);

(xv)     settled any Tax Audit or other proceeding, made or changed any Tax accounting or recording method or election or filed any amended Tax Return; or

(xvi)    authorized any of, or committed or agreed to take, whether in writing or otherwise, any of the foregoing actions.

2.7           Taxes.

(a)           Sellers have timely filed (or have had filed on their behalf) with the appropriate Tax Authorities all Tax Returns required to be filed by them on or before the date hereof, and such Tax Returns are true, correct and complete in all material respects.  Sellers have paid, or have made adequate provision for the payment of, all Taxes for all periods (including any portions thereof).  Since the Balance Sheet Date, Sellers have incurred no liability for Taxes outside the Ordinary Course.

(b)           There are no liens for Taxes upon any property or assets of Sellers, except for (i) Taxes not yet due or (ii) those resulting from the Pending Tax Matter.

(c)           With the exception of the Pending Tax Matter, there are no Tax Audits currently pending with regard to any Taxes or Tax Returns of Sellers and, to the Knowledge of Sellers, no such Tax Audit is threatened.  No claim has ever been made by a Tax Authority in a jurisdiction where any Seller does not file Tax Returns that it is or may be subject to Taxation by that jurisdiction.  Prior to the date of this Agreement, Sellers have delivered or made available to Buyer complete and accurate copies of Tax Returns of Sellers and their predecessors for all open years and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by any Seller or any predecessor.

(d)           There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against any Seller, and to the Knowledge of Sellers no power of attorney granted by any Seller with respect to any matter relating to Taxes is currently in force.  Sellers have neither requested nor received a ruling from, nor entered into a closing or other agreement with, any Tax Authority that could affect the Tax liability of any Seller or bind the Buyer or the assets for periods after the date hereof.

(e)           Sellers are not a party to any agreement providing for the allocation, indemnification, or sharing of Taxes that shall remain in force or be binding upon Buyer or the assets after the date hereof, and Sellers shall have no liability after the date hereof for Taxes pursuant to any such agreement.

(f)           To the Knowledge of Sellers, no Seller is a party to or partner in any joint venture, partnership or other arrangement or contract that could be treated as a partnership for federal income Tax purposes and that relates to the assets.

(g)           Schedule 2.7(g) contains a list of all jurisdictions (whether foreign or domestic) in which any Seller currently files Tax Returns and the types of Tax Returns so filed.  To the Knowledge of Sellers, no Seller is required to file Tax Returns in any jurisdiction not listed on Schedule 2.7(g).  Except as set forth in Schedule 2.7(g), no Seller has a permanent establishment in any foreign country.

(h)           None of the assets or Assumed Liabilities consists of (i) Tax exempt bond financed property or Tax exempt use property, within the meaning of Section 168 or 470 of the Code, (ii) intangible property described in clause (i), (ii) or (iii) of Section 197(f)(9)(A) of the Code, (iii) any "safe harbor lease" that is subject to the provisions of Section 168(f)(8) of the Internal Revenue Code as in effect prior to the Tax Reform Act of 1986, or (iv) any "long-term contract" within the meaning of Section 460 of the Code.

(i)            Sellers have not been a member (and its Tax items have not been included in any Tax Return) of an affiliated group filing a consolidated, combined, group or unitary income Tax Return for any period.  Sellers have no liability for the Taxes of any person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise.

(j)            With the exception of the Pending Tax Matter, Sellers have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, the Interest/Share Holder or other third party and has complied with all applicable information reporting requirements.

(k)           To the Knowledge of Sellers, Sellers have either (i) adequately disclosed on its Federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of Federal income Tax within the meaning of Section 6662 of the Code, or (ii) relied upon substantial authority, within the meaning of Section 6662 as in effect at the time of the filing of said Tax Returns, for the taking of such positions.  Sellers have not participated in any "reportable transaction" as defined under Treasury Regulations Section 1.6011-4 or any similar foreign, state or local law or regulation; nor are Sellers required to maintain a list pursuant to Section 6112 of the Code, any Treasury Regulations promulgated thereunder, or any similar foreign, state or local law or regulation.

(l)           Neither Sellers nor the Interest/Share Holders are foreign persons subject to withholding under Section 1445 of the Code and the regulations promulgated thereunder, and the Interest/Share Holders have delivered to Buyer a certificate (the "FIRPTA Certificate") to that effect, which complies with the requirements of regulations promulgated under Section 1445 of the Code.

(m)           Except as set forth on Schedule 2.7(m), no "leased employee" within the meaning of Code Sections 414(n) or (o) performs any services for any Seller.

(n)           No LLC is a party to any "deferred compensation arrangement" within the meaning of Section 409A of the Code and that will be included in the assets or Assumed Liabilities.

(o)           Except as may be required by applicable Law, Buyer will not be required to withhold any amount from the Purchase Price in respect of Taxes pursuant to any federal, state, local or foreign Tax law or regulation.

2.8           Legal Matters.

(a)           Except as set forth on Schedule 2.8(a) hereto, (i) there is no claim, action, arbitration, suit, litigation, investigation, inquiry, review, demand, request for information or proceeding (collectively, "Claims") pending against, or, to the Knowledge of any Seller, threatened against or affecting, any Seller or any of its properties or rights, at law or in equity, before or by any court, arbitrator, panel or other Government Authority and (ii) no Seller is operating under, or subject to, any judgment, decree, writ, injunction, ruling, award, stipulation, determination or order (collectively, "Judgments") of any Government Authority.  Schedule 2.8(a) identifies each Claim and Judgment disclosed thereon that is fully covered by an insurance policy.

(b)           The Business is being conducted in all material respects in compliance with all Laws applicable to each Seller, the Business and its properties.

(c)           Sellers own or hold all Permits material to the conduct of the Business.  Sellers are in all material respects in compliance with all Permits required by all applicable Laws.  Schedule 2.8(c) lists all Permits owned or held by each Seller.  No event has occurred and is continuing which permits, or after notice or lapse of time or both would permit, any modification, revocation, non-renewal or termination of any Permit held by any Seller.

(d)           Sellers have not received any notice asserting any noncompliance with any Law or Permit.  Sellers have no Knowledge of any Law proposed or under consideration that, if effective, individually or in the aggregate, would have or is reasonably likely to have, a Material Adverse Effect.  No governmental, administrative or judicial authority has indicated any intention to initiate any investigation, inquiry or review involving any Seller or any of its properties or rights.

2.9           Real Property.

(a)           Sellers do not now own, nor have they ever owned, any real property.

(b)           Schedule 2.9(b) lists as of the date of this Agreement all Real Property Leases.  The real property described on Schedule 2.9(b) is referred to as the "Leased Real Property."  Copies of all written (and summaries of all oral) Real Property Leases have been provided to Buyer prior to the date of this Agreement.

(c)           Leased Real Properties and their condition are suitable for their current use by Sellers and in the conduct of the Business.

(d)           All buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Leased Real Property are in good condition, ordinary wear and tear excepted and are suitable for their current use and in the conduct of the Business.

(e)           There are adequate sanitary and storm sewer, public water, gas, electrical, telephone and other utilities and facilities at each of the Leased Real Properties, and Sellers have not received notice from any provider of such services of any changes required to any facilities used in connection with such utilities.  Sellers have no Knowledge of any pending or threatened moratoriums or restrictions that are reasonably likely to adversely affect the cost or availability of any public utilities.

(f)            Sellers enjoy peaceful and undisturbed possession of each Leased Real Property.

(g)           There are no pending condemnation, eminent domain, or any other taking by public authority with or without payment of consideration therefor or similar actions with respect to any of the Leased Real Properties, nor has any notice of such a proposed condemnation been received by Sellers or by the Interest/Share Holders.

(h)           Sellers have the right to conduct the Business in each Leased Real Property for the remaining term of the applicable Real Property Lease.

(i)            With respect to the Leased Real Property, all options to renew, rights of first offer and rights of first refusal exercisable prior to the date of this Agreement have been properly exercised.

(j)            Prior to the date of this Agreement, Sellers have delivered to Buyer copies of all subleases (collectively, the "Subleases") entered into by Sellers (all of which are listed on Schedule 2.9(j)).  All Real Property Leases and Subleases are, and have been for the terms thereof, in good standing and in full force and effect, and all necessary consents with respect thereto have been obtained.

2.10          [INTENTIONALLY DELETED].

2.11          Intellectual Property.

(a)           Schedules 2.11(a) list (1) all Domain Names of which any Seller is the registrant or of which a third party is the registrant for the benefit of any Seller (collectively, the "Company Registered Domain Names"); (2) all registered Marks and pending applications for registration of Marks owned by any Seller (collectively, the "Company Registered Marks"); (3) all Patents owned by any Seller (collectively, the "Company Patents"); and (4) all registered Copyrights and all pending applications for registration of Copyrights by any Seller (collectively, the "Company Registered Copyrights" and, together with the Company Registered Domain Names, the Company Registered Marks and the Company Patents, the "Company Registered IP").  Neither the Company Registered IP nor any other Intellectual Property owned or, to the Knowledge of any Seller, used by any Seller (the Company Registered IP, together with all other Intellectual Property owned or used by any Seller, the "Company IP") infringes upon or misappropriates or violates the Intellectual Property rights or the confidential and proprietary information, including Trade Secrets, of any Third Party.  None of the Company IP has been the subject of a judicial finding or opinion, nor has any Seller received any written notice or claim challenging the ownership, validity, registrability, enforceability, use or licensed right to use any Intellectual Property.  No claim or notice has been asserted against any Seller in writing or, to the Knowledge of any Seller, orally, that the conduct of the Business by Sellers as currently conducted infringes in any material respect upon or misappropriates the Intellectual Property rights or the confidential and proprietary information, including Trade Secrets, of any Third Party, in each case, except with respect to claims or notices that have been fully resolved.  Sellers have timely paid all filing, examination, issuance, post registration and maintenance fees, annuities and the like associated with or required with respect to the Company Registered IP, and all documents, recordations and certificates necessary to be filed by Sellers to maintain the effectiveness of the Company Registered IP have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, so that no item required to be listed in Schedule 2.11(a) has lapsed, expired or been abandoned or canceled other than in the Ordinary Course.

(b)           Sellers have used reasonable best efforts to protect their rights and the secrecy of their confidential information and Trade Secrets, including by requiring that all employees, consultants and independent contractors who are involved in the creation of Intellectual Property for any Seller enter into non-disclosure and invention assignment agreements (a list of such agreements is set forth on Schedule 2.11(b)).

(c)           Each of Sellers owns all right, title and interest in and to its Registered IP, or has a valid license to use (if required), each other item of Intellectual Property currently used by it in the business of such Seller and is entitled to use any such Registered IP or other Intellectual Property used in the operation of the Business as currently conducted to the extent such use is material to the Business.

(d)           There are no claims asserted or threatened by any Seller that a Third Party infringes, misappropriates or otherwise violates any of the Company IP.

(e)           The Company IP, together with the rights granted to any Seller under any "shrink-wrap" or "click-wrap" license agreements relating to software applications, are sufficient for the continued conduct of the Business after the date hereof in the same manner as it was conducted prior to the date hereof in all material respects.

2.12          Insurance.  Schedule 2.12 lists as of the date of this Agreement all policies of title, property, fire, casualty, liability, life, business interruption, product liability, sprinkler and water damage, workmen's compensation, libel and slander, and other forms of insurance of any kind relating to the Business and operations of Sellers (the "Insurance Policies").  Prior to the date of this Agreement, Sellers have furnished to Buyer true, correct and complete copies of all such policies.  All of the Insurance Policies are in full force and effect and are maintained with reputable insurance carriers, and Sellers have made all payments required to maintain the Insurance Policies in full force and effect.  Sellers have not received notice of default under any Insurance Policy, nor has it received written notice or, to the Knowledge of Sellers, oral notice of any pending or threatened termination or cancellation, coverage limitation or reduction or premium increase with respect to any Insurance Policy.

2.13          Company Agreements.

(a)           Schedule 2.13(a) lists as of the date of this Agreement (i) each Company Agreement that is material to the Business, assets, liabilities, results of operation, operations, financial condition or EBITDA of Sellers taken as a whole, and (ii) without regard to materiality, each of the following:

(i)       any mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to any borrowing of money by any Seller;

(ii)      any guaranty, direct or indirect, primary or secondary, by any Seller of any obligation for borrowings or otherwise, excluding endorsements made for collection in the Ordinary Course;

(iii)      any Company Agreement made other than in the Ordinary Course;

(iv)     any Company Agreement providing for the grant of any preferential rights to purchase or lease any of the assets of any Seller;

(v)      any Company Agreement providing for any obligation to register any interests or other securities of any Seller with the Securities and Exchange Commission or otherwise relating to such other securities;

(vi)     any Company Agreement providing for any obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(vii)    any Company Agreement that is a collective bargaining agreement with any labor union;

(viii)   any Company Agreement providing for any lease or similar arrangement for the use by any Seller of personal property involving payments of in excess of $15,000 per annum;

(ix)      any Company Agreement to which any Insider is a party;

(x)      any Company Agreement with a term in excess of one year or providing for aggregate payments in excess of $25,000 by any Seller with respect to such Company Agreements that are not otherwise listed on Schedule 2.9;

(xi)      any Company Agreement that contains a non-competition provision relating to the Business (or, at any time after the consummation of the Closing, Buyer or any of its Affiliates) or any other Contract restricting the right of any Seller (or, at any time after the consummation of the Closing, Buyer or any of its Affiliates) to conduct business at any time, in any manner or at any place in the world, or the expansion thereof to other geographical areas or lines of business, or that grants the other party or any third Person "most favored nation" status;

(xii)     any Company Agreement that is a partnership, joint venture or similar agreement; and

(xiii)    any Company Agreement relating to the acquisition or disposition of any business or any part of the Business.

(b)           Prior to the date of this Agreement, Sellers have provided to Buyer copies of all written Company Agreements, each of which is referred to on Schedule 2.13(a), electronically by Buyer's access to the Microsoft SharePoint virtual data room (the "Virtual Data Room").  Section 2.13(a) sets forth accurate and complete written summaries of all such Company Agreements that are unwritten.  Buyer acknowledges that access to the Virtual Data Room is equivalent to receiving physical copies of all written Company Agreements.  The Virtual Data Room is hosted by Rackspace and located on the Internet at http://echo.sharesrvr.com. A final copy of the Virtual Data Room will be placed on CD and distributed to Buyer on or before the Closing Date.

(c)           With such exceptions as, individually or in the aggregate, do not have, and are not reasonably likely to have, a Material Adverse Effect:

(i)       All of the Company Agreements are in full force and effect and are valid and binding on and enforceable against such Seller in accordance with their terms and, to the Knowledge of Sellers, on and against the other parties thereto, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether in equity or at law).

(ii)      Except as set forth on Schedule 2.13(c)(ii), Sellers are not, and, to the Knowledge of Sellers, no other party to any Company Agreement is, in breach of, or default under, any Company Agreement and no event has occurred that, with the giving of notice or the lapse of time or both, would constitute a breach of, or default under, any Company Agreement.

(iii)      Sellers have not waived any right under any Company Agreement.

(iv)     There are no unresolved disputes under any Company Agreement.

(v)      Sellers have not given to or received from any other Person, at any time since July 31, 2008, any notice or other written communication regarding any actual, alleged, possible or potential violation or breach of, or default under, any Company Agreement.

2.14          Labor Relations.

(a)           Schedule 2.14(a) lists as of June 30, 2011 all employees of Sellers, including for each such employee, his or her (i) name; (ii) job title; (iii) status as a full-time or part-time employee; (iv) base salary or wage rate; (v) bonus entitlement; (vi) years of service; and (vii) whether or not each such employee is actively at work and, if not, the reason that such employee is not actively at work.

(b)           Schedule 2.14(b) lists as of June 30, 2011 all individuals who perform services for Sellers as an independent contractor or a leased employee, the services they perform, their rate of compensation and any bonus entitlement.

(c)           (i) No employee of any Seller is covered by a collective bargaining agreement; (ii) no employee of any Seller is, or within the last thirty-six months has been represented by a union or other labor organization, association or bargaining agent; and (iii) to the Knowledge of Sellers, no employee organizing efforts are now being conducted or pending with respect to employees of any Seller.  Within the last thirty-six months, there has been no strike, work stoppage, work slowdown or other material labor dispute with respect to employees of any Seller, nor to the Knowledge of Sellers, is any such action threatened.  Sellers are not involved in any labor dispute, arbitration, lawsuit or administrative proceeding relating to labor matters involving the employees of any Seller and, to the Knowledge of Sellers, no such dispute, arbitration or proceeding is threatened.

(d)           Sellers have paid or made provisions for the payment of all salaries and accrued wages and have complied in all material respects with all applicable Laws relating to the employment of labor, including those relating to wages, hours, collective bargaining and the payment and withholding of Taxes, and have withheld and paid to the appropriate governmental authority, or are holding for payment not yet due to such authority, all amounts required by law or agreement to be withheld from the wages or salaries of the employees of Sellers.

(e)           There are no claims or disputes pending or, to the Knowledge of Sellers, threatened by any current or former employee of any Seller in relation to his or her employment with, or termination of employment from, any Seller (including, without limitation, any claim of discrimination).

2.15          Employee Benefit Plans.

(a)           Schedule 2.15(a) lists (i) all "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) all other employee benefit plans, arrangements and policies, including all interests option, interests purchase, interests award, interests appreciation, phantom interests, deferred compensation, pension, retirement, savings, profit sharing, incentive, bonus, health, life insurance, cafeteria, flexible spending, dependent care, fringe benefit, vacation pay, holiday pay, disability, sick pay, unemployment, severance, employee loan or educational assistance plans, arrangements and policies, and (iii) all employment, consulting or change-in-control agreements, in each case, that is sponsored or maintained by Sellers or any of its Affiliates, or to which any Seller, or any of its Affiliates is a party, contributes or is required to contribute, on behalf of current or former employees, consultants or directors of any Seller or their beneficiaries or dependents, whether or not written ("Benefit Plans").  Neither Sellers, nor any of their Affiliates has communicated to present or former employees of any Seller or formally adopted or authorized any additional Benefit Plan or any change in or termination of any existing Benefit Plan.  No Benefit Plan covers employees other than employees of a Seller.

(b)           Sellers have made available to Buyer complete and correct copies of each Benefit Plan, or written summaries of any unwritten Benefit Plan, any employee handbook applicable to employees of Sellers, and, with respect to each Benefit Plan, the current summary plan description, all related trust agreements and insurance contracts, the latest IRS determination letter or opinion letter for each Benefit Plan intended to be qualified under Code Section 401(a), the last three annual financial statements, and the last three annual reports on IRS Form 5500 (including all required schedules and accountant's opinions).

(c)           Except as set forth on Schedule 2.15(c), each Benefit Plan is and has been operated and administered in accordance with its terms and in all material respects, in both form and operation, with all applicable Laws.  Each Benefit Plan intended to be Tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), has received a favorable determination letter or opinion letter from the IRS as to its Tax-qualified status under the Code and nothing has occurred since the date of such favorable determination letter which would adversely affect the qualified status of such plan.  Each Benefit Plan that is subject to Section 409A of the Code complies in both form and operation with the requirements of Section 409A of the Code.

(d)           All contributions and premium payments required to have been paid under or with respect to any Benefit Plan have been timely paid.

(e)           No Benefit Plan provides health, life insurance or other welfare benefits to retirees or other terminated employees of any Seller, other than continuation coverage required by Section 4980B of the Code, Sections 601-608 of ERISA or applicable state law.

(f)           Since December 31, 2010, there has been no change in any Benefit Plan, or its related funding vehicle, which would significantly increase the cost of Sellers, or the benefits payable, with respect to such plan.

(g)           No Benefit Plan is a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA, and Sellers have no liability (contingent or otherwise) with respect to any such plan.

(h)           No Benefit Plan is a "defined benefit plan", within the meaning of Section 3(35) of ERISA or a plan subject to Section 412 of the Code and Section 302 of ERISA, and Sellers have no liability (contingent or otherwise) with respect to any such plan.

(i)           No event has occurred and to the Knowledge of any Seller no condition exists with respect to any Benefit Plan which could subject any Benefit Plan, or any Seller, directly or indirectly (through an indemnification agreement or otherwise), to a liability for a breach of fiduciary duty, a "prohibited transaction," within the meaning of Section 406 of ERISA or Section 4975 of the Code and not otherwise exempt under Section 408 of ERISA, or a Tax, penalty or fine under ERISA or the Code.

(j)           No actions, suits or claims (other than routine claims for benefits in the Ordinary Course) are pending with respect to any Benefit Plan or, to the Knowledge of any Seller, threatened, and Sellers have no Knowledge of any facts which could give rise to any such actions, suits or claims (other than routine claims for benefits in the Ordinary Course).  No Benefit Plan is currently under governmental investigation or audit and, to the Knowledge of Sellers, no such investigation or audit is contemplated or under consideration.

(k)           No event has occurred and to the Knowledge of any Seller no condition exists with respect to any employee benefit plan or arrangement currently or previously maintained or contributed to by any Affiliate of any Seller (other than a Benefit Plan) which could subject any Seller to liability under Sections 412 and 4971 through 4980B of the Code or Title I and Title IV of ERISA.

(l)           Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement, will (i) increase the amount of benefits otherwise payable under any Benefit Plan, (ii) result in the acceleration of the time of payment, exercisability, funding or vesting of any such benefits, or (iii) result in any payment (whether severance pay or otherwise) becoming due to, or with respect to, any current or former employee or director of any Seller.  No payment or series of payments that would constitute an "excess parachute payment" (within the meaning of Section 280G of the Code) has been made or will be made by any Seller, directly or indirectly, to any employee in connection with the execution of this Agreement or as a result of the consummation of the transactions contemplated hereby.

(m)           Complete records have been and are maintained with respect to each Benefit Plan and are in the custody of Sellers or a third party service provider retained by Sellers.

2.16          Transactions with Insiders.  Schedule 2.16-1 describes all Contracts between any Seller, on the one hand, and one or more Insiders (including another Seller), on the other hand, and Schedule 2.16-2 describes all transactions (including any payments) between any Seller, on the one hand ("Insider Transactions"), and any Insider (including another Seller), on the other hand, that have occurred since December 31, 2008.

2.17          Environmental Matters.

(a)           With such exceptions as, individually or in the aggregate, do not have, and are not reasonably likely to have, a Material Adverse Effect:

(i)      (A) Sellers have complied with and are currently in compliance with the provisions of all applicable Environmental Laws; and (B) the Leased Real Property is in compliance with the provisions of all applicable Environmental Laws;

(ii)      no Hazardous Materials have been discharged, disbursed, released, stored, treated, generated, disposed of or allowed to escape on, in, under, or from the Leased Real Property;

(iii)      there are no underground storage tanks, asbestos, asbestos-containing materials, polychlorinated biphenyls (PCBs) or PCB wastes located, contained, used or stored at or on any Leased Real Property.  No underground storage tanks, asbestos, asbestos-containing materials, polychlorinated biphenyls (PCBs) or PCB wastes were previously located, contained, used or stored at or on any Leased Real Property;

(iv)      Sellers have not received, and Sellers have no Knowledge of, any notice, order, directive, claim or demand from any Government Authority with respect to: (A) the generation, storage, use, handling, transportation, treatment, emission, spillage, disposal, release, discharge or removal of any chemical, Hazardous Materials, waste containing any chemical or Hazardous Material, or asbestos; or (B) any actual or potential violation or failure to comply with any Environmental Law;

(v)      neither Sellers nor any of their predecessors has filed any notice under any Law reporting a release of a chemical, Hazardous Material, or waste containing any chemical or Hazardous Material into the environment;

(vi)     neither Sellers nor any of their predecessors has entered into any negotiations, agreements or undertakings with any Person relating to any Remedial Action;

(vii)    there are no acts or omissions by any Seller that give rise to, or are reasonably likely to give rise to, Losses under Environmental Laws.  There are no facts, events or conditions with respect to the past or present operation of the Real Property that interfere or prevent continued compliance with, or that give rise to any action, suit, claim or proceeding under, or that are reasonably likely to interfere with or prevent continued compliance with, or that are reasonably likely give rise to any action, suit, claim or proceeding under, Environmental Laws; and

(viii)   there have been no Hazardous Materials generated by any Seller or any of their predecessors that have been disposed of or come to rest at any site that has been included in any published federal, state or local priority list of hazardous or toxic waste sites, or that is the subject of a claim or demand from any third party.

(b)           Sellers have made available to Buyer all:  (i) copies of all reports, studies, analyses or tests, and any results of monitoring programs, in the possession or control of Sellers within the last five years pertaining to the generation, storage, use, handling, transportation, treatment, emission, spillage, disposal, release or removal of Hazardous Materials at, in, on or under the Leased Real Property; and (ii) a copy of any environmental investigation or assessment of the Leased Real Property conducted by any Seller or any environmental consultant engaged by it within the past five years.

(c)           The Leased Real Property is not subject to any Lien securing the costs of any Remedial Action arising under Environmental Laws.

2.18          OSHA Matters.  Sellers are in material compliance with the requirements of the Occupational Safety and Health Act and the regulations promulgated thereunder and any similar Laws or regulations of any state or local jurisdiction ("OSHA").  Sellers have not received any citation from the Occupational Safety and Health Administration or any comparable administration of any state or local jurisdiction (an "Administration") or any Administration inspector setting forth any respect in which the facilities or operations of any Seller are not in compliance with OSHA, or the regulations under such act, which non-compliance has not been corrected or remedied to the satisfaction of such Administration or inspector.  Schedule 2.18 lists all citations heretofore issued to any Seller under OSHA and correspondence from and to such Administration and any Administration inspectors since December 31, 2005.

2.19          Title; Condition of Assets.

(a)           Each Seller has good and marketable title to or valid leasehold or license interests in all of the assets and properties that they purport to own, lease or license (including those assets reflected on the Company Financial Statements and all of its Intellectual Property), and specifically including the Purchased Assets, free and clear of any and all Liens other than Permitted Liens.  Such assets and properties (i) constitute all of the assets and properties which are owned, used or held for use in the conduct by any Seller of its business as it is currently conducted or contemplated to be conducted and (ii) are suitable for the purposes for which they are currently used and currently proposed to be used.  Except as set forth on Schedule 2.19(a), no Insider has any right in or to any of the assets and properties which are owned, used or held for use in the conduct by any Seller of its business as it is currently conducted or contemplated to be conducted.  A list of Sellers' assets is set forth on Schedule 2.19(a).

(b)           Except as set forth on Schedule 2.19(b), all of the tangible personal property owned or leased by each Seller is in good working condition and repair, reasonable wear and tear excepted.

2.20          Suitability.  Neither Sellers, nor any of their managers or officers, nor the Interest/Share Holders or, to the Knowledge of Sellers, any other Affiliate of the foregoing (a) has ever been convicted of, pled no contest to or, to Knowledge of Sellers, indicted for any felony or any crime involving fraud, misrepresentation, bribery or moral turpitude, (b) is subject to any Judgment barring, suspending or otherwise limiting the right of such Person to engage in any activity or (c) has ever been denied any Permit affecting the ability of such Person to conduct any activity currently conducted or currently contemplated to be conducted by such Person, nor, to the Knowledge of Sellers, is there any basis upon which such Permit may be denied.

2.21          Suppliers and Customers.  Sellers are not required to provide bonding or any other security arrangements in connection with any transactions with any of its customers, suppliers, and creditors.  Schedule 2.21 lists the top 10 customers (by dollar volume of business received from such customers) of Sellers for the fiscal year ended December 31, 2009 and the fiscal year ended December 31, 2010.  Sellers have not received any written or, to the Knowledge of Sellers, oral, notice or other indication from any of the customers on Schedule 2.21 to the effect that any such customer will or may stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, purchasing services from any Seller (whether as a result of the consummation of the transactions contemplated hereby or otherwise), other than oral notice by Hamilton-Sundstrand, given in a meeting with representatives of Buyer, that Hamilton-Sundstrand expects that its volume of business with Ingenium will be decreased in calendar year 2011 compared with calendar year 2010.

2.22          Brokers.  With the exception of fees, commissions and expenses owed by Sellers and/or Interest/Share Holders to McGladrey Capital, neither Sellers nor any manager, officer or employee of any Seller has employed any broker or finder, or incurred or will incur any broker's, finder's or similar fees, commissions or expenses, in each case in connection with the transactions contemplated by this Agreement or any other Transaction Document.  The obligation of Sellers and/or the Interest/Share Holders to McGladrey Capital will be paid at Closing out of the Closing Cash Consideration.

2.23          Disclosure.  Copies of all documents and other written information referred to herein or in the disclosure schedules that have been delivered or made available to Buyer are true and complete copies thereof and include all amendments, supplements or modifications thereto or waivers thereunder.  Such documents and other written information, including the representations and warranties contained in Article II, do not omit any material facts necessary, in light of the circumstances under which such information is furnished, to make the statements set forth therein not misleading.  Except as expressly set forth in this Agreement and the schedules hereto or in the certificates or other documents delivered pursuant hereto, there are no other facts which would have a material adverse effect on the operations of any Seller or the value of the interests.

ARTICLE III

REPRESENTATIONS AND WARRANTIES
REGARDING THE INTEREST/SHARE HOLDERS

Each Interest/Share Holder hereby severally, and not jointly, represents and warrants to Buyer as follows:

3.1           Ownership of Interests; Title.  Except as set forth on Schedule 3.1, each Interest/Share Holder is the owner of record and beneficially of all of the Shares and Membership Interests reflected on Schedule 3.1.

3.2           Capacity, Enforceability and Consents.

(a)           The Interest/Share Holder has the power and authority to enter into this Agreement and the other Transaction Documents to be executed and delivered by the Interest/Share Holder and to perform its obligations hereunder and thereunder.

(b)           This Agreement has been and the other Transaction Documents to be executed and delivered by the Interest/Share Holder have been duly executed and delivered by the Interest/Share Holder, and constitutes the legal, valid and binding obligations of the Interest/Share Holder enforceable against such Interest/Share Holder in accordance with their respective terms except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether in equity or at law).

(c)           The execution, delivery and performance by the Interest/Share Holder of this Agreement and the other Transaction Documents to be executed and delivered by him or it and the consummation by the Interest/Share Holder of the transactions contemplated hereby and thereby do not and will not:

(i)      (after notice or lapse of time or both) violate, conflict with, result in a breach of any provision of, constitute a default under, result in or permit the modification, revocation, cancellation, termination or acceleration of, any Contract to which the Interest/Share Holder is a party or by which any of his or its properties or assets are bound or otherwise subject or require any consent or waiver of any party to any such Contract;

(ii)      violate or conflict with any Law applicable to the Interest/Share Holder or his or its properties; or

(iii)      require any authorization, consent, order, permit or approval of, or notice to, or filing, registration or qualification with, any Government Authority.

3.3           Legal Matters.  There is no Claim pending against, or, to the knowledge of the Interest/Share Holder, threatened against or affecting, the Interest/Share Holder or any of his properties or rights, at law or in equity, before or by any court, arbitrator, panel or other Government Authority that could adversely affect the ability of the Interest/Share Holder to consummate the transactions contemplated by this Agreement or any of the other Transaction Documents to which the Interest/Share Holder is a party.

3.4           Brokers.  Other than McGladrey Capital, the Interest/Share Holder has not employed any broker or finder and has not incurred and will not incur any broker's, finder's or similar fees, commissions or expenses, in each case in connection with the transactions contemplated by this Agreement or any other Transaction Document.  The obligations of the Interest/Share Holders to McGladrey Capital will be paid at the Closing out of the Closing Cash Consideration.

ARTICLE IV

REPRESENTATIONS AND
WARRANTIES REGARDING BUYER

Buyer hereby represents and warrants to Sellers as follows:

4.1           Organization and Good Standing.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of California.

4.2           Authority, Approvals, Enforceability and Consents.

(a)           Buyer has the corporate power and authority to enter into this Agreement and the other Transaction Documents to be executed and delivered by Buyer and to perform its obligations hereunder and thereunder.

(b)           The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to be executed and delivered by Buyer and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized and approved by the board of directors or other governing body of Buyer and no other corporate proceedings on the part of Buyer are necessary to authorize and approve this Agreement and the other Transaction Documents to be executed and delivered by Buyer and the transactions contemplated hereby and thereby.

(c)           This Agreement has been and the other Transaction Documents executed and delivered by Buyer have been duly executed and delivered by Buyer, and constitutes the legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether in equity or at law).

(d)           The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to be executed and delivered by it and the consummation by Buyer of the transactions contemplated hereby and thereby do not and will not:

(i)       contravene any provisions of the articles of incorporation or bylaws of Buyer;

(ii)      (after notice or lapse of time or both) violate, conflict with, result in a breach of any provision of, constitute a default under, result in or permit the modification, revocation, cancellation, termination or acceleration of, any Contract to which Buyer is a party or by which any of its properties or assets are bound or otherwise subject or require any consent or waiver of any party to any such Contract;

(iii)      violate or conflict with any Law applicable to Buyer or its business or its properties; or

(iv)     require any authorization, consent, order, permit or approval of, or notice to, or filing, registration or qualification with, any Government Authority, except in connection with or in compliance with the provisions of the HSR Act.

4.3           Brokers.  Buyer has not, and no director, officer or employee thereof has, employed any broker or finder, and Buyer has not incurred, and will not incur, any broker's, finder's or similar fees, commissions or expenses, in each case in connection with the transactions contemplated by this Agreement or any other Transaction Document.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1           Covenant Not to Compete; Non-Solicitation; Confidentiality.

(a)           During the Non-Competition Period, Sellers and the Interest/Share Holders will not, and Sellers and Interest/Share Holders will cause their Affiliates not to, directly or indirectly, engage or participate in, or render services to (whether as owner, operator, member, interest holder, shareholder, trustee, manager, consultant, strategic partner, employee or otherwise) any Competing Business anywhere in the world.  For the purposes of the foregoing, Sellers and the Interest/Share Holders will not be in breach of this Section 5.1 by reason of their beneficial ownership, together with that of their Affiliates, of one percent or less of a Competing Business' voting capital if (i) such Competing Business is publicly traded and (ii) Sellers and the Interest/Share Holders and their Affiliates do not control the operation or management of such Competing Business.

(b)           For purposes of this Section 5.1, the following terms shall have the following meanings:

"Competing Business" means any business competitive with the Business.

"Noncompetition Period" means, for any Seller or Interest/Share Holder or an Affiliate of a Seller or an Interest/Share Holder who is an employee of Buyer after the date hereof, the period commencing as of the date hereof and ending as of the later of (i) the fourth (4th) anniversary of the date hereof and (ii) the second (2nd) anniversary of the termination of an Interest/Share Holder's or such Affiliate's consulting arrangement or employment, as the case may be, whether by Buyer, such Interest/Share Holder or such Affiliate, as applicable.  For any Seller or Interest/Share Holder or an Affiliate of an Interest/Share Holder that is not a consultant to or employee of Buyer after the date hereof, such term shall mean the period commencing as of the Closing and ending as of the fourth (4th) anniversary of the date hereof.

(c)           For a period of 24 months beginning on the date hereof, Sellers and the Interest/Share Holders will not, and Sellers and the Interest/Share Holders will cause their Affiliates not to, directly or indirectly, (i) solicit for employment, recruit or hire, either as an employee or a consultant, any employee, consultant or independent contractor of Buyer or any of its Affiliates who was an employee, consultant or independent contractor of any Seller or Buyer or any of its Affiliates at any time within a six-month period prior to the date of this Agreement to become an employee or consultant of, or otherwise provide services to, any Competing Business, provided however that Sellers and the Interest/Share Holders or any of their Affiliates may hire any such employee, consultant or independent contractor to work for any business or entity that is not a Competing Business, (ii) solicit any business from, or conduct any business with, any Person that is at any time within a six-month period prior to the date of this Agreement a customer of, or supplier to, any Seller or Buyer or any of its Affiliates, provided however that nothing in this Section 5.1(c) shall limit any Seller or Interest/Share Holder or their Affiliates from soliciting or conducting business that is not a Competing Business with a customer or supplier of Buyer or any of its Affiliates, (iii) interfere or attempt to interfere with any transaction, agreement, prospective agreement, business opportunity or business relationship in which Buyer or any of its Affiliates is involved in within a six-month period prior to the date of this Agreement or at any time thereafter and prior to the expiration of such 24-month period or (iv) otherwise engage or participate in any effort or act to induce any Person to discontinue a relationship with Buyer or any of its Affiliates.

(d)           Sellers and the Interest/Share Holders shall, and shall cause their Affiliates and Representatives to, keep confidential and not disclose to any other Person or use for their own benefit or the benefit of any Person other than Buyer and its Affiliates any information, technology, customer lists and other customer information and pricing information, know-how, trade secrets, product formulas, franchises, inventions or other non-public information in Sellers' or the Interest/Share Holders' possession or control regarding Buyer or its respective businesses (unless and to the extent compelled to disclose by judicial or administrative process or, in the opinion of its counsel, by other Laws).  The obligations of Sellers and the Interest/Share Holders under this Section 5.1(d) shall not apply to information that (i) is obtained from public information, (ii) is received from a third party not, to the Knowledge of Sellers and/or the Interest/Share Holders, subject to any obligation of confidentiality with respect to such information, or (iii) is or becomes known to the public, other than through a breach of this Agreement.

(e)           Sellers and the Interest/Share Holders will not, and Sellers and the Interest/Share Holders will cause their Affiliates not to, make or cause to be made or condone the making of any statement, comment or other communication, written or otherwise, that could constitute disparagement or criticism of, or that could otherwise be considered to be derogatory or detrimental to, or otherwise reflect adversely on, harm the reputation of, or encourage any adverse action against, Buyer or any of its Representatives or Affiliates or any of any of the services or products of Buyer or any of its Representatives or Affiliates.

(f)           The parties acknowledge and agree that the restrictions contained in this Section 5.1, including but not limited to the duration, geographical limitations and subject matter of this Section 5.1, are a reasonable and necessary protection of the immediate interests of Buyer, that Sellers' customers have been and can reasonably be expected in the future to be located in North America, and that any violation of these restrictions would cause substantial injury to Buyer and Buyer would not have entered into this Agreement and the other Transaction Documents without receiving the additional consideration offered by Sellers and the Interest/Share Holders in binding themselves to these restrictions.  In the event of a breach or a threatened breach by Sellers or the Interest/Share Holders or any Affiliate of Sellers or the Interest/Share Holders of these restrictions, Buyer will be entitled to an injunction restraining Sellers and/or the Interest/Share Holders or their Affiliates, as applicable, from such breach or threatened breach (without the necessity of proving the inadequacy as a remedy of money damages or the posting of a bond); provided, however, that the right to injunctive relief will not be construed as prohibiting Buyer from pursuing any other available remedies, whether at law or in equity, for such breach or threatened breach.

(g)           Sellers and the Interest/Share Holders have read and understand Illinois law, regarding the enforceability of covenants not to compete, and have had the opportunity for this Agreement to be reviewed by their counsel.  Each Seller and Interest/Share Holder agrees not to challenge the enforceability of the covenants contained in this Section 5.1 under the Law of the State of Illinois or the Laws of any other jurisdiction.  Each of the Interest/Share Holders acknowledges that he will be able to (a) earn a satisfactory livelihood or has other resources to live on without violating this Agreement, and (b) understands that this Agreement, including this Section 5.1, is assignable by Buyer and shall inure to the benefit of its successors and permitted assigns.

(h)           If any term or provision of this Section 5.1 is deemed invalid or unenforceable in any jurisdiction, such term or provision will, as to that jurisdiction, be ineffective only to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Section 5.1 or affecting the validity or enforceability of any of the terms or provisions of this Section 5.1 in any other jurisdiction.  If any provision of this Section 5.1 is so broad as to be unenforceable, the provision will be interpreted to be only so broad as is enforceable.

(i)           In the event that any Seller or Interest/Share Holder is found to have breached any covenant in this Section, the time period provided for in that covenant shall be tolled (i.e., it will not run) for so long as any Seller or Interest/Share Holder is in violation of that covenant.

(j)           In consideration of the significant financial benefit to be received by Sellers and the Interest/Share Holders hereunder, the parties agree that 1.0% of the Closing Cash Consideration shall be allocated to the covenant not to compete contained in Section 5.1(a).

5.2           Taxes.

(a)           Subject to Buyer's obligations pursuant to Section 1.5(c) but without limitation by reason of the provisions thereof, Sellers and the Interest/Share Holders, jointly and severally, shall pay and indemnify Buyer and its Affiliates from and against all Taxes incurred at any time by any Seller or any Interest/Share Holder with respect to any taxable period.

(b)           Sellers and Interest/Share Holders, jointly and severally, shall pay when due all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the sale of the Purchased Assets.

5.3           Waiver of Rights of First Offer or First Refusal.  The Parties agree (i) to waive any and all rights of first refusal, rights of first offer and any other notification and purchase rights that they may possess in connection with the transactions contemplated hereby.

5.4           Medical/Dental Benefits For Smith.  For as long as Buyer maintains any group health insurance for the benefit of one or more of its employees, Buyer shall permit Smith and his spouse to participate in such group health insurance plan on the same terms and conditions as those applicable to Buyer's regular active employees (including premiums, but excluding any applicable waiting periods); provided, however, that the obligation to provide such coverage shall terminate on the earlier of (i) the date Smith voluntarily ceases to be a consultant to or employee of Buyer, (ii) the date Smith is terminated as consultant or employee for Cause, (iii) the date that Smith is eligible to participate in any group health insurance plan maintained by another employer other than his spouse's employer or (iv) for Smith and his spouse each individually, the date that such individual becomes eligible to participate in Medicare.  As used herein, Cause means that Smith (1) has committed a material act of dishonesty against Buyer, (2) has been convicted of a felony involving moral turpitude, (3) has willfully violated any written policy or procedure of Buyer that has been communicated to Smith, (4) has committed a material breach of the Consulting Agreement, or (5) has breached Section 5.1 of this Agreement.

5.5           Agreements As to Pending Tax Matter.  Buyer acknowledges and agrees that Sellers shall retain all of their right, title and interest in and to any refund arising out of the payment of Tax pursuant to Section 1.5(c) in respect of the Pending Tax Matter.  Sellers shall be entitled, at their sole expense, to pursue a possible refund from any taxing authority to which a payment was made with respect to the Pending Tax Matter and shall be entitled to direct the payment of any such refund to themselves and to keep any such refunded amounts.  Buyer shall provide reasonable cooperation to Sellers in pursuing a refund, including providing them reasonable access to and copies of Sellers' records relating to the Pending Tax Matter and reasonable access to Sellers' employees who may have knowledge of the facts underlying the Pending Tax Matter, provided that, in connection with such cooperation, (i) Buyer shall not be required to (A) undertake any expense or liability, (B) waive or extend any statute of limitations, or (C) waive, release or compromise any right or claim not retained by Sellers and (ii) the Interest/Share Holders and Sellers jointly and severally shall defend, indemnify and hold Buyer and Sellers harmless from and against any and all liability, loss, cost, damage or expense (including reasonable attorneys', accountants' and other professionals' fees and charges) incurred as a result of any action or proceeding for refund of Taxes so arising out of the Pending Tax Matter or in connection with the cooperation or execution of documents required under this Section 5.5.

5.6           Covenant of Interest/Share Holders.  The Interest/Share Holders will cause Sellers to perform their obligations under this Agreement.

5.7            Employees.

(a)           Sellers shall terminate all employees of Sellers (the "Employees") at or prior to the Closing.  Sellers shall be responsible for (i) the payment of all wages and other remuneration due to the Employees with respect to their services as employees of Sellers through the Closing, including pro rata bonus payments, if any, (ii) all vacation pay or paid time off ("PTO") earned up to the Closing and (iii) the payment of any termination or severance payments, if any, required to be paid by Sellers under any employment agreement.  Notwithstanding anything to the contrary herein, Buyer shall not assume, or shall otherwise be responsible for, the PTO of any Employee for any reason, as all liability attributable to such PTO shall remain the sole obligation of Sellers.  All PTO shall be paid in full out of the Closing Cash Consideration.  Buyer understands that Sellers intend to discontinue maintaining any group health insurance plan upon termination of all of their Employees in accordance with this Section 5.7(a), and any COBRA coverage for the Employees or any current COBRA qualified beneficiaries of Sellers will be the responsibility of Buyer rather than Sellers.

(b)           Buyer shall, in its sole discretion, offer employment (unless otherwise indicated by Buyer, such employment to begin on the first business day after the Closing) to Employees who are employed by the Company as of the date hereof.  Employees that receive and accept Buyer's offer of employment shall be referred to as "Hired Employees."  It is understood and agreed that (i) Buyer's offers of employment as set forth in this section shall not constitute any commitment, contract or understanding (expressed or implied) of any obligation on the part of Buyer to a post-Closing employment relationship of any fixed term or duration or upon any terms or conditions other than those that Buyer may establish pursuant to individual offers of employment, and (ii) employment offered by Buyer is "at will" and may be terminated by Buyer or by a Hired Employee at any time for any reason (subject to applicable Law or any written commitments to the contrary made by Buyer).  Buyer will offer benefits to the Hired Employees under a plan(s) selected by Buyer in its sole discretion.

(c)           Sellers shall be liable for any claims made or incurred by any employee of Sellers and such employee's beneficiaries under the benefit plans of Sellers, other than claims for entitlement to COBRA coverage under such plans.

(d)           If, and to the extent, Buyer transitions Hired Employees onto the benefit plans obtained and/or maintained by Buyer, Buyer will give any such Hired Employee credit for service by such Hired Employee as an employee of Sellers in connection with any Buyer benefit that is based on or takes into account years of service or employment.

5.8           Name Changes.  On and after the Closing Date, neither Sellers nor the Interest/Share Holders shall have any right, title or interest in any trade names, trademarks, identifying logos or service marks employing the words "Ingenium Testing", "Lab Nine" or "Lab Eight" or any variation thereof (the "Names") or any other trademarks, service marks, product line names, trade dress or other Intellectual Property included in the Purchased Assets or confusingly similar thereto.  Sellers and each of the Interest/Share Holders agree that, without the prior written consent of Buyer, neither they nor any of their Affiliates shall make use of any of the Names from and after the Closing Date.  Sellers shall provide to Buyer at Closing a certified copy of actions taken in effectuating a name change (which change shall be complete within fifteen (15) days following the Closing Date) as well as a fully executed amendment to each Seller's certificate of formation or articles/certificate of incorporation.  Buyer shall be authorized to file such amendment on behalf of Sellers following the Closing.  Sellers shall also provide Buyer with such assistance as reasonably requested by Buyer in order to effectuate the transfer of the Domain Names within forty-five (45) days following the Closing Date.  Notwithstanding the foregoing, the parties agree and acknowledge that (i) the use of the name "Ingenium Testing" is subject to and restricted by the ITC Confidentiality Agreement; (ii) nothing in this paragraph or this Agreement shall be deemed to restrict or being interpreted as restricting or  limiting the use of the word "Ingenium" in connection with any company in which Duane Wingate has an equity interest, including without limitation Ingenium Aerospace LLC, an Illinois limited liability company, and Ingenium Technologies Corp., an Illinois corporation; and (iii) Buyer and its successors shall at all times remain subject to Sections 3.1, 5.1 and 5.2 of the ITC Confidentiality Agreement.

ARTICLE VI

SURVIVAL AND INDEMNIFICATION

6.1           Survival.  All representations, warranties, covenants and agreements contained in this Agreement or in any other Transaction Document, shall survive (and not be affected in any respect by) the Closing, any investigation conducted by or on behalf of any party hereto and any information which any party may receive or have.  Notwithstanding the foregoing, the representations and warranties contained in or made pursuant to this Agreement shall terminate on, and no Claim with respect thereto may be brought after, 12 months after the date hereof; provided, however, that:  (a) the representations and warranties contained in Sections 2.1 (first sentence only) (Organization and Good Standing), 2.2 (Capitalization), (a), (i)-(iii) and 2.3 (Authority, Approvals, Enforceability and Consents), 2.19(a) (first sentence only) (Title), 3.1 (Ownership of Interests, Title), 3.2(a), (b) and (c)(i)-(ii) (Capacity, Enforceability and Consents), 4.1 (Organization and Good Standing), 4.2 (Authority, Approvals, Enforceability and Consents) and the indemnity obligations for the inaccuracy or breach of such representations and warranties shall survive indefinitely; (b) the representations and warranties contained in Sections 2.7 (Taxes), 2.15 (Employee Benefit Plans), 2.22 (Brokers) and 4.3 (Brokers) and the indemnity obligations for the inaccuracy or breach of such representations and warranties shall survive until 60 days following the expiration of all applicable statutes of limitation; and (c) the representations and warranties contained in Section 2.17 (Environmental Matters) and the indemnity obligations for the inaccuracy or breach of such representations and warranties shall survive until the third anniversary of the date hereof.  The representations and warranties and the applicable indemnity obligations for breach thereof that terminate pursuant to this Section 6.1, and the liability of any party to this Agreement with respect thereto pursuant to this ARTICLE VI, shall not terminate with respect to any Claim, whether or not fixed as to liability or liquidated as to amount, with respect to which the Indemnifying Party has been given written notice from the Indemnified Party setting forth the facts upon which the claim for indemnification is based prior to the expiration of the applicable survival period.  Each survival period set forth above is a notice period only and no lawsuit or other court action shall be required prior to the expiration of the applicable survival period.

6.2           Indemnification.  The parties shall indemnify each other as set forth below:

(a)           Sellers and the Interest/Share Holders, jointly and severally, shall indemnify and hold harmless Buyer, its Affiliates and their respective Representatives (collectively, the "Buyer Indemnified Parties") from and against any Losses based upon, arising out of, asserted against, resulting from, imposed on, in connection with, or otherwise in respect of:

(i)      any inaccuracy or breach as of the date hereof of any representation or warranty of Sellers and/or the Interest/Share Holders contained in ARTICLE II of this Agreement or of any representation, warranty or statement made in any schedule, certificate, document or instrument delivered by the Interest/Share Holders in connection therewith at or in connection with the Closing, or any third party allegation or Claim based upon facts that, if true, would constitute such an inaccuracy or breach, in each case without giving effect to (A) any materiality qualification (including qualifications indicating accuracy in all material respects) or "Material Adverse Effect" qualification (including qualifications indicating accuracy with such exceptions as, individually or in the aggregate, do not have, and are not reasonably likely to have, a Material Adverse Effect), other than with respect to Section 2.5 (Absence of Undisclosed Liabilities) and 2.6(a)(i)(Absence of Certain Changes) or (B) in the case of Section 2.7 (Taxes), any qualification based on knowledge of any Seller or an Interest/Share Holder;

(ii)      the breach by Sellers and/or the Interest/Share Holders of, or the failure by Sellers and/or the Interest/Share Holders to perform, any of their covenants or agreements contained in this Agreement to cause any Seller to take or not take any action;

(iii)      any Transaction Expenses incurred by any Seller that are not paid in full on or before the Closing; and

(iv)     the Excluded Assets and all liabilities and obligations incurred in connection with the Excluded Assets,

provided, however, that: (x) other than for fraud or intentional misrepresentation or with respect to Losses based upon, arising out of, asserted against, resulting from, imposed on, in connection with, or otherwise in respect of any inaccuracy or breach of any of the Specified Basket Representations, Sellers and the Interest/Share Holders shall not be responsible for any Losses with respect to the matters referred to in clause (i) of this Section 6.2(a) until the cumulative aggregate amount of all such Losses exceeds the Basket Amount, in which event Sellers and the Interest/Share Holders shall then be liable for all Losses including the Basket Amount; and (y) other than for fraud or intentional misrepresentation or with respect to Losses based upon, arising out of, asserted against, resulting from, imposed on, in connection with, or otherwise in respect of any inaccuracy or breach of any of the Specified Cap Representations, the cumulative aggregate indemnity obligation of Sellers and the Interest/Share Holders with respect to the matters referred to in clause (i) of this Section 6.2(a) shall in no event exceed the Cap Amount; and

(b)           Sellers and the Interest/Share Holders, jointly and severally, shall indemnify and hold harmless the Buyer Indemnified Parties from and against any Losses based upon, arising out of, asserted against, resulting from, imposed on, in connection with, or otherwise in respect of:

(i)       any inaccuracy or breach as of the date hereof of any representation or warranty of the Interest/Share Holders contained in ARTICLE III of this Agreement or of any representation, warranty or statement made in any schedule, certificate, document or instrument delivered by Sellers and/or the Interest/Share Holders in connection therewith at or in connection with the Closing, or any third party allegation or Claim based upon facts that, if true, would constitute such an inaccuracy or breach, in each case, without giving effect to any materiality qualification (including qualifications indicating accuracy in all material respects) or "Material Adverse Effect" qualification (including qualifications indicating accuracy with such exceptions as, individually or in the aggregate, do not have, and are not reasonably likely to have, a Material Adverse Effect);

(ii)      any Taxes (A) imposed upon the Sellers or Interest/Share Holders for any Tax period (or portion thereof), including without limitation any Taxes incurred as a result of the transfer of any assets to Buyer or any disposition of Excluded Assets, and (B) any Taxes for which any Seller at any time has any liability as a transferee or successor, as a party to a Tax allocation, Tax indemnification, Tax sharing or similar agreement, or pursuant to any Tax Law or regulation;

(iii)      the breach by Sellers and/or the Interest/Share Holders of, or the failure by Sellers and/or Interest/Share Holders to perform, any of their covenants or agreements contained in this Agreement; or

(iv)      the exceptions described under Items 1 and 2 of Schedule 2.15(c) (Exceptions to Benefit Plans Representation).

(c)           Buyer agrees that it shall indemnify and hold harmless Sellers and the Interest/Share Holders and their Representatives (collectively, the "Interest/Share Holder Indemnified Parties") from and against any Losses based upon, to the extent arising out of, asserted against, resulting from, imposed on, in connection with, or otherwise in respect of:

(i)       the inaccuracy or breach of any representation or warranty of Buyer contained in ARTICLE IV of this Agreement or of any representation, warranty or statement made in any schedule, certificate document or instrument delivered by Buyer in connection therewith at or in connection with the Closing or any third party allegation or Claim based upon facts that, if true, would constitute such an inaccuracy or breach; and

(ii)      the breach by Buyer of, or the failure by Buyer to perform, any of their respective covenants or agreements contained in this Agreement.

6.3           Indemnification Procedures.

(a)            If any Buyer Indemnified Party, on the one hand, or any Seller or Interest/Share Holder Indemnified Party, on the other hand (the "Indemnified Party"), has a Claim or receives actual notice of any Claim, or the commencement of any Claim that could give rise to an obligation on the part of Sellers and/or the Interest/Share Holders, on the one hand, or Buyer, on the other hand, other than a Third Party Claim, to provide indemnification (the "Indemnifying Party") pursuant to this ARTICLE VI, the Indemnified Party shall promptly give the Indemnifying Party notice thereof (the "Indemnification Claim Notice"); provided, however, that the failure to give such prompt notice shall not prevent any Indemnified Party from being indemnified hereunder for any Losses, except to the extent that the failure to so promptly notify the Indemnifying Party, actually materially damages the Indemnifying Party.

(b)           Upon receipt by an Indemnified Party of actual notice of a Claim, or the commencement of any Claim, by a Third Party (a "Third Party Claim") that could give rise to an obligation to provide indemnification pursuant to this ARTICLE VI, the Indemnified Party will give the Indemnifying Party prompt written notice thereof (the "Third Party Indemnification Claim Notice"); provided, however, that the failure of the Indemnified Party to so promptly notify the Indemnifying Party shall not prevent any Indemnified Party from being indemnified for any Losses, except to the extent that the failure to so promptly notify the Indemnifying Party actually materially damages the Indemnifying Party or materially prejudices the Indemnifying Party's ability to defend against such Third Party Claim.

(c)           Any Indemnification Claim Notice or Third Party Indemnification Claim Notice will describe the Claim in reasonable detail.  If the Indemnifying Party confirms in writing to the Indemnified Party within 15 days after receipt of a Third Party Indemnification Claim Notice the Indemnifying Party's responsibility to indemnify and hold harmless the Indemnified Party therefor and within such 15-day period demonstrates to the Indemnified Party's reasonable satisfaction that, as of such time, the Indemnifying Party has sufficient financial resources (taking into account the amount of the Holdback) in order to indemnify for the full amount of any potential liability in connection with such Claim, the Indemnifying Party may elect to assume control over the compromise or defense of such Third Party Claim at the expense of the Indemnifying Party and by counsel selected by the Indemnifying Party, which counsel will be reasonably satisfactory to the Indemnified Party.  If the Indemnifying Party so elects to assume control over the compromise and defense of such Third Party Claim, the Indemnifying Party shall within such 15 days (or sooner, if the nature of the asserted Third Party Claim so requires) notify the Indemnified Party of the intent of the Indemnifying Party to do so, and the Indemnified Party shall cooperate, at the expense of the Indemnifying Party, in the compromise of, or defense against, such Third Party Claim; provided, however, that:  (i) the Indemnified Party may, if such Indemnified Party so desires, employ counsel at such Indemnified Party's own expense to assist in the handling (but not control the defense) of any Third Party Claim; (ii) the Indemnifying Party shall keep the Indemnified Party advised of all material events with respect to any Third Party Claim; (iii) the Indemnifying Party shall obtain the prior written approval of the Indemnified Party before ceasing to defend against any Third Party Claim or entering into any settlement, adjustment or compromise of such Third Party Claim involving injunctive or similar equitable relief being asserted against any Indemnified Party or any of its or his Affiliates; and (iv) no Indemnifying Party will, without the prior written consent of each Indemnified Party, settle or compromise or consent to the entry of any judgment in any pending or threatened Claim in respect of which indemnification may be sought hereunder (whether or not any such Indemnified Party is a party to such action), unless such settlement, compromise or consent by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim and includes an unconditional release of all such Indemnified Parties from all liability arising out of such Third Party Claim.

(d)           Notwithstanding anything contained herein to the contrary, the Indemnifying Party shall not be entitled to have sole control over (and if it so desires, the Indemnified Party shall have sole control over) the defense, settlement, adjustment or compromise of (but the Indemnifying Party shall nevertheless be required to pay all Losses incurred by the Indemnified Party in connection with such defense, settlement or compromise):  (i) any Third Party Claim that seeks an order, injunction or other equitable relief against any Indemnified Party or any of its Affiliates; (ii) any Third Party Claim in which both the Indemnifying Party and the Indemnified Party are named as parties and either the Indemnifying Party or the Indemnified Party determines with advice of counsel that there may be one or more legal defenses available to it that are different from or additional to those available to the other party or that a conflict of interest between such parties may exist in respect thereto; (iii) any Third Party Claim pursuant to Section 6.3(b) prior to such time as the aggregate amount of Buyer's Losses pursuant to such Third Party Claim and all prior Claims pursuant to Section 6.3(b) are reasonably expected to exceed the Basket Amount (as applicable) or after such time as the aggregate amount of the Losses of Buyer Indemnified Parties pursuant to such Third Party Claim and all prior Claims pursuant to Section 6.3(b) are reasonably expected to exceed the Cap Amount; and (iv) any Third Party Claim relating to Taxes of any LLC for periods after the date hereof; provided, however, that with respect to any such Third Party Claim relating to Taxes, the Interest/Share Holders may participate in the conduct thereof and Buyer shall not settle or compromise such Third Party Claim without the consent of the Interest/Share Holders, such consent not to be unreasonably withheld, conditioned or delayed.

(e)           If the Indemnifying Party elects not to assume the defense, settlement, adjustment or compromise of an asserted liability, fails to timely and properly notify the Indemnified Party of his, her or its election as herein provided, or, at any time after assuming such defense, fails to diligently defend against such Third Party Claim in good faith, fails to have sufficient financial resources to pay the full amount of such potential liability in connection with such Third Party Claim or if the Indemnified Party is otherwise entitled pursuant to this Agreement to have control over the defense, settlement or compromise of any Claim, the Indemnified Party may, at the Indemnifying Party's expense, pay, defend, settle, adjust or compromise such asserted liability (but the Indemnifying Party shall nevertheless be required to pay all Losses incurred by the Indemnified Party in connection with such payment, defense, settlement, adjustment or compromise).  In connection with any defense of a Third Party Claim (whether by the Indemnifying Parties or the Indemnified Parties), all of the parties hereto shall, and shall cause their respective Affiliates to, cooperate in the defense or prosecution thereof and to in good faith retain and furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested by a party hereto in connection therewith.

6.4           Set-Off, Etc.

(a)           If any Indemnified Party becomes entitled to indemnification from an Indemnifying Party pursuant to this Agreement, such indemnification payment will be made in cash upon demand; provided, however, that a Buyer Indemnified Party may, in its sole discretion, proceed against the Holdback in order to satisfy any such entitlement.

(b)           Buyer may, at its option (at any time and from time to time), reduce any amount owed by Buyer or one of its Affiliates, to Sellers or to any Interest/Share Holder Indemnified Person under this Agreement (whether pursuant to this ARTICLE VI or otherwise) or any other Transaction Document by all or part of any amount owed by Sellers or the Interest/Share Holders to Buyer or one of its Affiliates under this Agreement (whether pursuant to this ARTICLE VI or otherwise) or any other Transaction Document expressly including, but not limited to, any amount owed to Sellers pursuant to Section 1.5.

(c)           Any payment made by Sellers and/or the Interest/Share Holders or by Buyer pursuant to this ARTICLE VI will be deemed an adjustment to the Purchase Price.

(d)           The amount of Losses for which indemnification is provided under this ARTICLE VI shall be offset by amounts that are reimbursable by insurance.  The indemnity provisions contained in this ARTICLE VI shall be the sole and exclusive remedy available to the Parties for breaches of this Agreement.  Buyer agrees to use commercially reasonable efforts to make any claims for insurance and/or indemnification available from a third party(ies) with respect to Losses for which it will seek indemnification hereunder and to diligently pursue such claims in good faith, provided, however, that such efforts shall not include litigation or any alternative dispute resolution action.  If any such insurance proceeds and/or other amounts are received by any Buyer Indemnified Party of any amount otherwise required to be paid to any Buyer Indemnified Party pursuant to this ARTICLE VI, Buyer shall repay to Sellers, promptly after receipt of such insurance proceeds and/or other amounts, the amount that Sellers would not have had to pay pursuant to this ARTICLE VI had such insurance proceeds and/or other amounts been received by the Buyer Indemnified Party prior to such Sellers' payment under this ARTICLE VI.

6.5           Taxes.  To the extent the provisions of Section 6.4 are inconsistent with the provisions of Section 5.2, the provisions of Section 5.2 shall control as to Losses with respect to Taxes that are subject to Section 5.2, but Section 6.4 shall otherwise apply to Losses resulting from the inaccuracy or breach as of the date of this Agreement or the date hereof of any covenant of Sellers or the Interest/Share Holders, any representation or warranty of Sellers and/or the Interest/Share Holders in Section 2.7, or any representation, warranty or statement made in any schedule, certificate, document or instrument delivered by Sellers or the Interest/Share Holders in connection therewith at or in connection with the Closing, or any third party allegation or Claim based upon facts that, if true, would constitute such an inaccuracy or breach.

ARTICLE VII

MISCELLANEOUS

7.1           Expenses.  Each of the Parties shall pay its own fees and expenses (including the fees of any attorneys, accountants, investment bankers or others engaged by such party) in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby (the "Transaction Expenses"); provided, however, that Sellers shall bear all of the Transaction Expenses of Sellers.  Notwithstanding the foregoing, the parties agree and acknowledge that all costs and expenses incurred in connection with the audit of Sellers financial records required by Buyer and conducted by Ernst & Young shall be borne by Buyer, including without limitation the fees of Sellers' accountants incurred in connection with such audit.

7.2           Certain Interpretative Matters.  The captions of Articles and Sections of this Agreement are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.  As used herein, (a) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (b) the terms "hereof," "herein," and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits) and not to any particular provision of this Agreement, (c) Article, Section, paragraph, Exhibit and Schedule references are to the Articles, Sections, paragraphs, Exhibits, and Schedules to this Agreement unless otherwise specified, and (d) unless the context otherwise requires, the word "or" is not exclusive.  Whenever the words "included", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."  The parties intend that each representation, warranty and covenant herein shall have independent significance.  If any party has breached any representation, warranty or covenant contained herein, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant, as the case may be.

7.3           Notices.  All notices or other communications required or permitted hereunder shall be given in writing and given by certified mail, return receipt requested, nationally recognized overnight delivery service, such as Federal Express, facsimile or e mail (or like transmission) with confirmation of transmission by the transmitting equipment or personal delivery against receipt to the party to whom it is given, in each case, at such party's address, facsimile number or e-mail address set forth below or such other address, facsimile number or e mail address as such party may hereafter specify by notice to the other parties hereto given in accordance herewith.  Any such notice or other communication shall be deemed to have been given as of the date so personally delivered or transmitted by facsimile (or, if delivered or transmitted after normal business hours, on the next Business Day) or e-mail or like transmission, on the next Business Day when sent by overnight delivery services or five days after the date so mailed if by certified mail return receipt requested:

If to Sellers and/or the Interest/Share Holders:

Cliff Smith
1821 Wickham Drive
Caledonia, IL 61011

Duane Wingate
4860 Spring Brook Road
Rockford, Illinois 61104

with a copy (not constituting notice) to:

WilliamsMcCarthy LLP
120 W. State Street #400
P.O. Box 219
Rockford, IL 61105
Fax No.: (815) 968-0019
E-mail Address:  trollins@wilmac.com
Attention:  Timothy J. Rollins

If to Buyer:

NTS Technical Systems
24007 Ventura Boulevard
Calabasas, CA  91302
Fax No.:  (818) 591-0899
E-mail Address:  raffy.lorentzian@ntscorp.com
Attention:  Derek Coppinger and Raffy Lorentzian

with a copy (not constituting notice) to:

Sheppard Mullin Richter & Hampton LLP
Four Embarcadero Center, 17th Floor
San Francisco, CA 94111
Fax No.:  (415) 403-6074
E-mail Address:  jslaby@sheppardmullin.com
Attention:  James J. Slaby

7.4           Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and the provisions of ARTICLE VI and Section 7.13 hereof shall inure to the benefit of the Indemnified Parties; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto without the prior written consent of the other parties (except that Buyer may collaterally assign, without the consent of any other party hereto, all of its respective rights and obligations under this Agreement (including their rights under covenants, representations, warranties and indemnities) and any other Transaction Document to an Affiliate, to any and all lenders or other financing sources to Buyer, any of its Affiliates or to any Person who acquires all or substantially all of any of their properties or assets, any and all of whom may enforce their rights and remedies in connection with any such assignment or realization thereon to the extent provided in the applicable security agreements and other debt instruments or at law or in equity.  Any purported assignment or delegation in violation of this Agreement shall be null and void ab initio.

7.5           Entire Agreement.  This Agreement and the other Transaction Documents (including the Schedules and Exhibits hereto and thereto) embody the entire agreement and understanding of the parties and their respective Affiliates with respect to the transactions contemplated hereby and merges in, supersedes and cancels all prior written or oral commitments, arrangements or understandings with respect thereto, including the Letter of Intent dated June 15, 2010 among Ingenium, Buyer and the Interest/Share Holders and the previously executed Confidentiality Agreement between Ingenium and Buyer.  There are no restrictions, agreements, promises, warranties, covenants or undertakings with respect to the transactions contemplated hereby other than those expressly set forth in this Agreement and the other Transaction Documents.

7.6           Modifications, Amendments and Waivers.  This Agreement may not be modified or amended except by an instrument or instruments in writing signed by Buyer, Sellers and the Interest/Share Holders.  Any party hereto may, only by an instrument in writing, waive compliance by any other party or parties hereto with any term or provision hereof on the part of such other party or parties hereto to be performed or complied with.  No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor will any single or partial exercise of any right or power, or any abandonment or discontinuance of steps to enforce such right or power, preclude any other or further exercise thereof or the exercise of any other right or power.  The waiver by any party hereto of a breach of any term or provision hereof shall not be construed as a waiver of any subsequent breach.  The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

7.7           Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original, and will become effective when one or more counterparts have been signed by a party and delivered to the other parties.  Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 7.7, provided that receipt of copies of such counterparts is confirmed.

7.8           GOVERNING LAW.  THIS AGREEMENT AND (UNLESS EXPRESSLY SET FORTH THEREIN) EACH OF THE OTHER TRANSACTION DOCUMENTS SHALL BE GOVERNED BY THE LAWS OF THE STATE OF ILLINOIS THAT APPLY TO CONTRACTS MADE AND PERFORMED ENTIRELY IN SUCH STATE.

7.9           Severability.  To the fullest extent that they may effectively do so under applicable law, the parties hereto hereby waive any provision of law which renders any provision of this Agreement (other than Section 5.1, which shall be subject to the severability provisions of Section 5.1(h)) invalid, illegal or unenforceable in any respect.  Such parties further agree that any provision of this Agreement which, notwithstanding the preceding sentence, is rendered or held invalid, illegal or unenforceable in any respect in any jurisdiction shall be ineffective, but such ineffectiveness shall be limited as follows: (a) if such provision is rendered or held invalid, illegal or unenforceable in such jurisdiction only as to a particular Person or Persons or under any particular circumstance or circumstances, such provision shall be ineffective, but only in such jurisdiction and only with respect to such particular Person or Persons or under such particular circumstance or circumstances, as the case may be; (b) without limitation of clause (a), such provision shall in any event be ineffective only as to such jurisdiction and only to the extent of such invalidity, illegality or unenforceability, and such invalidity, illegality or unenforceability in such jurisdiction shall not render invalid, illegal or unenforceable such provision in any other jurisdiction; and (c) without limitation of clause (a) or (b), such ineffectiveness shall not render invalid, illegal or unenforceable this Agreement or any of the remaining provisions hereof.

7.10          Submission to Jurisdiction; Waiver of Jury Trial.  Each party to this Agreement, for itself and its Affiliates, hereby irrevocably and unconditionally:

(a)           (i) agrees that any suit, action or proceeding instituted against it by any other party with respect to this Agreement or (unless expressly set forth therein) any other Transaction Document may be instituted, and that any suit, action or proceeding by him, her or it against any other party with respect to this Agreement or any other Transaction Document shall be instituted, only in the courts of the County of Winnebago of the State of Illinois, or the U.S. District Court for the Northern District of Illinois, Western Division (and appellate courts from any of the foregoing) as the party instituting such suit, action or proceeding may in his, her or its sole discretion elect, (ii) consents and submits, for himself, herself or itself and its property, to the jurisdiction of such courts for the purpose of any such suit, action or proceeding instituted against him, her or it by the other and (iii) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law;

(b)           agrees that service of all writs, process and summonses in any suit, action or proceeding pursuant to Section 2.8 may be effected by the mailing of copies thereof by certified mail, return receipt requested, postage prepaid, to Buyer, the applicable Seller or the Interest/Share Holders, as the case may be, at the addresses for notices pursuant to Section 8.3 hereof (with copies to such other Persons as specified therein); provided, however, that nothing contained in this Section 7.10 shall affect the right of Buyer, Sellers or the Interest/Share Holders, as the case may be, to serve process in any other manner permitted by Law;

(c)           (i) waives any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Transaction Document brought in any court specified in Section 7.10(a), (ii) waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum and (iii) agrees not to plead or claim either of the foregoing;

(d)           WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY OF ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR (UNLESS EXPRESSLY SET FORTH THEREIN) ANY OTHER TRANSACTION DOCUMENT AND AGREES THAT ANY SUCH DISPUTE SHALL BE TRIED BEFORE A JUDGE SITTING WITHOUT A JURY; and

(e)            to the extent it has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself, or its property, hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement and (unless expressly set forth therein) the other Transaction Documents.

7.11          Specific Performance.  Each of the parties hereto acknowledges that Buyer would not have an adequate remedy at law for money damages in the event that any of the covenants or agreements set forth in this Agreement were not performed by any Seller and/or the Interest/Share Holders and, if applicable, their Affiliates in accordance with its terms and therefore, of Sellers and the Interest/Share Holders agrees that Buyer shall be entitled to specific performance, injunctive and other equitable relief in addition to any other remedy to which it may be entitled at law or in equity (without the necessity of proving the inadequacy as a remedy of money damages or the posting of a bond).

7.12          No Presumption.  With regard to each and every term and condition of this Agreement and the other Transaction Documents, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

7.13          No Third Party Beneficiary.  This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and, except as provided in Section 6.2 (which is intended to and shall inure to the benefit of, and may be enforced by, each Buyer Indemnified Party or Interest/Share Holder Indemnified Party, as the case may be), nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.  Without limitation of the right of any Indemnified Party directly to bring and to maintain an action pursuant to Section 6.2 hereof, Buyer may make any indemnification claim under, and may bring and maintain any action in respect of, Section 6.2 hereof on behalf of any Buyer Indemnified Party.

7.14          Non-Recourse.  No past, present or future director, officer, employee, incorporator, member, partner, interest holder, shareholder, Affiliate, agent, attorney, consultant, representative or principal of Buyer or any Affiliate of Buyer shall have any liability for any liabilities of Buyer under this Agreement or any Transaction Document or for any Claim based on, in respect of, or by reason of, the transactions contemplated hereby or thereby.

7.15          Schedules.  The Schedules to this Agreement shall be arranged in sections and subsections corresponding to the numbered section and lettered subsections of this Agreement, and the exceptions and disclosures in each such section and subsection of the Schedules shall, except as provided in the next sentence, apply only to the correspondingly numbered section and lettered subsection of this Agreement.  The information contained in any Schedule shall be deemed to be incorporated by reference in other applicable Schedules if the applicability of such information to such other Schedules is reasonably apparent on its face.  Notwithstanding anything in this Agreement to the contrary, (a) reference to any dollar amounts in any representation or warranty will not be deemed to constitute an admission by Sellers or the Interest/Share Holders that such amount is material with respect to or otherwise under any provision of this Agreement and (b) inclusion of any item in any Disclosure Schedule of Sellers as an exception to a representation or warranty will not be deemed an admission by Sellers or the Interest/Share Holders that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect.

[The next page is the signature page]

The parties hereto have caused this Asset Purchase Agreement to be executed as of the date first written above.

NTS TECHNICAL SYSTEMS,	INGENIUM TESTING, LLC,
a California corporation	an Illinois limited liability company

By: /s/ Raffy Lorentzian	By: /s/ Clifford Smith
Name: Raffy Lorentzian	Name: Clifford Smith
Title: CFO	Title: Manager

LAB NINE, LLC,
an Illinois limited liability company

By: /s/ Clifford Smith
Name: Clifford Smith
Title: Manager

LAB EIGHT, INC.,
an Illinois corporation

By: /s/ Clifford Smith
Name: Clifford Smith
Title: Manager

/s/ Clifford Smith
Cliff Smith, an individual

/s/ Duane Wingate
Duane Wingate, an individual

Signature Page to the Asset Purchase Agreement

EXHIBIT A

CERTAIN DEFINED TERMS

1.           For purposes of the Agreement to which this Exhibit A is attached, the following terms shall have the respective meanings specified below.

"Affiliate" means, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such first Person.

"Associate" means, with respect to any Person:  (a) any corporation, partnership, joint venture or other entity of which such Person is an officer or partner or is, directly or indirectly, through one or more intermediaries, the beneficial owner of 10% or more of:  (i) any class or type of equity securities or other profits interest; or (ii) the combined voting power of interests ordinarily entitled to vote for management or otherwise; and (b) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity.

"Base Purchase Price" means the aggregate amount payable by Buyer to Sellers as set forth in Section 1.5 hereof.

"Basket Amount" means an amount equal to 0.25% of the Base Purchase Price.

"Business" means testing and evaluating (a) products, primarily within the aerospace industry, for their capacity to create or withstand electromagnetic interference and/or electromagnetic compatibility and (b) expanded services planned (as of the time of Closing) to be added to the Rockford Facility after the Closing discussed with Smith and Wingate, consisting of climatic testing and environmental testing.

"Business Day" means a day other than Saturday, Sunday or any other day which commercial banks in New York, New York are authorized or required by law to close.

"Cap Amount" means an amount equal to 10% of the Base Purchase Price.

"Cause" shall mean with respect to the Interest/Share Holders one or more of the following: (i) the conviction of a felony or other crime involving moral turpitude or the commission of any other act or omission involving dishonesty, disloyalty or fraud with respect to Seller or any of their customers, suppliers or business partners, (ii) reporting to work under the influence of alcohol or illegal drugs, the use of illegal drugs (whether or not at the workplace) or other repeated conduct causing Buyer substantial public disgrace or disrepute or substantial economic harm, (iii) substantial and repeated failure to perform duties as reasonably directed by Buyer, which failure has not been cured (or commenced to be cured) by the Interest/Share Holders to Buyer's reasonable satisfaction within 10 calendar days following written notice of such failure by Buyer to the Interest/Share Holders, (iv) any act or omission aiding or abetting a competitor, supplier or customer of Buyer or any of its subsidiaries to the material disadvantage or detriment of Buyer and its subsidiaries, (v) breach of fiduciary duty or willful misconduct with respect to Buyer or any of its subsidiaries or (vi) any other material breach of this Agreement that has not been cured by the Interest/Share Holders to Buyer's reasonable satisfaction within 10 calendar days after any LLC provides written notice to the Interest/Share Holders of such breach.

"Company Agreements" means all contracts to which any Seller is a party or by which any Seller or any of their respective properties may be bound or affected.

"Consulting Agreement" means the Consulting Agreement dated as of the date hereof between Buyer and Smith.

"Contract" means any agreement, contract, commitment, instrument, undertaking or arrangement, whether written or oral.

"Copyrights" means all copyrights and registrations and applications therefor and all other rights corresponding thereto, and mask works and registrations and applications therefor.

"Debt" means (a) all of the indebtedness for borrowed money of any Seller, (b) all obligations of any Seller evidenced by notes, bonds, debentures or similar instruments (including capital lease obligations), (c) all indebtedness of any Seller created or arising under any conditional sale or other title retention agreement, (d) all outstanding obligations of any Seller under acceptance, letter of credit or similar facilities, (e) all indebtedness of the type described in clauses (a) and (b) above guaranteed, directly or indirectly, in any manner by any Seller, including interest and penalties thereon, (f) any indebtedness of the type described in clauses (a) and (b) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on assets or property owned by any Seller, (g) all accrued but unpaid interest (or interest equivalent) to the date of determination related to any items of indebtedness of the type described in clauses (a) through (e) above, (h) all obligations of any Seller for the deferred purchase price of property or services and (i) all trade obligations.

"Domain Names" means all Internet addresses and domain names.

"Environmental Laws" means all U.S., state and local statutes, codes, regulations, rules, ordinances, policies, decrees, guidelines, guidances, policies, orders or decisions, including the common law, arising out of or relating to:  (a) emissions, discharges, releases or threatened releases of any Hazardous Material into the environment (including ambient air, surface water, ground water, land surface or subsurface strata); (b) the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport or handling of any Hazardous Material; (c) liability for personal injury or property damage arising out of the manufacture, processing, distribution, use, generation, treatment, storage, disposal, transport, handling, emission, discharge, release, threatened release, or presence of Hazardous Materials at real property (whether or not owned, leased or used by any Seller); (d) remediation, reclamation or restoration of real property (whether or not owned, leased or used by any Seller); and (e) workplace health and safety and protection of employees from workplace hazards.

"Excluded Assets" means those assets referred to in Section 1.1(a)(xiii).

"GAAP" means generally accepted accounting principles in the United States as in effect from time to time.

"General Release" means the General Release in the form attached to the Agreement as Exhibit B.

"Government Authority" means any foreign, United States or international, federal, state or local (or any subdivision thereof), agency, authority, bureau, commission, department or similar body or instrumentality thereof, or any governmental court or tribunal.

"Hazardous Materials" means any solid, liquid or gaseous material, alone or in combination, mixture or solution, which is now or hereafter defined, listed or identified as "hazardous" (including "hazardous substances" or "hazardous wastes"), "toxic", a "pollutant" or a "contaminant" pursuant to any Environmental Law, including asbestos, urea formaldehyde, polychlorinated biphenyls (PCBs), radon, petroleum (including its derivatives, by-products or other hydrocarbons); and any other substance which is subject in any respect to any Environmental Law, or which poses or could pose a threat or nuisance to health or the environment.

"Interests" mean the voting and non-voting limited liability company membership interests in the LLCs.

"Insider" means the Interest/Share Holders, any director or officer of any Seller any Affiliate, Associate or Relative of any of the foregoing Persons.

"Intellectual Property" means all intellectual property rights arising under the laws of any jurisdiction in which any LLC currently is conducting business with respect to, arising from or associated with the following:  (i) Domain Names; (ii) Marks; (iii) Patents; (iv) Copyrights; (v) Trade Secrets; and (vi) all moral rights, rights of publicity and other intellectual property and proprietary rights of a similar nature.

"Knowledge" means, when used with respect to any Seller, the actual knowledge after reasonable inquiry of Cliff Smith, Duane Wingate, Ellie Taylor or Carl Cacciatore.

"Law" or "Laws" means all statutes, codes, ordinances, decrees, rules, regulations, standards, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, injunctions, decisions, rulings or awards, policies or other requirement of any Government Authority, or any provisions or interpretations of the foregoing, including general principles of common and civil law and equity, binding on or affecting the Person referred to in the context in which such word is used.

"Legal Expenses" means the fees, costs and expenses of any kind incurred by any Person indemnified herein and its counsel in investigating, preparing for, defending against or providing evidence, producing documents or taking other action with respect to any threatened or asserted Claim.

"Lien" means any lien, charge, claim, pledge, security interest, conditional sale agreement or other title retention agreement, lease, mortgage, security agreement, right of first refusal, option, restriction, tenancy, license, covenant, right-of-way, easement or other encumbrance (including the filing of, or agreement to give, any financing statement under the UCC or any other Law of any jurisdiction).

"Losses" means any and all demands, claims, complaints, actions or causes of action, suits, proceedings, investigations, arbitrations, assessments, losses, damages, liabilities (whether asserted or unasserted, absolute or contingent) or obligations (including those arising out of any action, such as any settlement or compromise thereof or judgment or award therein) and any fees, costs and expenses related thereto, including interest, fines, penalties, fees, disbursements and amounts paid in settlement (including any reasonable Legal Expenses).

"Managers" means Smith and Wingate as the managers duly elected by the voting members of each Seller.

"Marks" means all trade names, trademarks and service marks (registered and unregistered), trade dress, industrial designs, brand names, brand marks, service names, logos, emblems, signs or insignia, and similar rights and applications to register any of the foregoing, and all goodwill associated therewith throughout the world.

"Material Adverse Effect" means any circumstance, state of facts or matters, change, event, occurrence, action or omission that could have or result in a material adverse effect on (i) the business, assets, liabilities, results of operation, operations, financial condition or EBITDA of any Seller, taken as a whole, or (ii) the ability of any Seller or the Interest/Share Holders to perform their respective obligations under this Agreement or any other Transaction Document.

"New Lease" means the Real Property Lease between Ingenium and ITS Partners, LLC in the form of Exhibit C.

"Ordinary Course" means, with respect to an action taken by a Person:

(a)           such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;

(b)           such action is not required to be authorized by the managing member(s)/board of directors (or similar governing body) or equity holders of such Person (or by any Person or group of Persons exercising similar authority) and is not required to be specifically authorized by the parent company (if any) of such Person;

(c)           such action is similar in nature and magnitude to actions customarily taken, without any authorization by the managing member(s)/board of directors (or similar governing body) or equity holders of such Person (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person; and

(d)           consistent with the representations and warranties in Section 2.8(b).

"Patents" means all patents, patent applications (including any divisionals, continuations, continuations-in-part, renewals, reexaminations, extensions, and reissues) and rights in respect of utility models or industrial designs.

"Pending Tax Matter" means fines, penalties, interest and accrued taxes resulting from late payroll tax deposit payments and late submittals of tax forms for Sellers for the periods March 2008 through September 2010, and with both the U.S. Internal Revenue Service and the State of Wisconsin and State of Illinois.

"Pending Tax Matter Payment" has the meaning set forth in Section 1.5(c).

"Permit" means any franchise, approval, permit, consent, qualification, certification, authorization, license, order, registration, certificate, variance or other similar permit, right or authorization from any Government Authority and all pending applications therefor.

"Permitted Liens" means all:

(a)           liens for Taxes, assessments and other governmental charges which are not due and payable and which may thereafter be paid without penalty;

(b)           the title and other interests of a lessor under a capital or operating lease or of a licensor under a license or royalty agreement;

(c)           liens securing or otherwise resulting from the SBA Loan, but only until the SBA Loan is paid in accordance with Section 1.5; and

(d)           such minor imperfections in title as do not detract in any material respect from the value or utility of the subject property in the operation of the business that uses such property.

"Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization, limited liability company, estate, association, joint stock company, company other form of business or legal entity or Governmental Authority.

"Real Property Leases" means all leases, subleases, licenses and other occupancy agreements, and all amendments, modification or supplements thereto or renewals thereof, relating to real properties and to which any Seller is a party or pursuant to which any Seller uses or occupies any real property.

"Relative" of a Person means such Person's spouse, such Person's parents, sisters, brothers, children and the spouses of the foregoing, and any member of the immediate household of such Person.

"Remedial Action" means all action required under applicable Laws: (x) to clean up, remove, treat or in any other way remediate any chemical, Hazardous Material or waste containing any chemical or Hazardous Material in the environment; (y) to prevent the release of any chemical, Hazardous Material or waste containing any chemical or Hazardous Material so that they do not endanger or otherwise adversely affect the environment or public health or welfare; or (z) to perform pre-remedial studies, investigations or monitoring, in or under any real property, assets or facilities.

"Representatives" of any Person mean such Person's officers, directors, employees, agents, counsel, accountants, financial advisors, consultants and other representatives.

"SBA Loan" means U.S. Small Business Administration Loan No. 30857960-03, dated December 14, 2007, with Ingenium as the Borrower and Rockford Local Development Corporation as Certified Development Company.

"Securities Act" means the Securities Act of 1933, as amended.

"Specified Basket Representations" means Sections 2.1 (first sentence only) (Organization and Good Standing), 2.2 (Capitalization), (a), (i)–(iii) and 2.3 (Authority, Approvals, Enforceability and Consents), 2.7 (Taxes), 2.15 (Employee Benefit Plans), 2.19(a) (first sentence only) (Title) and 2.22 (Brokers).

"Specified Cap Representations" means Sections 2.1 (first sentence only) (Organization and Good Standing), 2.2 (Capitalization), (a), (i)–(iii) and 2.3 (Authority, Approvals, Enforceability and Consents), 2.7 (Taxes), 2.15 (Employee Benefit Plans), 2.17 (Environmental Matters), 2.1 (first sentence only) (Title) and 2.22 (Brokers).

"Subsidiary" means any Person more than 50% of the outstanding Voting Securities of which is owned or controlled, directly or indirectly, by any LLC.

"Tax" or "Taxes" means all federal, state, local, and foreign taxes, and other charges, duties or assessments of any kind whatsoever (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto, imposed by any Tax Authority, and including any such taxes imposed upon third parties for which any Seller has liability as an indemnitor or successor.  "Tax" includes, without limitation, (i) all income (whether net or gross), excise, franchise, real or personal property, sales, transfer, gains, gross receipts, occupation, privilege, payroll, wage, unemployment, workers' compensation, social security, national health contributions, pension and employment insurance contributions, use, value added, capital, license, severance, stamp, premium, windfall profits, environmental, capital stock, profits, withholding, disability, employment, alternative or add-on minimum, estimated or other tax of any kind whatsoever (whether disputed or not), including, without limitation, any related charges, fees, interest, penalties, additions to tax or other assessments and (ii) liabilities for the payment of any amounts as a result of being a member of an affiliated, combined, or unitary group or otherwise.

"Tax Audit" means any audit, assessment, or other examination relating to Taxes by any Tax Authority or any judicial or administrative proceedings relating to Taxes.

"Tax Authority" means the IRS and any other domestic or foreign governmental entity responsible for the administration of any Taxes.

"Tax Returns" means all federal, state, local, and foreign tax returns of any kind whatsoever, including any declarations, statements, reports, schedules, forms, and information returns and any amendments thereto.

"Third Party" means any Person other than Sellers, the Interest/Share Holders or Buyer or any of their respective Affiliates.

"Trade Secrets" means all know-how, discoveries, trade secrets, methods, processes, technical data, specifications, research and development information, technology, data bases, and other proprietary or confidential information , including customer lists, in each case that derives economic value from not being generally known to other Persons who can obtain economic value from its disclosure, but excluding any Copyrights or Patents that cover or protect any of the foregoing.

"Transaction Document" means the Agreement and the other agreements, instruments, certificates and documents contemplated hereby and thereby, including each exhibit and schedule hereto and thereto.

"UCC" means the Illinois Uniform Commercial Code, as amended, and any successor thereto.

2.           The following terms are defined in the Sections indicated below.

Term	Section

Administration	2.18
Agreement	Preamble
Balance Sheet Date	2.4(a)
Benefit Plans	2.15(a)
Buyer	Preamble
Buyer Indemnified Parties	6.3(a)
Cap Amount	Exhibit A
Claims	2.8(a)
Closing	1.6
Code	2.15(c)
Company Financial Statements	2.4(a)
Company IP	2.11(a)
Company Patents	2.11(a)
Company Registered Copyrights	2.11(a)
Company Registered Domain Names	2.11(a)
Company Registered IP	2.11(a)
Company Registered Marks	2.11(a)
Competing Business	5.1(b)
ERISA	2.15(a)
FIRPTA Certificate	2.7(l)
Indemnification Claim Notice	6.4(a)
Indemnified Party	6.4(a)
Indemnifying Party	6.4(a)
Ingenium Testing, LLC	Preamble
Insider Transactions	2.16
Insurance Policies	2.12

Interest/Share Holder Indemnified Parties	6.3(c)
Interest/Share Holders	Preamble
Judgments	2.8(a)
Leased Real Property	2.9(b)
Noncompetition Period	5.1(b)
OSHA	2.18
Pending Tax Matter Payment	1.5(c)(ii)
SBA Payoff Amount	1.5(c)(iii)
SBA Payoff Date	1.5(c)(iii)
Smith	Preamble
Subleases	2.9(j)
Third Party Claim	6.4(b)
Third Party Indemnification Claim Notice	6.4(b)
Transaction Expenses	7.1
Wingate	Preamble

EXHIBIT B

GENERAL RELEASE

This General Release dated as of July 20, 2011 (this “General Release”), is given by ___________ individually and in his capacity as (i) a member and manager of Ingenium Testing, LLC, an Illinois limited liability company (“Ingenium”); (ii) a member and manager of Lab Nine, LLC, an Illinois limited liability company (“Lab Nine”); (iii) as a shareholder, director and officer of Lab Eight, Inc., an Illinois corporation (“Lab Eight” and, together with Ingenium and Lab Nine, the “Companies”) (the “Releasor”).  Capitalized terms used but not defined herein have the meanings assigned to them in the Asset Purchase Agreement dated as of July 20, 2011 (the “APA”) among NTS Technical Systems, a California corporation (“Buyer”), the Companies, the Releasor and Duane Wingate, an individual.

Concurrently herewith, Buyer is acquiring substantially all of the assets of Ingenium, Lab Eight and Lab Nine from the Companies pursuant to the APA.

Releasor will, directly or indirectly, receive significant financial benefit from the consummation of the transactions contemplated by the APA.

As a condition and inducement to the willingness of Buyer to enter into the APA and acquire the assets, Releasor has agreed to the matters set forth herein.

1.             For $10 and other good and valuable consideration, including the receipt of significant financial benefit from the consummation of the transactions contemplated by the APA, the receipt and legal sufficiency of which is acknowledged by Releasor, Releasor knowingly and voluntarily releases and forever discharges Buyer, each of the Companies, their respective Affiliates and successors and assigns of all of the foregoing (collectively, the “Released Parties”) from any and all claims, controversies, actions, causes of action, cross-claims, counterclaims, rights, demands, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys' fees, or liabilities of any nature whatsoever in law and in equity, both past and present (through the date Releasor signs this General Release) and whether known or unknown, suspected, or claimed against any of the Released Parties that Releasor or any of his heirs, successors or assigns may have, relating in any way to or in connection with any matter or thing from the beginning of the world to the date Releasor signs this General Release, at common law or under any statute, rule, regulation, order or law, whether federal, state or local, including but not limited to: all claims and demands directly or indirectly arising out of or in any way connected with Releasor's employment with any of the Companies or the termination of that employment; any and all causes of action, including but not limited to actions for breach of contract, express or implied, breach of the covenant of good faith and fair dealing, express or implied, wrongful termination in violation of public policy, all other claims for wrongful termination and constructive discharge, and all other tort claims, including, but not limited to, intentional or negligent infliction of emotional distress, invasion of privacy, negligence, negligent investigation, negligent hiring, supervision or retention, assault and battery, false imprisonment, defamation, intentional or negligent misrepresentation, fraud, and any and all claims arising under any federal, state or local law or statute, including, but not limited to, Title VII of the Civil Rights Act of 1964; the Civil Rights Act of 1991; the Fair Labor Standards Act; the Employee Retirement and Income Security Act (“ERISA”); the Americans with Disabilities Act, 42 U.S.C. § 1981; the Age Discrimination in Employment Act, including the Older Workers Benefit Protection Act (“ADEA”); the Family and Medical Leave Act; and any and all other laws and regulations relating to employment termination; employment discrimination; reasonable accommodation; the interactive process; harassment or retaliation; claims or demands to wages, including bonuses, commissions, vacation or other time off pay, fringe benefits, severance pay, or other forms of compensation (subject to the terms below); hours; and any and all claims for attorneys’ fees and costs (collectively, “Claims”), inasmuch as is permissible by law and by the respective governmental enforcement agencies for the above-listed laws; provided, however, that no release is given hereunder in respect of:  (i) any obligations required to be performed by any Released Party under the terms of the APA or any other Transaction Document after the date hereof; (ii) travel or other business expenses incurred by Releasor for which Releasor is entitled to reimbursement pursuant to the policies and guidelines of any of the Companies in effect as of the date of this General Release; (iii) any wages in the form of base salary due to Releasor as an employee of any of the Companies in the ordinary course of business and consistent with past practice earned but not paid between (x) the date of the last payroll prior to the date of this General Release and (y) the date of this General Release; (iv) vested rights of Releasor, if any, to benefits under any employee benefit plan maintained by any of the Companies on the day before the Closing and disclosed in the Schedules to the APA; and (v) any rights that Releasor may have to be indemnified by any of the Companies or any successor in interest under the organizational documents of any of the Companies or applicable law, provided, however, that Releasor shall not be entitled to indemnification with respect to any Claim by Releasor that would also be the subject of a claim by any of the Companies or Buyer under the APA.  (It is understood and agreed that the Released Parties shall not include any third party insurance company, but nothing in this sentence shall prohibit or restrict any Released Party from canceling any insurance policy.)

2.             Releasor represents that he has made no assignment or transfer of any of the Claims herein above mentioned or implied.

3.             In signing this General Release, Releasor acknowledges and intends that it shall be effective as a bar to each and every one of the Claims herein above mentioned or implied.  Releasor expressly consents that this General Release shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected Claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected or unanticipated Claims), if any, as well as those relating to any other Claims herein above mentioned or implied.  Releasor acknowledges and agrees that this waiver is an essential and material term of this General Release and that without such waiver Buyer would not have agreed to consummate the transactions contemplated by the APA.  Releasor further agrees that in the event he should assert any Claim seeking damages against any of the Released Parties, this General Release shall serve as a complete defense to any such Claim.  Releasor further agrees that there does not exist any Claim of the type described in or implied by Section 1 hereof and he is not aware of any pending or threatened Claims of the type described in or implied by Section 1 hereof.

4.             Releasor agrees that neither this General Release, nor the furnishing of the consideration for this General Release, shall be deemed or construed at any time to be an admission by any Released Party or Releasor of any improper or unlawful conduct.

5.             Releasor also agrees that if he violates this General Release by suing any Released Parties on account of a Claim which has been released hereunder, Releasor will pay all costs and expenses of defending against the suit incurred by the Released Parties, including reasonable attorneys' fees.

6.             Releasor acknowledges and agrees that Releasor may hereafter discover facts different from or in addition to those now known, or believed to be true, regarding the subject matter of this General Release and further acknowledges and agrees that this General Release shall remain in full force and effect, notwithstanding the existence of any different or additional facts.

7.             Whenever possible, each provision of this General Release shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this General Release is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this General Release shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein. The remedies provided herein are cumulative and not exclusive of any remedies provided by applicable law.

8.             This General Release and all disputes or controversies arising out of or relating to this General Release or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Illinois applicable to contracts made and to be performed therein.

9.             Releasor acknowledges and agrees that he has been provided twenty-one (21) calendar days to consider this General Release and to consult with his legal counsel and has been encouraged to do so.  To the extent that Releasor has taken fewer than twenty-one (21) days to consider this General Release, Releasor acknowledges that he has had sufficient time to consider the General Release and to consult with counsel and that he did not desire or need additional time.

10.           Releasor also understands that he has seven (7) calendar days following his execution of this General Release within which to revoke it as to any Claim he may have based on age discrimination only.  The revocation must be in writing, must specifically revoke this General Release as to a Claim of age discrimination, and must be directed to the attention of:  Raffy Lorentzian at Fax No. (818) 591-0899 with a copy (not constituting notice) to James Slaby at Fax No. (415) 403-6074.  If Releasor does revoke as provided herein, such revocation shall not affect any other Claim of Releasor that is included in this General Release.

11.           In executing this General Release, Releasor acknowledges that he has had sufficient opportunity to consult with counsel of his choice, that he has carefully considered the terms of the General Release and understands the terms, and that he has voluntarily executed this General Release without fraud, duress or undue influence.

12.           RELEASOR HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS GENERAL RELEASE OR IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

13.           BY SIGNING THIS GENERAL RELEASE, THE UNDERSIGNED RELEASOR REPRESENTS AND AGREES THAT HE:

(a)           HAS READ THIS GENERAL RELEASE CAREFULLY;

(b)           UNDERSTANDS ALL OF ITS TERMS AND KNOWS THAT HE IS GIVING UP IMPORTANT RIGHTS;

(c)           VOLUNTARILY CONSENTS TO EVERYTHING IN IT;

(d)           HAS BEEN ADVISED TO CONSULT WITH AN ATTORNEY BEFORE EXECUTING THIS GENERAL RELEASE AND HAS HAD AN OPPORTUNITY TO DO SO;

(e)           HAS SIGNED THIS GENERAL RELEASE KNOWINGLY AND VOLUNTARILY AND WITH THE ADVICE OF COUNSEL RETAINED TO ADVISE THE UNDERSIGNED WITH RESPECT TO IT; AND

(f)           AGREES THAT THE PROVISIONS OF THIS GENERAL RELEASE MAY NOT BE AMENDED, WAIVED, CHANGED OR MODIFIED EXCEPT BY AN INSTRUMENT IN WRITING SIGNED BY BUYER AND THE UNDERSIGNED.

[The next page is the signature page]

Releasor has caused this General Release to be executed and delivered as of the date first written above.

[General Release - Smith]

EXHIBIT C

LEASE AGREEMENT

THIS Lease Agreement is made as of this 20th day of July, 2011, by and among ITS Partners, LLC, an Illinois limited liability company (“Landlord”), and NTS Technical Systems, a California corporation (“Tenant”).

NOW, THEREFORE, in consideration of the foregoing premises and the covenants contained herein, the parties agree as follows.

SECTION 1

THE PREMISES

1.1           Landlord hereby leases to Tenant the Premises, consisting of the entire parcel of real property located in the City of Rockford, Illinois, commonly known as 3761 S. Central Avenue, Rockford, IL  61102, and the legal description of which is shown on the attached Exhibit “A” (the “Real Estate”).  The parties acknowledge that there is a building on the Real Estate of approximately 84,000 square feet in size (the “Building” or the "Premises").  The parties waive any formal survey of the Premises.  Further, Landlord hereby leases to Tenant the furnishings and equipment set forth on Exhibit B.

1.2           Landlord also grants and conveys to Tenant for the term hereof all rights and privileges afforded by any appurtenant documents affecting the Premises including, but not limited to, all easements, cross-easements, access agreements and licenses, if any, a description of the same which are in existence as of the date hereof also being contained in Exhibit “A”.  Landlord and Tenant acknowledge that the kitchen area of the Building consisting of approximately 1,000 square feet is leased to Christine Reid pursuant to a Lease Agreement dated March 2, 2009, as amended on July 7, 2010 (“Reid Lease Agreement”) with said Reid Lease Agreement terminating on June 30, 2011.  Landlord and Tenant agree that with the execution of this Lease Agreement the Landlord assigns to Tenant all of Landlord’s rights, title, and interest in, to and under the Reid Lease Agreement and Tenant accepts the assignment and agrees to assume and perform the obligations of Landlord under the Reid Lease Agreement.  Landlord and Tenant agree that upon execution of this Lease Agreement, the Reid Lease Agreement shall be characterized as a Sublease Agreement with Tenant as the Sublessor and Christine Reid as the Sublessee.  Landlord represents and warrants that a) except for the Reid Lease Agreement there are no other leases affecting the Real Estate; b) the Reid Lease Agreement embodies the entire agreement between Reid and Landlord and that there are no other agreements or amendments, written or oral, between such parties; and c) the there are no laws, governmental restrictions or agreements, including recorded covenants, conditions  and restrictions which would prevent Tenant from using the Premises for the uses allowed under section 6 of this Lease.

 1.3           Neither Landlord nor Landlord’s agents have made any representations or promises with respect to the physical condition of the Premises, the expenses of operation or any other matter or thing affecting or related to the Premises. Tenant has inspected the Premises and is thoroughly acquainted with their condition and agrees to take the same “as is” and acknowledges that the taking of possession of the Premises by Tenant shall be conclusive evidence that the said Premises and any improvements of which the same form a part were in good and satisfactory condition at the time such possession was so taken, regardless of whether the condition giving rise to such obligation existed prior to or as of the commencement date of the Lease.

SECTION 2

THE TERM

2.1           The Initial Term (the “Initial Term”) of this Lease shall commence on July 20, 2011 (the “Commencement Date”), and continue until July 1, 2016 (the "Expiration Date") unless this Lease is extended or terminated prior to that time in accordance with the provisions contained herein. Provided, however, the Initial Term shall be extended to July 1, 2018 if prior to the Expiration Date Hamilton Sundstrand Corporation extends or renews that certain contract attached as Exhibit "C" and incorporated herein by this reference with Ingenium Testing, LLC for an additional two years or more.

2.2           Tenant shall be entitled to extend the term of this Lease for three (3) successive periods of five (5) years each beyond the Initial Term, as same may be extended pursuant to Section 2.1 hereof (each an “Extension Term”), upon the same terms and conditions as herein set forth, except as to number of renewals. During the Extension Term the initial Base Rent, as defined in section 3.1 below, and annually thereafter shall be subject to the 2% increases as set forth in section 3.1. The Initial Term together with any Extension Term, properly noticed, shall be referred to as the “Term,” “Lease Term” or “term of this Lease,” whether or not such terms are capitalized. Except for the extension of the Initial Term as provided in Section 2.1 hereof, (a)Tenant may only extend this Lease by giving Landlord written notice not less than ninety (90) days prior to the expiration of the Initial Term, or of any Extension Term, as applicable, and (b) in the event Tenant does not give notice exercising its right to extend this Lease, Tenant waives its right to all subsequent Extension Terms.

SECTION 3

RENT

3.1           Commencing on the Commencement Date and continuing during the term of this Lease, the Tenant shall pay to the Landlord annual “Base Rent” for the Premises, without demand, deduction, set-off, or counterclaim, in equal installments in advance, on or before the first day of each month (the “Rent Day”) as follows. During the first Lease Year Tenant shall pay annual Base Rent of four hundred sixty-two thousand and no/100 ($462,000) dollars, payable in payments of $38,500 per month. Thereafter, the annual Base Rent shall be increased by an amount equal to 2% of the annual Base Rent paid in the immediately preceding Lease Year. For purposes of this section, the term “Lease Year” shall mean each 12-month period of the Term commencing on the Commencement Date and every anniversary thereof, provided that if the Commencement Date is on a date other than the first day of the month, the First Lease Year shall be extended by the number of days from the Commencement Date until the first day of the next succeeding month, such that each Lease Year, except possibly the first Lease Year, shall commence on the first day of the month. All payments of Base Rent shall be by check hand delivered or mailed to Landlord so as to be received by the Rent Day.  Base Rent for any period which is for less than one month shall be prorated.

3.2           Except for items which are the responsibility of Landlord under this Lease, Landlord and Tenant acknowledge and agree that, during the Term, this is a fully net Lease.  Except as otherwise provided in this Lease, Tenant shall be responsible for certain costs, expenses and charges as described herein relating to the Premises which first arise or are assessed during the Term.

3.2.1.        ADDITIONAL RENT.  For each year of the Term hereof, Tenant shall pay to Landlord, as additional rent (“Additional Rent”): (i) Real Estate Taxes; (ii) Insurance, all as defined below, and (iii) any other amounts payable by Tenant to Landlord hereunder.  Such amounts shall be payable, unless otherwise provided herein, upon presentation to Tenant of bills or invoices reflecting the amounts due.

3.2.2        DEFINITIONS.  For the purpose of this Section:

(1)           “Rent” shall be comprised of Base Rent and Additional Rent.

(2)           “Insurance” shall include, without limitation, all of Landlord’s insurance relating to the common facilities or the Real Estate as a whole or the operations thereon including, but not limited to, casualty insurance, flood insurance, fire insurance, and extended coverage as well as general liability insurance, umbrella liability insurance, bodily injury, public liability, property damage liability, automobile insurance, sign insurance, and any other insurance carried by Landlord in limits selected by Landlord, provided that such coverage and limits are reasonable and customary in the area for other buildings, similar to the Building.  Tenant shall be named as an additional insured on all such policies.

(3)           “Real Estate Taxes” shall include all taxes, assessments and other governmental charges, general and special, ordinary and extraordinary, of any kind and nature whatsoever, relating to the Premises, including, but not limited to, any tax or excise on rents, gross receipts tax, or other tax, however described, which is levied or assessed by the United States of America or the State of Illinois or any political subdivision thereof, against Landlord in respect to the Base Rent, Additional Rent, or other charges reserved under this Lease or as a result of Landlord’s receipt of such rents or other charges accruing under this Lease, and also including without limitation assessments for public improvements or benefits, which shall during the Term hereof be laid, assessed, levied, imposed upon or become due and payable and Landlord’s reasonable expense in obtaining any refund or reduction of Real Estate Taxes, subject only to the following:

(a)           franchise, estate, inheritance, succession, capital levy, transfer, federal and state income and excess profit taxes imposed upon Landlord shall be excluded; and

(b)           if at any time during the Term of this Lease, a tax or excise on rents or other tax, however described, but excluding the taxes referred to in (a) above, is levied or assessed against Landlord on account of the rent expressly reserved hereunder, as a substitute in whole or in part for taxes assessed or imposed on land and buildings or on land or buildings, such tax or excise on rents or other tax shall be included within the definition of Real Estates Taxes, but only to the extent of the amount thereof which is lawfully assessed or imposed as a direct result of Landlord’s ownership of this Lease or of the Rent accruing under this Lease; and

(c)           nothing in this Lease shall be construed as imposing on Tenant any liability for any taxes, assessments, rates, charges and/or fees that were assessed during or otherwise relate to periods prior to the Term; and

(d)           Real Estate Taxes for the first and last year of the Term shall be prorated~~,~~ on a tax year basis, between Landlord and Tenant so that Tenant will be responsible for its proportionate share of such Real Estate Taxes attributable only to the period which includes the Term. Notwithstanding the foregoing, Tenant may protest or contest the amount of any tax, assessment or imposition levied against the Premises by appropriate and customary proceedings.  Landlord hereby grants Tenant the right to prosecute any such protest or contest in Landlord’s name, if necessary, and authorizes Tenant to take such steps as are necessary in order to prosecute such protest or contest.  If Tenant fails to protest the amount of such tax for a particular year, Landlord may prosecute such protest; but

(e)            in the event that during the Term (i) any tax, assessment, charge or imposition constituting a portion of the Real Estate Taxes is reduced, eliminated or not increased, whether the cause is a judicial determination of unconstitutionality, a change in the nature of the taxes imposed or otherwise, and (ii) there is levied, assessed or otherwise imposed on the Landlord or the Premises in substitution for all or part of such portion of the Real Estate Tax thus reduced, eliminated or not increased a tax or other imposition ("the Substitute Tax") which imposes a burden upon Landlord by reason of its ownership of the Premises, then such Substitute Tax will be deemed a part of the Real Estate Taxes for purposes of Tenant's obligation to pay taxes under this Section 3.2 and Tenant shall be responsible for the payment of the same in accordance with the provisions of this Section 3.2; and

(f)           Tenant shall be liable for any taxes levied against personal property, trade fixtures placed by Tenant in the Premises and Tenant improvements if the cost of such improvements were paid for by Tenant.  If any such taxes are levied against Landlord or Landlord's property and either (a) Landlord elects to pay the same or (b) the assessed value of Landlord's property is increased by inclusion of such personal property, trade fixtures placed by Tenant in the Premises or such Tenant improvements which are paid for by Tenant and Landlord elects to pay the taxes based on such increase, then Tenant shall pay to Landlord upon demand any amounts paid by Landlord in satisfaction of such taxes.

(4)           “Calendar Year” shall mean each of those calendar years beginning January 1 and commencing with and including the year during which the Commencement Date occurs, and ending with the calendar year during which the Term (including, without limitation, any extensions or renewals) terminates.

3.3           Notwithstanding anything to the contrary contained in this Lease, Tenant hereby acknowledges and agrees that its obligation to pay Base Rent and any other charges or sums owing under this Lease shall not be contingent or in any way conditional upon the completion to any degree of any improvements to the Premises or the tenantability of such improvements to the Premises, other than as provided in Section 8.

3.4           In the event of a change of ownership of the Real Estate during the Term, Tenant shall not be obligated to pay any increase in Real Estate Taxes or Insurance due to the increased value of the Real Estate.

3.5           In the event that one or more Buyer Indemnified Party(ies) (as defined in the Asset Purchase Agreement by and among Tenant, as "Buyer", Ingenium Testing, LLC, an Illinois limited liability company ("Ingenium"), Lab Nine, LLC, an Illinois limited liability company ("Lab Nine"), Lab Eight, Inc., an Illinois corporation ("Lab Eight") and, together with Ingenium and Lab Nine, "Sellers," Cliff Smith, an individual ("Smith"), and Duane Wingate, an individual ("Wingate"), dated July 20, 2011 (the “Asset Purchase Agreement”)) proceeds against the Holdback (as defined in the Asset Purchase Agreement) pursuant to Section 6.4(a) of the Asset Purchase Agreement in order to satisfy entitlements to indemnification, the Base Rent shall be reduced by the amount of such indemnification entitlement(s), up to a maximum reduction of $60,000.00 per year, until the aggregate amount of the Base Rent reduction under this paragraph equals the lesser of the total amount of the Holdback under the Asset Purchase Agreement or the total amount of the indemnification entitlement(s) that was or were asserted by the Buyer Indemnified Party(ies).

SECTION 4

LATE CHARGES AND INTEREST

4.1           All Rent or other sums, if any, payable by Tenant to Landlord under this Lease which are not paid when due shall be subject to a late charge of one  percent (1.00%) per month, which late charge Tenant hereby agrees is a reasonable estimate of the damages Landlord shall suffer as a result of Tenant's late payment.  Such late charges shall be due and payable as Additional Rent on or before the next Rent Day. Notwithstanding the foregoing, such late charge shall not accrue until a required payment is overdue in excess of ten business days (10) days after the date written notice of the overdue required payment is received by Tenant from Landlord.

4.2           Any overdue payment of Rent, late charges or any other sums, charges or amounts payable by Tenant under this Lease shall not be considered as having been paid unless and until all late charges and interest due hereunder are paid by Tenant to Landlord.  If Tenant defaults in paying such late charges and/or interest, Landlord will have the same remedies as on default in the payment of Rent.   The obligation hereunder to pay late charges and interest will exist in addition to, and not in the place of, the other default provisions of this Lease.

4.3           If Tenant shall default in the observance or performance of any term or covenant on Tenant's part to be observed or performed under or by virtue of any of the terms or provisions of this Lease and Landlord shall make any expenditure or incur any obligation for the payment of money, including but not limited to reasonable attorney's fees and disbursements, in instituting, prosecuting or defending any action or proceeding relating to or in connection with such default, such sums so paid or obligations incurred shall be deemed to be Addititonal Rent hereunder and shall be paid by Tenant to Landlord within ten (10) business days after rendition of any bill or statement to Tenant therefore, and if the Term shall have expired at the time of making of such expenditures or incurring of such obligations, such sums shall be recoverable by Landlord as damages.  Except in the case of emergencies,  Landlord shall give Tenant at least ten (10) business days prior written notice of the Landlord's expenditure, during which time Tenant shall be given the opportunity to cure the default giving rise to the expenditure.

SECTION 5

UTILITIES, SERVICES

Tenant shall pay when due any and all charges which are incurred during the Term and any extension thereof which arise from or in connection with the provision to the Premises and/or the improvements of water, electricity, gas, telephone, cable service and any and all other utilities that are separately metered for the Premises.  In the event any utility or utility services are not separately metered or assessed to Tenant or are otherwise furnished to Tenant for which Landlord is billed directly or for which a lien could be filed against the Premises or any portion thereof, Tenant shall at Landlord’s request pay the cost thereof to Landlord or any proration of such cost attributable to the Premises as determined by Landlord in Landlord’s reasonable discretion as and when the charges thereof become due and payable.  In no event shall Landlord be liable for any interruption or failure in the supply of any utilities to the Premises.

SECTION 6

USE OF PREMISES

Tenant may use and occupy the Premises only for the purpose of electro-magnetic interference compatibility and other testing and engineering and light manufacturing, assembly and associated purposes.  Tenant agrees that it will not use or permit any person to use the Premises or any part thereof for any use or purpose in violation of the laws of the United States, the laws, ordinances or other regulations of the State and municipality in which the Premises are located, or of any other governmental authorities.  Any use of the Premises shall be in compliance with all applicable zoning ordinances affecting the Real Estate.  During the Term or any extension thereof, Tenant shall keep the Premises and every part thereof in a clean and wholesome condition and shall comply with all applicable state, county and municipal regulations.

SECTION 7

INSURANCE

7.1           LANDLORD’S CASUALTY INSURANCE OBLIGATIONS. Landlord will keep the Premises insured for the benefit of Landlord in an amount equivalent to the full replacement value thereof (excluding foundation, grading, and excavation costs) against

7.1.1         loss or damage by fire;

7.1.2         such other risk or risks of a similar or dissimilar nature as are now, or may in the future be, customarily covered with respect to buildings and improvements similar in construction, general location, use, occupancy, and design to the Premises, including, but without limiting the generality of the foregoing, windstorms, hail, explosions, vandalism, malicious mischief, civil commotion, and such other coverage as Landlord may deem appropriate or necessary, providing such additional coverage is obtainable and providing such additional coverage is customarily carried with respect to buildings and improvements similar in construction, general location, use, occupancy, and design to the Premises; and

7.1.3         if Landlord so chooses, rent interruption insurance, insuring against loss of all or any portion of the Rent due and payable hereunder, for up to 12 months, but the cost of such insurance shall be Landlord’s sole cost and shall not be included in the Additional Rent.

Tenant shall have the right to reasonably approve all deductible amounts.  These insurance provisions will in no way limit or modify any of the obligations of Tenant under any provision of this Lease.  To the extent permitted by Landlord’s insurer, Landlord agrees that such policy or policies of insurance will permit releases of liability as provided herein and/or waiver of subrogation clauses as to Tenant. To the extent covered by policies of  insurance, Landlord waives, releases, and discharges Tenant, and its agents, employees, and servants, from all claims or demands whatsoever which Landlord may have or acquire arising out of damage to or destruction of the Premises or loss of use thereof, occasioned by fire or other casualty, whether such claim or demand may arise because of the negligence or fault of Tenant, or its agents, employees, servants, customers, or business invitees or otherwise, and Landlord agrees to look to the insurance coverage only in the event of such loss. Notwithstanding the foregoing, Tenant will be obligated to pay the Rent called for hereunder in the event of damage to or destruction of the Premises, if such damage or destruction is occasioned by the negligence or fault of Tenant, or its agents or employees. Except as otherwise provided herein, insurance premiums paid for insurance coverage required under this Article 7 by Landlord will be a portion of the Additional Rent described in Article 3 hereof.

7.2           TENANT’S CASUALTY INSURANCE OBLIGATIONS. Tenant will be solely responsible for determining the amounts and scope of insurance coverage, if any, Tenant deems necessary in connection with the insuring of its machinery, equipment, furniture, fixtures, and personal property (including also property under the care, custody, or control of Tenant) that may be located in, on, or about the Premises against

7.2.1           loss or damage by fire; and

7.2.2           such other risk or risks of a similar or dissimilar nature as are now, or may in the future be, customarily covered with respect to a tenant’s machinery, equipment, furniture, fixtures, personal property, and business located in a building similar in construction, general location, use, occupancy, and design to the Premises, including, but without limiting the generality of the foregoing, windstorms, hail, explosions, vandalism, theft, malicious mischief, civil commotion, and such other coverage as Tenant may deem appropriate or necessary.

Tenant agrees that, to the extent Tenant maintains any such insurance coverage and to the extent permitted by Tenant’s insurer, such policy or policies of insurance will permit release of liability as provided herein and/or waiver of subrogation clauses as to Landlord. Tenant waives, releases, and discharges Landlord, and its agents, employees, servants, and contractors, from all claims or demands whatsoever that Tenant may have or acquire arising out of damage to or destruction of the machinery, equipment, furniture, fixtures, personal property, or loss of use thereof, occasioned by fire or other casualty, whether such claim or demand may arise because of the negligence or fault of Landlord, or its agents, employees, servants, contractors, or otherwise, and Tenant agrees to look to Tenant’s and Landlord's insurance coverage only in the event of such loss.

7.3           LANDLORD’S LIABILITY INSURANCE OBLIGATIONS. Landlord will, as a portion of the Additional Rent defined in Section 3.2, maintain, for its benefit and the benefit of its managing agent, commercial general liability insurance against claims for personal injury, death, or property damage occurring on, in, or about the Premises, such insurance to afford protection to Landlord and its managing agent.

7.4           TENANT’S LIABILITY INSURANCE OBLIGATIONS. Tenant will, at Tenant’s sole cost and expense, but for the benefit of Landlord, Landlord’s members, Landlord’s managing agent, any Mortgagee (as hereinafter defined) or other party reasonably requested by Landlord, and Tenant, maintain commercial general liability insurance against claims for personal injury, death, or property damage occurring on, in, or about the Premises, such insurance to afford protection to the limit of not less than $1 million in respect to the injury or death to a single person, and to the limit of not less than $2 million in respect to any one accident, and to the limit of not less than $500,000 in respect to any property damage. All of Tenant’s insurance may be under its existing blanket policies, provided the insurer is a company rated at least A-VII by A.M. Best Company and otherwise reasonably satisfactory to Landlord, and with deductibles reasonably satisfactory to Landlord, and will name Landlord, Landlord’s members, Landlord’s managing agent, any Mortgagee, or other party reasonably requested by Landlord as additional insureds thereunder. Tenant will deliver an ACORD Form 27 (or equivalent) certificate (a) on or before the Commencement Date (and prior to any earlier occupancy by Tenant), (b) not later than 14 days prior to the expiration of any current policy or certificate, and (c) at such other times as Landlord may reasonably request. Tenant will attach or cause to be attached to the certificate copies of the endorsements required under this Section 7.4 (including, without limitation, the “additional insured” endorsement). Tenant’s insurance must permit waiver of subrogation as provided hereunder. The coverage provided by Tenant’s insurance will be deemed primary to any liability coverage secured by Landlord. Such insurance will also afford coverage for all claims based on acts, omissions, injury, or damage, which claims occurred or arose (or the onset of which occurred or arose) in whole or in part during the policy period. If Tenant provides such liability insurance under a blanket policy, the insurance must be made specifically applicable to the Premises and this Lease on a “per location” basis.

7.5           TENANT’S INDEMNIFICATION OF LANDLORD. Tenant agrees to indemnify, protect, defend, and hold Landlord and Landlord’s directors, shareholders, members, agents, employees, servants, lenders, and managing agents harmless from and against any and all claims, costs, expenses, liabilities, actions, and damages, including, without limitation, reasonable attorneys’ fees and costs on behalf of any person or persons, firm or firms, corporation or corporations, arising from any breach or default on the part of Tenant in the performance of any covenant or agreement on the part of Tenant to be performed, pursuant to the terms of this Lease, or arising from any act or negligence on the part of Tenant, or its agents, employees, servants, customers, business invitees, or contractors, or arising from any accident, injury, or damage to the extent caused by Tenant, or its agents, employees, servants, customers, business invitees, or contractors, to any person, firm, or corporation, occurring during the Term or any renewal thereof, in or about the Premises. In case any action or proceeding be brought against Landlord or its directors, shareholders, members, agents, employees, servants, lenders, or managing agents by reason of any such claim, Tenant, upon notice from Landlord, covenants to resist or defend such action or proceeding by counsel reasonably satisfactory to Landlord.

7.6           LANDLORD'S INDEMNIFICATION OF TENANT. Landlord agrees to indemnify, protect, defend, and hold Tenant and Tenant’s directors, shareholders, members, agents, employees, servants, lenders, and managing agents harmless from and against any and all claims, costs, expenses, liabilities, actions, and damages, including, without limitation, reasonable attorneys’ fees and costs on behalf of any person or persons, firm or firms, corporation or corporations, arising from any breach or default on the part of Landlord in the performance of any covenant or agreement on the part of Landlord to be performed, pursuant to the terms of this Lease, or arising from any act or negligence on the part of Landlord, or its agents, employees, servants, customers, business invitees, or contractors, or arising from any accident, injury, or damage to the extent caused by Landlord, or its agents, employees, servants, customers, business invitees, or contractors, to any person, firm, or corporation, in or about the Premises. In case any action or proceeding be brought against Tenant or its directors, shareholders, members, agents, employees, servants, lenders, or managing agents by reason of any such claim, Landlord, upon notice from Tenant, covenants to resist or defend such action or proceeding by counsel reasonably satisfactory to Tenant.

7.7           TENANT’S WAIVER. Intentionally deleted

7.8           LANDLORD’S DEDUCTIBLE. Anything in this Lease to the contrary notwithstanding, in the event any damage to the Premises results from any act or omission of Tenant, or its agents, employees, servants, customers, or business invitees, and all or any portion of Landlord’s loss is “deductible,” Tenant will pay to Landlord the amount of such deductible loss.

7.9           TENANT’S PROPERTY. All property in the Premises or on the Premises belonging to Tenant, or its agents, employees, or invitees, or otherwise located at the Premises, will be at the risk of Tenant only. Landlord will not be liable for damage thereto or theft, misappropriation, or loss thereof, and Tenant agrees, except with respect to such parties’ negligence or willful misconduct, to defend and hold Landlord, and its agents, employees, and servants, harmless and indemnify them against claims and liability for injuries to such property.

7.10          INCREASE IN INSURANCE. Tenant will not do or permit anything to be done in or about the Premises nor bring or keep anything therein that will in any way increase the amount of any fire or other insurance on the Premises or any of its contents (other than an increase in the rate of insurance), or cause a cancellation of any insurance policy covering the Premises or any of its contents. In addition, Tenant will not do or permit anything to be done in or about the Premises nor bring or keep anything therein that will in any way increase the existing rate of insurance on the Premises or any of its.  Any such additional premium will be deemed Additional Rent hereunder.

7.11          TENANT’S FAILURE TO INSURE. In the event, after 10 days’ written notice, Tenant fails to provide Landlord with evidence of insurance required under this Article 7, Landlord may, but will not be obligated to, without further demand on Tenant, and without waiving or releasing Tenant from any obligation contained in this Lease, effect such insurance.  All such sums will become a part of the Additional Rent payable hereunder.

7.12         WAIVER OF SUBROGATION. In addition to the foregoing provisions of this Article 7, and anything in such provisions to the contrary notwithstanding, (a) all policies of fire, extended coverage, or similar casualty insurance, or comprehensive general liability insurance, which either party obtains for the Premises, will include a clause or endorsement denying the insurer any rights of subrogation against the other party to the extent rights have been waived by the insured before the occurrence of injury or loss; and (b) Landlord and Tenant hereby waive any rights of recovery, claim, action, or cause of action against the other for injury or loss (including, without limitation, injury or loss caused by the negligence or willful misconduct of the other party) by reason of any cause required to be insured against hereunder, which waiver the parties agree will be effective for purposes of the endorsement referred to in this Section 7.11.

SECTION 8

DAMAGE BY FIRE OR OTHER CASUALTY

8.1           Tenant shall give immediate written notice to the Landlord of any damage caused to the Premises by fire or other casualty.

8.2           In the event that the Premises shall be damaged or destroyed by fire or other casualty insurable under casualty insurance which Landlord is required to have pursuant to the provisions of this Lease, and Landlord does not elect to terminate this Lease as hereinafter provided, Landlord shall proceed with reasonable diligence and at its sole cost and expense to rebuild and repair the Premises.  In the event (a) the Premises is destroyed or substantially damaged by a casualty not covered by Landlord’s insurance, or (b) the Premises are destroyed or rendered untenantable to an extent in excess of fifty percent (50%) of the floor area by a casualty covered by Landlord’s insurance, or (c) the Mortgagee at the time of the casualty elects, pursuant to such mortgage, to require the use of all or part of Landlord’s insurance proceeds in satisfaction of all or part of the indebtedness secured by the mortgage, or (d) the Premises shall be damaged to the extent of 50% or more of the cost of replacement, then Landlord may elect either to terminate this Lease or to proceed to rebuild and repair the Premises.  Landlord shall give written notice to Tenant of such election within sixty (60) days after the occurrence of such casualty and, if it elects to rebuild and repair, shall proceed to do so with reasonable diligence and at its sole cost and expense.

8.3           If the Premises are destroyed or damaged by fire or other casualty and the Premises are not restored within one hundred eighty (180) days after the date of the such casualty (the “Restoration Period”), and such damage results in Tenant’s material inability to conduct its business in the Premises for such time period, Tenant may terminate this Lease upon written notice delivered to Landlord after the Restoration Period and prior to substantial completion of such restoration.

8.4           Landlord’s obligation to rebuild and repair under this Section 8 shall in any event be limited to restoring the Premises to substantially the condition in which the same existed on the date possession of the Premises was delivered to Tenant, exclusive of any alterations, additions, improvements, fixtures and equipment installed by Tenant. Further, Landlord shall have no duty to expend for any repair or restoration amounts in excess of insurance proceeds paid to Landlord and available for repair or restoration, provided, however, that (a) Landlord must deliver written notice to Tenant prior to the end of the Restoration Period of Landlord’s election not to fully repair or restore the Premises and (b) Tenant shall have the right to terminate this Lease by giving written notice to Landlord within thirty (30) days following receipt of such notice.

8.5           Tenant agrees that during any period of reconstruction or repair of the Premises, it will continue the operation of its business within the Premises to the extent practicable, in its reasonable discretion.  During the period from the occurrence of the casualty until Landlord’s repairs are completed, all Rent shall be reduced by a fair and equitable percentage for the portions of the Premises that are untenantable due to casualty.

8.6           In addition to, and not in lieu of, the other rights provided in Section 8, either party hereto shall have the right to terminate this Lease if, during the last eighteen (18) months of the term of this Lease, the improvements located on the Premises are damaged in an amount exceeding fifty percent (50%) of the then reconstruction cost of such improvements (which reconstruction cost for the purposes of this Section 8.6) shall be limited to only the cost of actually reconstructing said improvements), provided that in such event such termination shall be effected by written notice within sixty (60) days of the happening of the casualty causing such damage; provided that the right of the Landlord to terminate pursuant to this Section shall be subject to the provisions of the following sentence.  Should Landlord, at any time there remains in force but unexercised an option to extend this Lease pursuant to Section 2 hereof, give notice of its intention to terminate under this Section, Tenant may at any time within thirty (30) days after receipt of such notice exercise such option to extend as to the next such option by giving Landlord written notice of Tenant's intention so to do.   Upon the giving of such latter notice within said thirty (30) day period, such election of Landlord to terminate this Lease shall be of no effect and Landlord shall proceed to repair or rebuild as herein required.   If the Lease is terminated pursuant to this Section 8.6, all Proceeds payable pursuant to Article 7 (other than insurance maintained by Tenant and insuring the value of Tenant’s personal property) as the result of the loss of shall be the property of Landlord.

8.7           Notwithstanding anything to the contrary herein set forth, Tenant shall not have the right to terminate this Lease pursuant to this Section 8 if the damage or destruction was caused solely by the act or neglect of Tenant or its agents or employees.

SECTION 9

MAINTENANCE AND REPAIRS

9.1           Except as otherwise provided herein, Tenant shall take good care of the Premises and keep the same and all portions and areas thereof together with any and all alterations, additions and improvements therein or thereto, in good order, condition, and repair, reasonable wear and tear excepted, suffering no waste or injury, and shall, at Tenant's sole cost and expense, promptly make all needed repairs and replacements in and to the Premises now or hereafter erected upon the Premises, including without limitation fixtures, machinery, furnishings and equipment now or hereafter belonging to or connected with the Premises or used in its operation.  Without limiting the foregoing, Tenant shall be responsible, at its expense, for all plumbing, heating, ventilation and air conditioning, electrical and lighting facilities, equipment and appliances within the Premises, fixtures, interior walls, non-structural elements, ceilings, windows, doors, glass and skylights.  All such repairs and replacements shall be of good quality sufficient for the proper maintenance and operation of the Premises and shall be constructed and installed in compliance with all requirements of all governmental authorities having jurisdiction thereof.  Notwithstanding the foregoing, Tenant’s cost for any replacement of the heating, ventilation and air conditioning systems shall be paid by Tenant as Additional Rent (the replacement cost of which shall be amortized over 20 years and Tenant shall pay no more than the annual amortized cost during any given year).  Tenant shall also take all steps necessary from time to time to conform the Premises to the requirements of the Americans with Disabilities Act ("ADA"); provided however, Tenant shall not be obligated to alter the Premises in the event that Premises prior to the Commencement Date fails to comply with the ADA; in which case, Landlord, at Landlord's sole cost and expense without being subject to reimbursement from Tenant, shall pay for the alterations necessary to bring the Premises and Real Estate into compliance.   Tenant, further, shall not permit the accumulation of waste or refuse matter, nor permit anything to be done upon the Premises which would invalidate or prevent the procurement of any insurance policies which may at any time be required pursuant to the provisions of Article 7 hereof.  Tenant shall keep in good order, condition and repair the Premises’ landscaping and shall provide for snow, trash and refuse removal from outside receptacles.

9.2           Landlord shall have the right, but not the obligation, to make any of the repairs or alterations or additions to the Premises which Tenant is required to make pursuant to the terms of this Lease in the event Tenant fails to make such repairs within thirty (30) days after receipt by Tenant of a written demand therefor from Landlord; provided, however, that if such repairs are of an emergency nature, Landlord may perform the same as soon as is reasonably necessary under the circumstances.   Tenant shall promptly reimburse to Landlord, as Additional Rent, any and all costs for any such repairs, alterations or additions incurred by Landlord.

9.3           Landlord shall keep the foundation, the exterior walls, and the structural elements, of the Premises in good repair, all at Landlord’s sole cost and expense.  Landlord shall also keep the roof of the Premises in good repair. Tenant shall be responsible for and shall pay, as Additional Rent, the actual cost of the repair and replacement of the roof (the replacement cost of which shall be amortized over 20 years and Tenant shall pay no more than the annual amortized cost during any given year). Tenant shall implement and follow all industry standard isolation mounting practices for all vibration stands located upon the Premises. Tenant shall obtain the prior written approval of Landlord, which approval shall not be unreasonably withheld, for all vibration stand installations upon the Premises. Landlord shall not be required to make any repairs occasioned by the act or negligence of Tenant, its agents, contractors, employees, subtenants, invitees, customers, Tenants and concessionaires (including, but not limited to, damage from vibration stand equipment or roof leaks resulting from Tenant’s installation of air conditioning equipment or any other roof penetration or placement).  In the event that the Premises should become in need of repairs required to be made by Landlord hereunder, Tenant shall give immediate written notice thereof to Landlord and Landlord shall have a reasonable time after receipt by Landlord of such written notice in which to make such repairs.  Landlord shall not be liable to Tenant for any interruption of Tenant’s business or inconvenience caused due to any work performed in the Premises pursuant to Landlord’s rights and obligations under the Lease, so long as the work is performed without gross negligence or willful misconduct, and Landlord does not unreasonably interfere with Tenant’s use of or access to the Premises.

SECTION 10

PAYMENT FOR SERVICES RENDERED BY LANDLORD

If Landlord at any time: (i) does any other work or performs any service in connection with the Premises or (ii) supplies any materials to the Premises, and, in the case of either (i) or (ii), the cost of the services, work or materials is Tenant's responsibility under the provisions of this Lease, Tenant shall pay to Landlord such cost together with a reasonable administrative fee within fifteen (15) days after delivery of an invoice therefor.  This Section will apply to any such work, service or materials, whether furnished at Tenant's request or on its behalf and whether furnished or caused to be furnished by Landlord or its agents, employees or contractors.  All amounts payable under this Section shall constitute Additional Rent and the failure by Tenant to pay the same when due shall constitute a default under this Lease and shall result in the assessment of late charges and interest pursuant to Section 4.   No such work or expense shall be performed by Landlord until it has notified Tenant in writing of the necessity of the same and thirty (30) days have elapsed after Tenant's receipt of such notice without Tenant having performed such work or service or having undertaken such steps as may be reasonably necessary to accomplish the same.

SECTION 11

ALTERATIONS

11.1          Tenant may not make any alterations, changes, additions or improvements to the Premises (hereinafter “Proposed Alterations”) without the prior written consent of Landlord, which consent shall not be unreasonably withheld.  Notwithstanding the foregoing, Tenant may make any Proposed Alterations without obtaining Landlord's consent in the event the cost of the same is less than $30,000.00.  Landlord may condition such consent on Landlord’s ability to obtain information satisfactory to Landlord (“Satisfactory Evidence”), that all Proposed Alterations are in compliance with all federal, state and local laws or ordinances in effect at the time of the construction of the Proposed Alterations, including but not limited to barrier free access laws or the Americans with Disabilities Act, (hereinafter “Laws”).  Satisfactory Evidence may include a statement from an architect, qualified to render an opinion stating that the Proposed Alterations would comply with all applicable Laws.  Tenant shall pay all reasonable costs incurred by Landlord in connection with Landlord obtaining any such Satisfactory Evidence.  Landlord hereby acknowledges that Tenant intends to expand its testing services to include environmental services, including without limitation, mechanical vibration and shock, thermal, salt environment, altitude, explosive atmosphere, FAA fire, pneumatics and hydraulics testing, and such expansion may result in Proposed Alterations.

11.2          In the event Landlord consents to the Proposed Alterations, Tenant shall cause all such alterations to be performed in good and workman-like manner and in compliance with all applicable Laws.  If, by reason of Tenant making the Proposed Alterations, the Landlord should incur costs or liability under any applicable Law, Tenant at its expense will indemnify, defend and hold the Landlord harmless from any loss, damage, claim of damage, liability or expense, including reasonable attorney’s fees.

11.3          Tenant shall pay all costs for work done by Tenant, or caused to be done by Tenant on the Premises, and will keep the Premises free and clear of all mechanic’s liens and other liens on account of work done for Tenant or persons claiming under it.  If any liens are filed or recorded against the Premises with respect to any work done or for materials supplied to or on behalf of Tenant, Tenant shall cause such liens to be removed of record within five (5) days after notice from Landlord; provided, if Tenant desires to contest any such claim of lien, it shall within the five (5) days after the notice from Landlord furnish Landlord with adequate security of at least 120% of the amount of the claim, plus estimated costs and interest, and if Tenant is successful in contesting the claim of lien, Landlord shall promptly return such security to Tenant.  However, if Tenant is unsuccessful, then Tenant shall pay and satisfy the amount of the lien and cause such lien to be removed of record after which time the security shall be returned to Tenant. If Tenant fails to remove the lien as required herein, Landlord may, but is not required, to pay such lien and any costs related thereto which amount, less the amount of any security retained by Landlord, shall be immediately due from Tenant to Landlord.

11.4          All building materials and fixtures installed by Tenant shall be new or in good operating condition.  All alterations, improvements, additions and fixtures, except trade fixtures, installed by Tenant as aforesaid shall remain upon the Premises at the expiration or earlier termination of this Lease and shall become the property of Landlord, unless Landlord shall, at the time the Proposed Alterations are approved, have given written notice to Tenant to remove the same, in which event Tenant shall remove the same and restore the Premises to the same good order and condition in which it was at the commencement of this Lease.  Should Tenant fail so to do, Landlord may do so, collecting, at Landlord’s option, the reasonable cost and expense thereof from the Tenant as Additional Rent, provided, however, that such costs and expenses shall not exceed fifty thousand dollars ($50,000) in the aggregate.

SECTION 12

LIENS

Intentionally Deleted

SECTION 13

CONDEMNATION AND EMINENT DOMAIN

13.1          An appropriation or taking under the power of eminent domain of all, or a portion, of the Premises or the sale by private sale of all, or a portion of same in lieu thereof, are sometimes hereinafter called a "taking."

13.2          In the event of the taking of:

(i)	the entire Premises;

(ii)	any portion of the Premises so that the remainder thereof is not one undivided parcel of property;

(iii)	any portion of the improvements located on the Premises, so that the remainder thereof is not reasonably adapted to the continued use of the Premises by Tenant;

(iv)
any portion of the parking area on the Premises so that a portion of said parking area is so separated from the remainder thereof that in Tenant's opinion the parking area available to Tenant or customers of Tenant is so limited that the continued leasing of the Premises by Tenant is impracticable or unprofitable; or

(v)
access, whether by a taking or otherwise, of the Premises to adjoining thoroughfares, so that such accessibility is so limited and reduced that in Tenant's opinion the continued leasing of the Premises by Tenant will become impracticable or unprofitable, then Tenant shall have the right to cancel and terminate this Lease.  Within ninety (90) days after receipt by Tenant of written notice that an action has been commenced in either the state or federal courts for the condemnation of any portion of the Premises or of Landlord's intent to sell any portion of such property In lieu of condemnation, Tenant may, by written notice to Landlord, notify Landlord of its election to cancel and terminate this Lease pursuant to the provisions of this Section 13.1.2, which said notice may be conditioned upon an actual order of condemnation, taking of possession, or sale, and may be made to take effect as of the date of such order, taking or sale, or of the deprivation of access, or at any earlier date.   Landlord shall be entitled to any condemnation award payable as a result of such taking, provided, however, that Tenant shall have the right to make a separate claim against the condemning authority for Tenant's trade fixtures, equipment or other tangible property, moving expenses, loss of business and similar claims, if available, provided, however, that any such claim by Tenant shall not reduce the amount of Landlord's award.

13.3          Except as provided in Section 13.2 above, this Lease shall remain in full force and effect in the event of the taking of any portion of the Premises.   Unless this Lease is terminated as provided in Section 13.2 hereof, Landlord shall forthwith, at its expense, make all repairs and alterations to the Premises and the improvements thereon necessitated by such taking or sale, and, if such taking affects the size of the Building, then Base Rent shall be abated on the basis of the percentage of reduction in square feet in the Building.

13.3          Upon service on either party hereto of any legal process in connection with any condemnation proceedings, the party so served shall give immediate notice thereof to the other party hereto.

SECTION 14

ASSIGNMENT OR SUBLETTING

Tenant shall not have the right to assign this Lease or to sublet the Premises or any part thereof except with the prior written consent of Landlord, which consent shall not be unreasonably withheld.  Provided, however, Tenant may assign or sublet  this Lease to Tenant's parent or affiliate thereof without Landlord's consent, but with written notice from Tenant.  No such assignment or subletting shall relieve Tenant from any of its obligations as Tenant hereunder.   Tenant shall give Landlord, its successors and assigns a copy of the assignment or sublease documents for any assignment or sublease.

SECTION 15

INSPECTION OF PREMISES

15.1          Subject to applicable governmental security clearances, Landlord and Landlord’s agents and representatives shall have the right to enter the Premises at any time in case of an emergency, with prior notice if it is reasonable under the circumstances, and at all other reasonable times with not less than two (2) business days prior notice, for any purpose permitted pursuant to the terms of this Lease, including, but not limited to, examining the Premises; making such repairs or alterations therein as may be necessary or appropriate in Landlord’s sole reasonable judgment for the safety and preservation thereof; and showing the Demised Premises to prospective purchasers or mortgagees and, during the six (6) months of this Lease, prospective tenants.  Landlord agrees to use commercially reasonable efforts to not disturb the normal conduct of Tenant’s business in connection with any such entry.  Tenant shall have the right to have a representative of Tenant accompany Landlord upon Landlord’s entry into the Premises at all times, except in case of emergency.  Notwithstanding the foregoing, Landlord acknowledges and agrees that certain areas of the Premises are designated by Tenant as secure areas as depicted on Exhibit “D” (the “Secure Areas”), and Landlord shall not have access to the Secure Areas without prior written permission from Tenant, which may be conditioned or withheld in Tenant’s sole discretion.  Tenant shall inform Landlord of any changes to the Secure Areas during the Term.

15.2          Should Landlord obtain knowledge of any Confidential Information (as hereinafter defined), Landlord hereby covenants that it will not use or disclose any Confidential Information for any purpose whatsoever or disclose any Confidential Information to any other person or entity without Tenant’s prior written consent, nor shall Landlord retain any copies, photographs or other recordation of any Confidential Information.  For the purposes of this Lease, “Confidential Information” includes all information and materials, including without limitation, intellectual property, concerning Tenant or its business or employees which information or materials is discovered by Landlord upon Landlord’s access to the Premises or made available to Landlord by Tenant, except for such information that is known in the general public or such materials as are available to the general public, in either case without disclosure by Landlord.

SECTION 16

FIXTURES AND EQUIPMENT

16.1          The building and improvements, all furnishings and equipment set forth on Exhibit B, and all plumbing, heating, lighting, electrical and air conditioning fixtures and equipment and other articles of personal property used in the operation of such building as such  (as distinguished from operations to the business of the Tenant) attached to said land or building thereon or hereafter located upon said land, shall be and remain a part of the real estate and shall constitute the property of the Landlord, except as provided in paragraph 11.4.

16.2         All equipment located on or attached or affixed to the land or Building comprising the Premises on the Commencement Date, other than the equipment listed on Exhibit B and other than equipment and fixtures used in the operation of the Building, and, except as provided in Section 11.4, all equipment, improvements, furnishings and fixtures which are paid for and placed on the Premises by Tenant from time to time after the Commencement Date (other than those which are replacements for equipment or fixtures originally paid for by Landlord) shall remain the property of Tenant.

SECTION 17

NOTICES OR DEMANDS

17.1          Any notice, demand, consent, approval, direction, agreement or other communication (“Notice”) required or permitted hereunder shall be in writing and shall be directed as follows:

If to Landlord:	ITS Partners, LLC
c/o Clifford Smith
1821 Wickham Road
Caledonia, IL 61011
Fax No: _______________

If to Tenant:	NTS Technical Systems
24007 Ventura Boulevard, Suite 200
Calabasas, California 91304
Attn: Dwight Moore

Fax No. _______________

or to such changed address or facsimile number as a party hereto shall designate to the other parties hereto from time to time in writing.

17.2          Notices shall be (i) personally delivered (including delivery by Federal Express or other comparable nation-wide overnight courier service) to the offices set forth above, in which case they shall be deemed delivered on the date of delivery (or first business day thereafter if delivered on Saturday, Sunday or legal holiday) to said offices; (ii) sent by certified mail, return receipt requested, in which case they shall be deemed delivered on the date shown on the receipt unless delivery is refused or delayed by the addressee in which event they shall be deemed delivered on the date of deposit in the U.S.  Mail; or (iii) sent by means of a facsimile transmittal machine, in which case they shall be deemed delivered at the time and on the date of receipt with receipt thereof confirmed by telephonic acknowledgment.

SECTION 18

BREACH: INSOLVENCY; RE-ENTRY

18.1          If any Rent payable by Tenant to Landlord remains unpaid for more than three (3) business days after written notice to Tenant of non-payment, or if Tenant violates or defaults in the performance of any of its obligations in this Lease and the violation or default continues for a period of thirty (30) days after written notice, then Landlord may (but will not be required to) declare this Lease forfeited and the Term ended, or re-enter the Premises, or may exercise all other remedies available under Illinois law.   In the event Landlord gives more than one such written notice in any twenty-four (24) month period concerning the same non-monetary default, then for the second and following notices Tenant shall have ten (10) days to effect a cure of the default.   Notwithstanding the foregoing, if any non-monetary default is of such a type that it cannot reasonably be cured within the cure period, then such cure period shall be extended to the length of time necessary to effect such cure, provided such extended cure period shall not exceed ninety (90) days.  Landlord will not be liable for damages to person or property by reason of any re-entry or forfeiture.  In the event of re-entry by Landlord without declaration of forfeiture, the liability of Tenant for the Rents, charges or amounts provided herein will not be relinquished or extinguished for and during the balance of the Term, and any Rents prepaid may be retained by Landlord and applied against the costs of re-entry or the costs of enforcement of this Lease, including any proceeding under the Federal Bankruptcy Code.

18.2          If Tenant is adjudged bankrupt or insolvent, files or consents to the filing of a petition in bankruptcy under Federal or State law, applies for or consents to the appointment of a receiver for all or substantially all of its assets, or makes a general assignment for the benefit of its creditors, then Tenant shall be in default under this Lease and, to the extent from time to time permitted by applicable law, including but not limited to the Federal Bankruptcy Code, Landlord shall be entitled to exercise all remedies set forth in this Lease.   Tenant acknowledges that its selection to be the Tenant hereunder was premised in material part on Landlord's determination of Tenant's credit worthiness and the character of its occupancy and use of the Premises would be compatible with the nature of the Premises. Therefore, if Tenant, as debtor, or its trustee elects to assume this Lease, in addition to complying with all other requirements for assumption under the Federal Bankruptcy Code, then Tenant, as debtor, or its trustee or assignee, as the case may be, must also provide the adequate assurance of future performance, including but not limited to a deposit, the amount of which shall be reasonably determined based on the duration of time remaining in the Term, the physical condition of the Premises at the time the proceeding was filed, and such damages as may be reasonably anticipated after reinstatement of the Lease.

18.3          In the event of declaration of forfeiture at or after the time of re-entry, Landlord shall make all reasonable efforts to mitigate its damages by re-leasing the Premises or any portion(s) of the Premises for a term or terms and at a rent which may be less than or exceed the balance of the Term of and the Rent reserved under this Lease.   In such event Tenant shall, in Landlord's sole discretion, pay Landlord any deficiency between the total Rent reserved less the amount, if any, of the greater of (i) rents collected on account of the Lease or leases of the Premises which otherwise would have constituted the balance of the term of this Lease or (ii) those amounts for which Landlord could have reasonably re-leased the Premises.  In computing such damages, there will be added to the deficiency any expenses which Landlord may incur in connection with re-leasing, such as legal expenses, reasonable attorneys fees, brokerage fees and expenses, advertising and for keeping the Premises in good order or for preparing the Premises for re-leasing.   Any such  damages will be paid in monthly installments by Tenant on the Rent Day and any such suit brought to collect the deficiency for any month will not prejudice Landlord's right to collect the deficiency for any subsequent month by a similar proceeding.

18.4          Landlord shall be responsible for mitigation of damages as provided by Illinois law.  The failure of Landlord to re-lease all or any part of the Premises will not release or affect Tenant's liability for Rent or damages (less those amounts for which Landlord could have reasonably re-leased the Premises) other than as provided by Illinois law.

SECTION 19

SURRENDER OF PREMISES ON TERMINATION

19.1          At the expiration (or earlier termination) of the Term, Tenant will surrender the Premises broom clean and in good condition and repair and otherwise in a condition consistent with Tenant's obligations pursuant to Section 9 hereof, reasonable wear and tear excepted, and promptly upon surrender will deliver all keys for the Premises to Landlord at the place then fixed for payment of Rent.   All reasonable costs and expenses incurred by Landlord in connection with repairing or restoring the Premises to the condition called for herein, together with the costs, if any, of removing from the Premises any property of Tenant left therein, shall be invoiced to Tenant and shall be payable as Additional Rent within fifteen (15) days after receipt of invoice.

SECTION 20

PERFORMANCE BY LANDLORD OF THE COVENANTS OF TENANT

If Tenant fails to pay any sum of money other than the Rent required to be paid hereunder, or fails to perform any act on its part to be performed hereunder and such failure shall continue for a period of thirty (30) days (or a reasonable period of less than thirty (30) days when life, person or property is in jeopardy) after written notice thereof by Landlord, Landlord may (but shall not be required to), and without waiving or releasing Tenant from any of Tenant's obligations, make any such payment or perform any such other act.  Except as otherwise provided herein, all sums to be paid by Landlord and all necessary incidental costs, including without limitation the cost of repair, maintenance or restoration of the Premises if so performed by Landlord hereunder, shall be deemed Additional Rent and, together with interest thereon at the rates set forth in Section 4.1 from the date of payment by Landlord until the date of repayment by Tenant to Landlord, shall be payable to Landlord within fifteen (15) days after receipt of invoice by Tenant, except as otherwise provided herein.  On default in such payment, Landlord shall have the same remedies as on default in payment of Rent.  The rights and remedies granted to Landlord under this Section 20 shall be in addition to and not in lieu of all other remedies, if any, available to Landlord under this Lease or otherwise, and nothing herein contained shall be construed to limit such other remedies of Landlord with respect to any matters covered herein.

SECTION 21

SUBORDINATION; ESTOPPEL CERTIFICATES

21.1          This Lease shall be subject and subordinate to any and all mortgages, deeds of trust and other instruments in the nature of a mortgage (including all advances heretofore or hereafter made thereunder) given to or held by banks, insurance companies or any lender, now or at any time hereafter a lien or liens on all or any part of the Premises, and to all interest thereon, and to all renewals, modifications, replacements and extensions thereof; provided that any such Mortgagee, trustee or holder may elect to give the rights and interest of Tenant under this Lease priority over the lien of its mortgage, deed of trust or other instrument.  In the event of such election, and upon notification by such Mortgagee or trustee or holder to Tenant to that effect, the rights and interest of Tenant under this Lease shall be deemed to have priority over the lien of any such mortgage, deed of trust, or other instrument, whether this Lease is dated prior to or subsequent to the date of any such mortgage, deed of trust or other instrument.  Tenant will, when reasonably requested in writing by Landlord, not to exceed twice in any Calendar Year, promptly execute, acknowledge and deliver one or more written instruments showing the subordination of this Lease to or the priority of the Lease over any one or more of such mortgages, deeds of trust or other instruments. Provided, however, such agreement to provide said written instrument shall be conditioned upon such Mortgagee’s prior delivery to Tenant of a  written agreement stating that so long as Tenant is not in default under the Lease the Tenant will not be disturbed in its possession by the holder of the mortgage.

21.2          After receiving written notice from any person, firm, or other entity that holds a mortgage (which term shall include a deed of trust or other instrument in the nature of a mortgage) as to which Tenant has been granted subordination and nondisturbance protection, which includes the Premises as part of the mortgaged property, Tenant shall, so long as such mortgage is outstanding and Landlord has provided Tenant with a valid notice address for such person, firm, or other entity that holds a mortgage, be required to give to such holder the same notice as is required to be given to Landlord under the terms of this Lease, but such notice may be given by Tenant to Landlord and such holder concurrently.  It is further agreed that such holder shall have the same opportunity to cure any default, and the same time within which to effect such curing, as is available to Landlord.

21.3          With reference to any assignment by Landlord of Landlord's interest in this Lease, or the Rents payable hereunder, conditional in nature or otherwise, which assignment is made to the holder of any mortgage, deed of trust, or other instrument in the nature of a mortgage, on the Premises, Tenant agrees:

21.3.1       that the execution thereof by Landlord and the acceptance thereof by such holder, shall never be deemed an assumption by such holder of any of the obligations of Landlord hereunder, unless such holder shall, by written notice sent to Tenant, specifically otherwise elect; and

21.3.2      that, except as aforesaid, such holder shall be treated as having assumed Landlord's obligations hereunder only upon foreclosure of such holder's mortgage or deed of trust or the taking of possession of the Premises by such holder.

21.4          If the holder of a mortgage, deed of trust or other instrument in the nature of a mortgage, which includes the Premises (a “Mortgagee”), notifies Tenant that such Mortgagee has taken over Landlord's rights under this Lease, Tenant shall not assert any right to deduct any prior monetary claim against such holder or anyone claiming by, through or under such holder from Rent thereafter due and payable, but shall look solely to Landlord for satisfaction of such prior claim.

21.5          Tenant agrees that, from time to time, but not more than twice in any Calendar Year, and upon not less than ten (10) days prior request by Landlord or Mortgagee, Tenant (or any permitted assignee, subtenant, licensee, concessionaire or other occupant of the Premises claiming by, through or under Tenant) will deliver to the Landlord or to the Mortgagee, as the case may be, a statement in writing signed by Tenant certifying: (i) that this Lease is unmodified and in full force and effect (or if there have been modifications, identifying such modifications and certifying that this Lease as modified is in full force and effect); (ii) the date upon which Tenant began paying Rent and the dates to which the Rent and other charges have been paid; (iii) that Landlord is not in default under any provision of this Lease, or, if in default, the nature thereof in detail; (iv) that the Premises have been completed in accordance with the terms hereof and Tenant is in occupancy and paying Rent on a current basis with no Rent offsets or claims (or identifying such offsets or claims); (v) that there has been no prepayment of Rent other than as provided for in this Lease; (vi) that there are no actions whether voluntary or otherwise, pending against Tenant under the bankruptcy laws of the United States or any state thereof; and (vii) such other matters as any be reasonably requested by Landlord or such Mortgagee.

SECTION 22

QUIET ENJOYMENT

Landlord agrees that so long as Tenant is not in default under the provisions and during the Term of this Lease, Tenant's quiet and peaceable enjoyment of the Premises will not be disturbed or interfered with by Landlord or any person claiming by, through, or under Landlord.

SECTION 23

HOLDING OVER

If Tenant remains in possession of the Premises after expiration of the term of this Lease without executing a new lease, it will be deemed to be occupying the Premises as a Tenant from month to month, subject to all the provisions of this Lease to the extent that they can be applicable to a month-to-month tenancy, except that the Base Rent for each month will be one hundred twenty-five percent (125%) of the regular monthly installments of Base Rent then in effect, as set forth in Section 3.1 above, and the acceptance of such Base Rent by Landlord shall not serve as a waiver of any rights which the Landlord may have to pursue any additional remedies against Tenant.

SECTION 24

REMEDIES NOT EXCLUSIVE; WAIVER

24.1           Each and all of the rights, remedies and benefits provided by this Lease are cumulative and are not exclusive of any other of said rights, remedies and benefits, or of any other rights, remedies and benefits allowed by law.

24.2           One or more waivers of any covenant or condition by Landlord will not be construed as a waiver of a further or subsequent breach of the same covenant or condition, and the consent or approval by Landlord to or of any act by Tenant requiring Landlord's consent or approval will not be deemed to waive or render unnecessary Landlord's consent to or approval of any subsequent similar act by Tenant.

SECTION 25

RIGHT TO SHOW PREMISES

Subject to the provisions of Section 15.1 hereof and for a period commencing six (6) months prior to the expiration of this Lease or any extension thereof, Landlord may show the Premises with not less than twenty-four (24) hours prior notice to Tenant, provided that Tenant shall be permitted to be present during any such showing.  Further, during the last sixty (60) days of the Term Landlord may display about the Premises signs advertising the availability of the Premises.

SECTION 26

INDEMNIFICATION

Intentionally Deleted

SECTION 27

DEFINITION OF LANDLORD; LANDLORD'S LIABILITY

The term "Landlord" as used in this Lease so far as covenants, agreements, stipulations or obligations on the part of the Landlord are concerned is limited to mean and include only the owner or owners of fee title to the Premises at the time in question and, in the event of any transfer or transfers of the title to such fee, the Landlord herein named (and in case of any subsequent transfers or conveyances the then grantor) will automatically be freed and relieved from and after the date of such transfer or conveyance of all liability for the performance of any covenants or obligations on the part of the Landlord contained in this Lease thereafter to be performed provided that the grantee of such fee accepts all obligations of Landlord under this Lease.

SECTION 28

FINANCIAL STATEMENTS, ETC.

Upon the request of Landlord from time to time during the term hereof, but not more than twice per Calendar Year, Tenant will furnish financial statements and such other financial information which Landlord may reasonably request, provided such information shall be held in confidence by Landlord its Mortgagee, and not disclosed to any other party without Tenant’s prior written consent.

SECTION 29

HAZARDOUS MATERIALS

29.1           Tenant shall comply with any and all laws, regulations, or orders with respect to the discharge and removal of Hazardous Materials (as hereinafter defined), shall pay immediately when due the costs of removal of any Hazardous Material, and shall keep the Premises free of any lien imposed pursuant to such laws, regulations, or orders.  In the event Tenant fails to do so, after notice to Tenant and the expiration of the earlier of (i) applicable cure periods hereunder, or (ii) the cure period permitted under applicable law, regulation, or order, Landlord may either declare such failure a default or cause the Premises to be freed from the Hazardous Material with cost of the removal, together with interest thereon at the rate specified in Section 4.1, payable to Landlord upon demand.  Tenant further agrees not to release or dispose of any Hazardous Material at the Premises unless such release or discharge is in compliance with all applicable laws and regulations.  In addition, Tenant agrees not to allow the manufacture, storage, transmission or presence of any Hazardous Material over or upon the Premises which is not in compliance with all applicable laws.  Subject to the provisions of Section 15.1 hereof, Landlord shall have the right to conduct an environmental audit of the Premises and Tenant shall cooperate in the conduct of such environmental audit.  Tenant shall give Landlord and its agents and its employees access to the Premises to remove Hazardous Materials which are not in compliance with all applicable laws and Tenant agrees to defend, indemnify and hold Landlord, free and harmless from and against all loss, costs, damage and expense (including reasonable attorneys’ fees and costs) Landlord may sustain by reason of the assertion against Landlord, by any party of any claim in connection  with any Hazardous Material placed on the Premises by Tenant.  Landlord agrees to defend, indemnify and hold Tenant, free and harmless from and against all loss, costs, damage and expense (including reasonable attorneys’ fees and costs) Tenant may sustain by reason of the assertion against Tenant, by any party of any claim in connection with any Hazardous Material arising from (i) any act or omission of Landlord occurring prior to, during or after the Term, (ii) any presence of Hazardous Materials on the Premises prior to the Commencement Date, and (iii) any presence of Hazardous Material on the Premises not due to the acts or omissions of Tenant, its employees, agents or invitees.  The foregoing indemnities shall survive the expiration or earlier termination of the Term.

29.2     For the purposes of this Lease, "Hazardous Material" means and includes any hazardous toxic or dangerous waste, substance or material defined as such in (or for purposes of) the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation Recovery Act, any so-called "Superfund' or "Superlien" law, or any other federal, state or local statute, law, ordinance, code, rule, regulation, order, decree or other requirement of any governmental authority regulating, relating to, or imposing liability or standards of conduct concerning, any hazardous, toxic or dangerous waste, substance or material, as now or at any time hereafter in effect.

SECTION 30

SIGNS

Tenant shall not place, alter, exhibit, inscribe, point, or affix any sign, awning, canopy, advertisement, notice or other lettering on any part of the outside of the Premises or of the Building, or inside the Premises if visible from the outside, without first obtaining Landlord’s written approval thereof which shall not be unreasonably withheld or delayed, and Tenant further agrees to maintain any such sign, awning, canopy, decoration, advertising matter, lettering, etc., as may be approved, in good condition and repair at all times, and repair all damage to the Premises that is caused by the installation, maintenance or removal of such signs, lettering, etc.  All signs shall comply with applicable ordinances or other governmental restrictions and the determination of such requirements and the prompt compliance therewith shall be the responsibility of the Tenant.  Notwithstanding the foregoing, Landlord hereby consents to Tenant’s installation of a sign pursuant to the specifications of Exhibit “E” hereof

SECTION 31

NON-TERMINABILITY, COMPLIANCE WITH LAWS, COSTS, SEVERABILITY

31.1          Except as otherwise specifically provided in this Lease, this Lease shall neither terminate nor shall Tenant have any right to terminate this Lease or to be released, relieved or discharged from any obligations or liabilities hereunder for any reason whatsoever, including, without limitation:

31.1.1       any damage to, or destruction of, the premises or any portion thereof;

31.1.2      any condemnation, confiscation, requisition or other taking or sale of the possession, use, occupancy or title to the Premises or any portion thereof:

31.1.3       any action, omission or breach on the part of Landlord under this Lease;

31.1.4       any claim as a result of any other business dealings of Landlord and Tenant;

31.1.5       any action or threatened or pending action of any court, administrative agency or other governmental authority.

Except as otherwise specifically provided in this Lease, Tenant shall remain obligated under this Lease in accordance with its terms, and will not take any action to terminate, rescind or avoid this Lease for any reason, notwithstanding any bankruptcy, insolvency, reorganization, composition, readjustment, liquidation, dissolution or other proceeding affecting Landlord or any assignee of Landlord or any action with respect to this Lease which may be taken by any receiver, trustee or liquidator (or other similar official) or by any court.

31.2          Except as provided in the Lease, Tenant shall, at its cost and expense, comply with, and cause the Premises to comply with, all applicable laws, rules, regulations, ordinances and restrictions and insurance policies now or hereafter in effect, all applicable agreements relating to the Premises to which Tenant is a party or by which it is bound, now or hereafter in effect.

SECTION 32

RIGHT OF FIRST REFUSAL

Unless an event of default under this Lease has occurred and is continuing beyond applicable cure periods, it is agreed that should Landlord  or Landlord’s heirs, executors, grantees, successors or assigns at any time during the Term of this Lease receive an offer to purchase the Premises, or any part thereof, and Landlord desires to accept said offer, or should Landlord during any such time make an offer to sell the Premises, or any part thereof, Landlord shall give fourteen (14) business days notice in writing of such offer setting forth the name and address of the proposed purchaser, if applicable, the amount of the proposed purchase price, and all other terms and conditions of such offer, and Tenant shall have the right of first refusal for the Premises which are the subject of the offer by giving written notice to Landlord of its intention to purchase within said fourteen (14) business day period at the same price and on the same terms of any such offer, it being understood that in the event Tenant does not give notice of its intention to purchase the Premises within said period this Lease and all of its terms and conditions shall nevertheless remain in full force and effect and Landlord and any purchaser or purchasers of the Premises, shall be bound thereby.  In the event that the Premises set forth in the offer are not sold for any reason, Tenant shall have upon the same conditions and notice, the continuing right of first refusal for the Premises or any part thereof, upon the terms of any subsequent offer or offers to purchase.

SECTION 33

Intentionally Deleted

SECTION 34

GENERAL

34.1          Many references in this Lease to persons, entities and items have been generalized for ease of reading.  Therefore, reference to a single person, entity or item will also mean more than one person, entity or thing whenever such usage is appropriate.  Similarly, pronouns of any gender should be considered interchangeable with pronouns of other genders.

34.2          No waiver or waivers by Landlord of any of the provisions of this Lease will constitute a waiver of any later breach of that provision, and no consent or approval given by Landlord with respect to any act, neglect or default by Tenant will waive or make unnecessary Landlord's consent or approval with respect to any later similar act, neglect or default by Tenant.

34.3          Sectional headings appearing in this Lease are for convenience only.  They do not define, limit or construe the contents of any paragraphs or clauses.

34.4          This Lease and the Exhibits attached hereto and forming a part hereof, set forth all of the covenants, promises, agreements, conditions and understandings between Landlord and Tenant concerning the Premises and supersede any prior understandings or agreements between them, whether written or oral.  This Lease may be modified or amended only by a written agreement signed by Landlord and Tenant.

34.5          All provisions of this Lease are and shall be binding on the heirs, executors, administrators, personal representatives, successors and assigns of Landlord and Tenant and shall inure to, and be for the benefit of, Landlord's and Tenant's successors and assigns.

34.6          The voluntary or other surrender of this Lease by Tenant, or a mutual cancellation thereof, shall not cause a merger of the leasehold and fee title interests in the Premises.

34.7          The laws of the State of Illinois will control in the construction and enforcement of this Lease.

34.8          Base Rent shall not be paid or accepted for more than one month in advance.

34.9          If any term or provision of this Lease or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Lease shall not be affected thereby, so long as Tenant’s right to quiet enjoyment is not affected, and each remaining term and provision of this Lease shall be valid and be enforced to the fullest extent permitted by law.

34.10        Notwithstanding any provision of this Lease to the contrary, in the event of any breach of this Lease, the non-breaching party shall be entitled to any remedy available to it in law or equity, and shall be entitled to recover from the breaching party its costs and expenses incurred in enforcing its rights under this Lease, including without limitation court costs and reasonable attorneys’ fees.

34.11        No payment by Tenant or receipt by Landlord of a lesser amount than the Rent and other charges herein stipulated shall be deemed to be other than on account of the earliest stipulated Rent, nor shall any endorsement or statement on any check or any letter accompanying any check or payment as Rent or any other charge be deemed in accord and satisfaction, unless specifically agreed to by Landlord in writing, and Landlord shall accept such check or payment without prejudice to Landlord’s right to recover the balance of such Rent or other charge or pursue any other remedy in this Lease provided.

[Signature Page to Follow]

IN WITNESS WHEREOF the Landlord and Tenant have executed this Lease as of the date set forth at the outset hereof.

LANDLORD:

ITS PARTNERS, LLC
an Illinois limited liability company

By:
Duane Wingate
Member

By:
Clifford Smith
Member

TENANT:

NTS Technical Systems, a
California corporation

By:
Its:

Signature Page to Lease Agreement

EXHIBIT “A”

Legal Description of Real Estate

Property Address:                        3761 South Central Avenue, Rockford, IL 61102

PART OF LOT 4 AS DESIGNATED UPON PLAT NO. 1 OF SOUTHROCK INDUSTRIAL PARK, BEING A SUBDIVISION OF PART OF THE SOUTHWEST QUARTER OF SECTION 3 AND PART OF THE SOUTHEAST QUARTER OF SECTION 4, BOTH BEING IN TOWNSHIP 43 NORTH, RANGE 1 EAST OF THE THIRD PRINCIPAL MERIDIAN, THE PLAT OF WHICH SUBDIVISION IS RECORDED IN BOOK 39 OF PLATS ON PAGE 37A, BOUNDED AND DESCRIBED AS FOLLOWS:  BEGINNING AT THE NORTHEAST CORNER OF LOT 4; THENCE SOUTH 00 DEGREES 05 MINUTES 13 SECONDS EAST, ALONG THE EAST LINE OF LOT 4, A DISTANCE OF 517.10 FEED TO A POINT WHICH BEARS NORTH 00 DEGREES 5 MINUTES 13 SECONDS WEST, 558.75 FEET FROM THE SOUTHEAST CORNER OF LOT 4; THENCE SOUTH 89 DEGREES 54 MINUTES 47 SECONDS WEST, 891.40 FEET TO THE SOUTHWEST CORNER OF LOT 4; THENCE NORTH 00 DEGREES 02 MINUTES 48 SECONDS WEST, ALONG THE WEST LINE OF LOT 4, A DISTANCE OF 517.46 FEET TO THE NORTHWEST CORNER OF LOT 4; THENCE NORTH 89 DEGREES 56 MINUTES 10 SECONDS EAST, ALONG THE NORTH LINE OF LOT 4, A DISTANCE OF 891.04 FEET TO THE POINT OF BEGINNING; EXCEPTING THEREFROM A PART OF LOT 4 AS DESIGNATED UPON AFORESAID PLAT NO. 1 OF SOUTHROCK INDUSTRIAL PARK DESCRIBED AS FOLLOWS:  BEGINNING AT THE NORTHEAST CORNER OF SAID LOT 4; THENCE SOUTH 89 DEGREES 54 MINUTES 47 SECONDS WEST ON THE NORTH LINE OF LOT 4, A DISTANCE OF 66.00 FEET; THENCE SOUTH 79 DEGREES 54 MINUTES 06 SECONDS EAST, A DISTANCE OF 32.81 FEET; THENCE SOUTH 44 DEGREES 46 MINUTES 21 SECONDS EAST, A DISTANCE OF 39.32 FEET; THENCE SOUTH 10 DEGREES 45 MINUTES 35 SECONDS EAST, A DISTANCE OF 32.81 FEET TO THE EAST LINE OF SAID LOT 4; THENCE NORTH 0 DEGREES 06 MINUTES 16 SECONDS WEST ON THE EAST LINE OF SAID LOT 4 A DISTANCE OF 66.00 FEET TO THE POINT OF BEGINNING, SITUATED IN WINNEBAGO COUNTY, STATE OF ILLINOIS.

EXHIBIT B
Leased Furnishings and Equipment

Supplier Name	Item	Category
Berg Industries, Inc.	PO#15-57522 Domed Entrance Awning	Awning
ComEd	1026489011 - Exterior work, transformer for additional 4K amps	Building new Electrical Service
Ballard Electric	2000 Amp Service	Building new Electrical Service
Pro Com Systems	Install exterior intercoms, interior flashing lights, tone generator, speaker	Building Intercom
Ballard Electric	Halide Lamps	Building Lighting
Lundberg Brothers Construction	PO#15-57479 Labor & material to install 15' of upper & lower cabinets in new addition	cabinets in addition
Northern Illinois Communications Systems	Cat 6 wiring and cabling	Computer Network
Northern Illinois Communications Systems	Install Data Cabling and Misc Supplies	Computer Network
Northern Illinois Communications Systems	Install 28 data cables to new cubical area	Computer Network
Northern Illinois Communications Systems	Labor and material to add (2) conf room data drops	Computer Network
Larson Sheet Metal, Inc.	PO#01-1019 Control room ducting w/ chiller coil per Frank for bldg air conditioner	Control Room HVAC
Ballard Electric	Project#15-57661 Billing #2 PO#15-57483	Overhead fans - back
Ballard Electric	Project#15-57661 PO#15-57483 Billing #3 B.A. Fans	Overhead fans - back
Big Ass Fans	PO#15-57485 24' Power Foil Fans	Overhead fans - back
Ballard Electric	Phone Conduit	Phone network
Pentegra Systems	Phone & Data Network Switch	Phone network
Dell Financial Services	Phone and Data hardware, network switched	Phone network
Provantage	Camera Station	Security building
DFS Acceptance	Security Computer	Security building
SimplexGrinnell	7160210 Pinnacle Lite Software	Security building
SimplexGrinnell	PC5020NK Power 864	Security building
Pro Com Systems	PO#07-1028 Project#60-57539 Billing#1	Security building
Pro Com Systems	PO#07-1028 project#60-57539 final billing	Security building
Pro Com Systems	Project#62-20704 Install new lock power transfer hinge and card reader	Security building
Pro Com Systems	PO#15-57554 Furnish and install burglar alarm equipment per quotation	Security building
Ceroni Piping Co.	Replace and remove old water softener	utilities - water
Hamilton Sundstrand/AEC	Chilled Water System - Compressor/Condensor/Pump Unit	Chiller

EXHIBIT "C"

Hamilton Sundstrand Contract

attached

EXHIBIT "D"

Depiction of Secure Areas

EXHIBIT "E"

Sign Specifications

EXHIBIT D

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT between NTS Technical Systems, a California corporation (the "Company"), and Clifford Smith, an individual (the "Consultant"), is effective as of July __, 2011 (the “Start Date”).

This Agreement is entered into with reference to the following facts:

A.	Consultant was a key employee, executive and one of the members of Ingenium Testing LLC, an Illinois limited liability company (“Ingenium”).

B.
Company and NTS Engineering Services, Inc., a California corporation (together "NTS"), are purchasing substantially all of the assets of Ingenium (the “Purchased Assets”) pursuant to an Asset Purchase Agreement (the "Purchase Agreement"), which is to be executed concurrently herewith (hereinafter referred to as the "Purchase").

C.	The Company desires to retain the services of Consultant to assist in the Company’s operation of the Purchased Assets following the Closing of the Purchase.

D.	It is a condition to the consummation of the transactions contemplated by the Purchase Agreement that the parties enter into this Agreement

IN CONSIDERATION of the foregoing and the mutual covenants and agreements set forth in this Agreement, the parties, intending to be legally bound, agree as follows:

1.
SCOPE OF SERVICE.  The services to be provided by Consultant hereunder are to be rendered by Consultant as an independent contractor, and not as an employee of the Company.  For purposes of this Agreement, Consultant shall report to William McGinnis, CEO of NTS, or such other person as may be designated in writing by the Company, who shall oversee Consultant's activities.  During the term of this Agreement, Consultant will, to the best of his ability and skill, render personal services in the performance of such tasks as may be assigned by the Company and which are commensurate with an individual of Consultant’s skills and abilities, including, but not limited to, those tasks set forth in Schedule 1 attached hereto.

1.1
Consultant, upon request, will provide his services and assistance as a Consultant generally in the area of testing, design, analysis, engineering, sales and marketing services to the Company's customers.  In consideration of the services to be rendered by Consultant, he shall be paid at the rate of $277.77 per hour of consulting services provided at the times and in the manner set forth in Section 1.4 up to a maximum of 60 hours per month and at the rate of $250 per hour for each additional hour of work.

1.2
The Company will reimburse Consultant for all reasonable travel expenses pre-authorized in writing by the Company and incurred in connection with services furnished under this Agreement.  Where applicable, the amount reimbursable for out-of-town travel expenses shall be limited to a per diem rate (or other reimbursement basis) approved in writing in advance by the Company.

1.3
Consultant will be available to perform up to 30 hours per week of services for the Company during the term of this Agreement, subject to reasonable absences for vacations, illness and other personal absences.  Consultant shall keep Company reasonably informed of his schedule and availability throughout the Term, and the Company shall provide reasonable notice to Consultant regarding the need for his services.  The Company shall utilize Consultant's services for an average of sixty (60) hours per month during the Term.

1.4
Company shall pay Consultant $16,666.20 on the 10th business day of each month during the Term, as a retainer and based upon Consultant rendering at least sixty (60) hours on average each month during the Term as provided in Section 1.3.  On the tenth (10th) business day after expiration of the first six (6) months during the Term, Company shall pay Consultant the positive excess, if any, of (u) the product of $250 per hour multiplied by the number of hours of service actually rendered by Consultant during the first six (6) months during the Term over (v) $100,000 (i.e., the retainer amount payable to Consultant with respect to the first six (6) months of the Term).  On the tenth (10th) business day following expiration of each subsequent six (6) month period during the Term, Company shall pay to Consultant the positive excess, if any, of (w) the product of $250 per hour multiplied by the number of hours of service actually rendered by Consultant during all preceding months during the Term over (x) the sum of retainer amounts payable to Consultant with respect to all preceding months during the Term).  Notwithstanding the foregoing, however, a final true-up payment, if any, shall paid (if applicable) on the tenth (10th) business day following the month in which this Agreement is terminated equal to the positive excess, if any, of (y) the product of $250 per hour multiplied by the number of hours of service actually rendered by Consultant during the period following expiration of the most recently ended six (6) month period during the Term through the date of such termination over (y) the sum of all retainer amounts payable to Consultant with respect to the period following expiration of the most recently ended six (6) month period during the Term through the date of such termination.

1.5	Consultant promptly will notify the Company of any material information received in the course of performing services under this Agreement which is likely to be of benefit or interest to the Company.

2.
TERM OF AGREEMENT.  The initial term of this Agreement shall be for a period of twelve (12) months commencing on the Start Date (the "Term").  This Agreement may be terminated at any time and for any reason, with or without cause, by either party upon thirty (30) days prior written notice to the other party.

3.
INDEPENDENT CONTRACTOR.  Consultant warrants that he operates as an independent business enterprise and that Consultant exercises sole and exclusive control over the manner and means employed by Consultant in operating his business.  The parties expressly disavow any intention to create or establish a relationship of franchisor and franchisee or employer and employee.  Consequently, Consultant is and shall remain an independent contractor, solely responsible for (1) obtaining, maintaining and insuring any vehicles which are necessary and/or used to perform services; (2) paying all expenses incurred in providing services (subject to a right to receive reimbursement for certain expenses as provided herein); and (3) satisfying all obligations concerning applicable taxes to (a) Federal, (b) State, (c) County, and (d) City Government.

3.1	Consultant is responsible for completing the projects assigned in a timely and professional manner and for ensuring the availability of all necessary materials in connection with same.

3.2
Subject to the requirements of Paragraph 3.1, above, the Company is not responsible for and shall have no control over the method and/or manner in which  Consultant performs under the projects assigned, when, where or how Consultant performs his tasks.

3.3
Consultant may engage in any other business or employment so long as it does not interfere or conflict with the performance of Consultant's obligations hereunder and under Sections 6.1 of the Asset Purchase Agreement.

3.4
The Company is not responsible for payment of workers’ compensation, disability or other similar benefits, vacation, unemployment or other insurance, or for withholding income or other similar taxes or Social Security tax for Consultant, but such responsibility shall be solely that of Consultant.  Consultant will obtain and maintain all permits and business licenses he needs to perform services under this Agreement, and will be responsible for all payroll and other taxes and assessments for Consultant.

4.
CONFIDENTIAL OR PROPRIETARY INFORMATION.  It is anticipated that information confidential or proprietary to the Company will be disclosed to Consultant during the course of his consulting work hereunder.

This information may be oral or written.  If in writing, the information may, or may not, be stamped "confidential" but if it relates to any aspect of the business of the Company, or the Company's employees, customers or vendors, including but not limited to, customer files and/or data, drawings, blueprints, designs, formulae, techniques, processes, specifications, calculations or calibrations, customer or vendor lists or requirements, purchase orders, contractual terms or conditions, pricing, cost information, names of suppliers, or delivery schedules, test results, research and development reports, business plans, marketing plans or strategies, market research, trade secrets or private matters related to the Company's employees, Consultant should assume the information is confidential, proprietary and/or a trade secret, and treat it as confidential.

Consultant further acknowledges that such confidential information, if shared directly or indirectly with third parties, could be detrimental to the Company because it would place the Company or its customers, employees, or vendors at a competitive disadvantage if disclosed, and that, but for his association with the Company, Consultant would not receive such information, as it is not available to the public.  Accordingly, Consultant agrees that, except as authorized by an officer of the Company, he shall not disclose, copy, communicate, divulge to, or use for the direct or indirect benefit of any person, firm, association, or company other than the Company, any confidential or proprietary material or trade secret of the Company, its customers, vendors and/or employees including but not limited to the type of information identified above.

Consultant further understands and agrees that the Company may take such action as it deems appropriate to enforce this Agreement, including but not limited to the filing of an action in court to enjoin and restrain Consultant from any further violation, and for damages.

Consultant agrees and acknowledges that by reason of his unique knowledge of, and association with, the business of the Company, the scope of these covenants are reasonable and commensurate with the legitimate business interests of the Company.  Consultant understands and acknowledges that the obligations of this Agreement shall survive the termination of Consultant's relationship with the Company, irrespective of the reason for the termination of that relationship.  When Consultant's relationship is terminated or upon request by the Company, he agrees to return all of the documents and property in his possession which he has obtained or received from the Company, including but not limited to the information above identified as well as any customer data files, customer lists, pricing lists, and/or prospect lists in his possession, and further agrees not to disclose, discuss or use any confidential, proprietary or trade secret information to which he had access while associated with the Company with any person or entity.

In addition to confidential information about the Company, Consultant acknowledges that he also may receive confidential information about employees or customers of the Company.  Consultant agree that all provisions of this Agreement applicable to confidential information belonging to the Company will also apply to information received from and/or about employees and customers.  Consultant further understands and agrees that such information of the Company should not be disclosed to employees of Consultant, if any, except on a "need to know" basis.

Consultant acknowledges that violation of any part of this Agreement is grounds for immediate termination of this Agreement by the Company, and that the Company's rights and remedies against Consultant for violation of this Agreement shall be cumulative and that nothing herein shall prevent the Company from enforcing any other right or remedy available to it under Section 6.1 of the Asset Purchase Agreement and under law, including, but not limited to, those provided for in the Uniform Trade Secrets Act to the extent adopted in the State of Illinois.

It is understood that the Company will have the right to use, in any way, any of the information, that Consultant may disclose to it during the term of this Agreement.

5.	PATENTS AND COPYRIGHT RIGHTS.

5.1
Patents and Copyrights.  Consultant acknowledges that Consultant will acquire no right or interest in any invention, process, technique, information, method or any expression of an idea over which copyright may be claimed, in respect of the business of the Company, or the business of any related company, which Consultant creates or in respect of which Consultant provided any assistance.  Consultant further agrees (without additional compensation) to promptly disclose and assign to the Company for its exclusive property, during the Restricted Period and at all times thereafter, all inventions, discoveries, trade secrets, innovations and improvements, including, but not limited to, computer programs, systems and technology, whether or not patentable or copyrightable (collectively, “Work Products”), that were or are made or conceived or begun, either alone or jointly with others, during Consultant’s employment with the Company or his consulting relationship with the Company and that (i) are along the lines of business, work or investigation of the Company, (ii) result from, or are suggested by, any work that he has done for the Company, or (iii) were otherwise made through the use of the Company’s time, facilities and/or materials.  All Work Products that were made, conceived or begun during Consultant’s consulting relationship with the Company shall be deemed to be works-for-hire to which Consultant assents and has no right or interest.  Notwithstanding the foregoing, the provisions of this paragraph shall not apply to Work Products that were developed by Consultant (i) on his own time; and (ii) without using any resources or information provided by the Company or one of the Company’s customers.

5.2
At the Company’s request, at all times during and after the Restricted Period, Consultant agrees to promptly make all disclosures, execute all documents, applications and assignments and perform all acts necessary or reasonably requested by the Company to obtain, for itself or its nominees, patents, copyrights or other legal protection for any such inventions, discoveries, trade secrets, innovations and improvements in any and all countries.

6.	NO EFFECT ON PURCHASE AGREEMENT. Nothing contained in this Agreement shall alter the obligations of Consultant (Clifford Smith) under the Purchase Agreement.

7.
USE OF NAME.  As long as this Agreement remains in effect, it is agreed that the Company may freely use Consultant's name in relation to the services provided by him under this Agreement, referring to his professional qualifications and experience.  Consultant may refer to himself as a consultant of the Company.

8.
AVAILABILITY.  Consultant agrees that he will immediately notify the Company, in writing, if he enters into an agreement that would thereafter preclude his rendering services to the Company under this Agreement.

9.
ASSIGNMENT AND SUBCONTRACTING.  Consultant shall not assign or subcontract, in whole or in part, any of the services to be furnished under this Agreement, nor shall Consultant assign any money due hereunder from the Company without, in each case, the prior written consent of the Company.  The Company may assign, in whole or in part, this Agreement to an affiliate of the Company without obtaining the consent of Consultant upon five (5) days written notice to Consultant.  This Agreement shall be binding upon, and shall inure to the benefit of, the parties to it and their respective heirs, legal representatives, successors, and assigns.

10.
TERMINATION.  Upon termination of this Agreement, the Company shall have no further obligation to Consultant under this Agreement, except to make any payments that are earned and unpaid as of the date of termination of the Agreement.  Consultant shall be obligated to furnish such reports as may be required by Schedule 1 hereto and shall continue to be bound by the provisions of Section 4 and Section 5 of this Agreement.  Nothing herein shall prevent the Company from enforcing any other right or remedy available to it under Section 6.1 Asset Purchase Agreement.

11.
RENEGOTIATION.  Insofar as the services performed by Consultant pursuant to the provisions of this Agreement relate to contracts between the Company and the United States Government, this Agreement shall be subject to any act of Congress, whether heretofore or hereafter enacted and to the extent indicated therein providing for the renegotiation of this Agreement and shall be deemed to contain all the provisions required by any such act without subsequent amendment of this Agreement specifically incorporating such provisions.

12.
AUDIT AND RECORDS.  Consultant shall maintain books, records, documents, and other evidence and accounting procedures and practices, sufficient to reflect properly all direct and indirect costs of whatever nature claimed to have been incurred and anticipated to be incurred for the performance of this Agreement.  The foregoing constitutes "Records" for the purposes of this clause.

Consultant shall preserve and make available his Records until the expiration of three (3) years from the date of termination of this Agreement, or for such longer period, if any, as is required by applicable statute, or by other clauses in this contract.

13.
SECURITY REQUIREMENTS.  To the extent that this Agreement involves access to security information, the applicable contract security provisions in effect on the date of this Agreement are hereby incorporated into this Agreement, and made a part hereof.

14.
NOTICES.  Unless otherwise notified in writing, each party shall send any notices required under this Agreement to the other party by certified mail, return-receipt requested, overnight courier or personal delivery, at the addresses shown below:

CONSULTANT:	Clifford Smith
1821 Wickham Drive
Caledonia, IL 61011

COMPANY:	National Technical Systems, Inc.
24007 Ventura Boulevard
Calabasas, CA 91302
Attention: Chief Executive Officer

15.	GENERAL PROVISIONS

15.1
Further Actions and Assurances.  Each party agrees that upon the request of the other it will, from time to time, execute and deliver to such other party all such instruments and documents of further assurance or otherwise, and will do any and all such acts and things as may be reasonably required, to carry out the obligations of such party hereunder.

15.2
Headings and Captions.  The subject headings of the paragraphs of this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of the provisions of this Agreement.

15.3
Entire Agreement.  This Agreement constitutes the entire agreement between the parties hereto pertaining to the services to be provided by Consultant to the Company and supersedes all prior and contemporaneous agreements and understandings of the parties in connection therewith.  No supplement, modification or amendment of this Agreement shall be binding unless it is set forth in a writing stating that it is intended to modify or amend this Agreement and is executed by the parties hereto.  No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver and no waiver shall be binding unless executed in writing by the party making the waiver.

15.4
Binding Effect.  Nothing in this Agreement, whether expressed or implied, is intended to confer upon any person other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement, nor is anything in this Agreement intended to relieve or discharge the liability of any other entity to either party hereto, nor shall any provision hereof give any entity any right of subrogation against, or action against any party to this Agreement.

15.5
Counterparts.  This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

15.6
Governing Law.  This Agreement shall be construed in accordance with, and governed by, the laws of the State of Illinois, without regard to conflicts of law rules.  Consultant acknowledges that he currently resides in Illinois.

15.7
Venue.  Any suit to enforce any part of this Agreement must be brought in the Courts of the County of Winnebago of the State of Illinois or the District Court of the United States of America for the Northern District of Illinois, Western Division.  Consultant hereby consents to the jurisdiction of such Court, even if Consultant does not reside in Illinois at the time such action is commenced.

15.8	Severability. The invalidity, in whole or in part, of any provision of this Agreement shall not affect the validity or enforceability of any other of its provisions.

15.9
Survival.  Expiration of this Agreement or termination of this Agreement, whether initiated by the Company or Consultant, shall not affect the Company’s or Consultant’s continuing obligations under this Agreement, the Purchase Agreement.

[Signature Page to Follow]

The parties have executed this Consulting Agreement as of the date first above written.

COMPANY:

NTS Technical Systems

By:

Its:

CONSULTANT:

Clifford Smith

Signature Page to Consulting Agreement

Consulting Agreement
NTS Technical Systems /Clifford Smith

SCHEDULE 1

Consultant will, to the best of his ability and skill, render personal services in the performance of such tasks as may be assigned by the Company and as set forth below.

1.	Business Development and Customer Matters.
a.	Prepare and review quotations and proposals.
b.	Seek opportunities from potential and existing customers of the Company.
c.
Visit potential and existing customers and be willing to travel as may be required.  Travel schedule shall be pre-approved by the Company in writing.  Trips shall be arranged to include attendance of appropriate personnel of the Company.

d.
Provide advice to the Company regarding markets, sales, services, services development, products, product development and existing and potential customers and suppliers, including assisting management of the Company in seeking to develop and preserve favorable business relations with customers and suppliers.

e.	Make every effort to fulfill and extend the Company's existing contract with Hamilton Sundstrand Corporation.

2.	Operations.
a.	Lab management duties as requested by the Company.
b.	Program management of customer contracts.
c.	Performance of consulting services.
d.	Transfer technologies, documentation, and customer relationships to NTS personnel.
e.	Train NTS personnel on use of software, processes, procedures, and equipment use.

Schedule 1 to Consulting Agreement

EXHIBIT E

ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this "Agreement"), dated as of July 20, 2011, is made by and among NTS Technical Systems, a California corporation ("Buyer"), Ingenium Testing, LLC, an Illinois limited liability company ("Ingenium"), Lab Nine, LLC, an Illinois limited liability company ("Lab Nine"), Lab Eight, an Illinois corporation ("Lab Eight" and together with Ingenium and Lab Nine, the "Companies"), Duane Wingate, an individual, and Cliff Smith, an individual.

RECITALS

WHEREAS, Buyer, the Companies, Smith and Wingate are parties to that certain Asset Purchase Agreement dated as of even date herewith (the "APA"), pursuant to which the Companies have agreed to sell, transfer, assign, convey and deliver to Buyer, and Buyer has agreed to purchase and acquire from the Companies, all of the Companies' rights, titles and interests in and to the Purchased Assets (as defined in the APA);

WHEREAS, pursuant to the APA, Buyer has agreed to assume the Assumed Liabilities (as defined in the APA); and

WHEREAS, Buyer and the Companies desire to document, and set forth the terms of, the sale, transfer, assignment, conveyance, and delivery of the contracts and intangible assets included in the Purchased Assets and the assumption of the Assumed Liabilities.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.             Definitions.  Capitalized terms used but not defined herein shall have the meanings assigned to them in the APA.  All references to schedules and sections shall mean references to the APA, except as otherwise noted herein.

2.             Assignment.  Effective as of the Closing Date, the Companies do hereby irrevocably sell, transfer, assign, convey and deliver to Buyer, free and clear of any Liens or encumbrances, all right, title and interest, legal and equitable, in and to the intangible assets included in the Purchased Assets, including without limitation the assets described on Exhibit A hereto (the “Intangible Assets”).  The Companies hereby irrevocably constitute and appoint Buyer as their true and lawful attorney, with full power of substitution, in each Company's name and stead, but on behalf and for the benefit of Buyer to demand and receive any and all of the Intangible Assets, and to give receipts and releases therefor, and from time to time to take any and all actions in each Company's name, for the benefit of Buyer for the collection and/or reduction to possession of the Intangible Assets.  Such powers of attorney are coupled with an interest and are irrevocable by the Companies.

1

3.             Assumption.  Effective as of the Closing Date, Buyer does hereby accept the foregoing sale, transfer, assignment, conveyance and delivery of all of Seller's right, title and interest in and to the Intangible Assets and hereby assumes and agrees to pay, perform and discharge when due, in accordance with the APA, all of the liabilities set forth on Exhibit B hereto.

4.             APA.  This Agreement is made in accordance with and is subject to all the terms, representations, warranties, covenants, agreements and limitations set forth in the APA, and all such terms, representations, warranties, covenants, agreements and limitations are incorporated herein by this reference.  The execution and delivery of this Agreement by the parties hereto shall not in any way limit the rights and obligations of the parties under the APA.  In the event of any conflict between the terms of this Agreement and the APA, the APA shall control.

5.             Third Parties.  The assumption by Buyer of certain obligations of the Companies as provided in Section 3 is not intended by the parties to expand the rights or remedies of any third party against Buyer or the Companies, as the case may be, as compared to the rights and remedies which such third party would have had against the Companies had Buyer not consummated the transactions contemplated by the APA.  Nothing contained herein will, or should be construed to, prejudice the right of Buyer or the Companies, as the case may be, to contest any claim or demand with respect to any litigation or liability assumed or not assumed, respectively, hereunder; and Buyer or the Companies, as the case may be, will have all rights which the Companies has or may have to defend or contest any such claim or demand.

6.             Counterparts.  This Agreement may be executed in counterpart signature pages executed and delivered via facsimile transmission or via email with scan or email attachment.  Any such counterpart executed and delivered via facsimile transmission or via email with scan or email attachment will be deemed an original for all intents and purposes, and all such counterparts shall together constitute one and the same instrument.

7.             Further Assurances.

(a)           Upon Buyer's request, the Companies shall enter into and deliver such further assignments of the Intangible Assets and/or the rights related thereto and other documents as are reasonably necessary to protect Buyer's rights therein, and the Companies agree to cooperate with Buyer in the enforcement of such rights and shall give such testimony as may reasonably be deemed necessary or required of the Companies by Buyer or its designee to develop, preserve or extend Buyer's rights relating to any Intangible Assets and to permit Buyer or its designee to file and prosecute patent applications and, as to copyrightable material, to obtain copyright registrations thereof.  The Companies hereby appoint Buyer as its attorney-in-fact to execute on its behalf any assignments or other documents deemed necessary by Buyer to protect or perfect its rights to any Intangible Assets.

(b)           To the extent any assignment of any portion or all of the Intangible Assets to Buyer is not capable of being effectuated, as required hereunder, then as additional consideration for the payments made to the Companies hereunder, the Companies hereby grant to Buyer a worldwide, perpetual, fully-paid up, royalty-free, irrevocable, exclusive license, with the right to grant further sublicenses, to such portion of the Intangible Assets without any reservation of rights by the Companies.

[Remainder of page intentionally left blank]

2

IN WITNESS WHEREOF, the undersigned have executed this Assignment and Assumption Agreement as of the date first set forth above.

NTS TECHNICAL SYSTEMS,	INGENIUM TESTING, LLC,
a California corporation	an Illinois limited liability company

By:	By:
Name:	Name:
Title:	Title:

LAB NINE, LLC,
an Illinois limited liability company

By:
Name:
Title:

LAB EIGHT, INC.,
an Illinois corporation

By:
Name:
Title:

Cliff Smith, an individual

Duane Wingate, an individual

Signature Page to Assignment and Assumption Agreement

EXHIBIT A

Intangible Assets

1.	That certain contract between Hamilton Sunstrand and Ingenium dated October 26, 2006

2.	The following Permits:

Certification / Verification	Type	Agency	Frequency
ISO IEC 17025 : 2005 Certification No. 2674.01 Expires: February 2012
Quality System:

Test Methods and Standards Include:

•      Radiated Emissions – FCC Part 15 – CISPR 11/22

•      Conducted Emissions – FCC Part 15 – CISPR 11/22

•      ESD Immunity – IEC/EN 61000-4-2

•      Radiated RF Immunity – IEC/EN 61000-4-3

•      EFT/Burst Immunity – IEC/EN 61000-4-4

•      Power Surge Immunity – IEC/EN 61000-4-5

•      RF Conducted Immunity – IEC/EN 61000-4-6

•      Magnetic Field Immunity – IEC/EN 61000-4-8

•      Dips – Interrupts Immunity – IEC/EN 61000-4-11

•      Harmonic Emissions – IEC/EN 61000-3-2

•      Fluctuations – Flicker Immunity – IEC/EN 61000-3-3

Product Family Standards Include:

•      Medical Products – IEC/EN 60601-1-2

•      Adjustable Speed Drives – IEC/EN 61800-3

Agricultural/Forestry Products – ISO 14982
		A2LA The American Association for Laboratory Accreditation	Annually
FCC - CAB Designation (CAB - Conformity Assessment Body)	Designation	FCC (Update of Lab registration occurs through A2LA recertification of quality system)	Annually
Chamber 6 Performance Verification *Required to obtain Al above	Lab Proficiency of Emissions Testing based on ANSI C63.4	Outside Contractor of Choice	Every Two Years
Chamber 6 Performance Verification	Lab Proficiency of Emissions Testing based on ANSI C63.4	Ingenium Testing Quality System Procedure QSP - NSA Report V1_0, May 2009	Annually
Measurement Facility Renewal - FCC	CFR 47 Part 2.948 Incompliance	FCC	Every Three Years
Measurement Facility Renewal - Industry Canada	Industry Canada RSS-Gen Issue 2 June 2007 In Compliance	Industry Canada	Every Two Years

A - 1

3.	That certain vendor lease between ElectroRent and Ingenium

4.	That certain calibration services agreement between ETS-Lindgren and Ingenium

5.	That certain calibration services agreement between Dynamic Technologies and Ingenium

6.	That certain printing services agreement between RK Dixon Company and Ingenium

A - 2

EXHIBIT B

Assumed Liabilities

1.            All accounts payable of Companies existing on the Closing Date as set forth on Schedule 1.2 of the APA and all other liabilities and obligations of Sellers arising after the Closing Date under any Contract, lease or other agreement assigned to Buyer pursuant to Section 1.1 of the APA which (i) is set forth in any Schedule to the APA (unless otherwise indicated thereon), (ii) because of temporal, dollar and other limitations set forth in the APA is not required to be set forth in any Schedule to the APA or (iii) is otherwise specifically consented to in writing by Buyer.  Notwithstanding the foregoing, Buyer shall not assume any liabilities or obligations arising out of any breach or default by Sellers prior to the Closing of any provision of any Contract, lease, or other agreement assigned to Buyer pursuant to Section 1.1 of the APA, all of which shall be Retained Liabilities.

B - 1